As filed with the Securities and Exchange Commission on February 22, 2001
Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SYNAPTICS INCORPORATED

(Exact Name of Registrant as Specified in its Charter)

California (prior to reincorporation) Delaware
(after reincorporation)	3679	77-0118518

(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2381 Bering Drive

San Jose, California 95131
(408) 434-0110

(Address, Including Zip Code, and Telephone Number, Including Area Code,
of Registrant’s Principal Executive Offices)

Francis F. Lee

President and Chief Executive Officer
Synaptics Incorporated
2381 Bering Drive
San Jose, California 95131
(408) 434-0110

(Name, Address Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies to:

Robert S. Kant, Esq. Jean E. Harris, Esq. Brian H. Blaney, Esq. Greenberg Traurig, LLP One East Camelback Phoenix, Arizona 85012-1656 (602) 263-2300	Curtis L. Mo, Esq. Richard C. Leska, Esq. Faith K. Bruins, Esq. Brobeck, Phleger & Harrison LLP 2200 Geng Road Palo Alto, California 94303 (650) 424-0160

     Approximate date of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered in this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.

CALCULATION OF REGISTRATION FEE

	Proposed Maximum Aggregate
Title of Each Class of Securities to be Registered	Offering Price(1)(2)	Amount of Registration Fee

Common Stock, no par value per share	$50,000,000	$12,500

(1)	Includes shares of common stock that the underwriters have the option to purchase from the selling stockholders to cover over-allotments, if any.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed without notice. Synaptics may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and Synaptics is not soliciting offers to buy these securities, in any jurisdiction where the offer or sale of these securities is not permitted.

TABLE OF CONTENTS

PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED CONSOLIDATED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
CERTAIN RELATIONSHIPS AND TRANSACTIONS
PRINCIPAL AND SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
Exhibit 23.2
Exhibit 23.3
SUBJECT TO COMPLETION, DATED FEBRUARY 22, 2001

PROSPECTUS

                                    Shares

Common Stock

      This is the initial public offering of Synaptics Incorporated. We are selling           shares of our common stock.

      There is currently no public market for our shares. We anticipate that the initial public offering price will be between $     and $     per share. We have applied to have our common stock approved for listing on the Nasdaq National Market under the symbol “SYNA.”

      See “Risk Factors” beginning on page 7 to read about certain risks that you should consider before buying shares of our common stock.

      Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discount	$	$

Proceeds, before expenses, to us	$	$

      The underwriters may purchase up to an additional          shares of common stock from selling stockholders at the initial public offering price less the underwriting discount to cover over-allotments.

      The underwriters expect to deliver the shares against payment in New York, New York on             , 2001.

Bear, Stearns & Co. Inc.

                                    Banc of America Securities LLC

                                                                        SG Cowen

ING Barings

The date of this prospectus is                , 2001

(inside front cover)

The top of the page has the Synaptics logo on the left side and to the right of the logo, the words, in quotations, "enriching the interaction between humans and intelligent devices."

Directly below the header is a centered grouping of an image and text. The text reads "TouchPad(TM)" with a line underneath and below that line are the words "We are the leader in TouchPads for notebook computers. Our TouchPad provides the most accurate, comfortable, and reliable method to provide screen navigation, cursor movement, and a platform for interactive input." To the left of the text is an image of a person's finger using a TouchPad.

Directly below this is another centered grouping of an image and text. The text reads "TouchStyk(TM)" with a line underneath and below that line are the words "The TouchStyk is a self-contained, easily integrated, modular pointing stick solution that uses the same capacitive technology as our TouchPad. Our modular approach allows OEMs to include our TouchPad, our TouchStyk, or a combination of both interfaces in their notebook computers." To the right of the text is an image of a person's finger using a TouchStyk.

Directly below this is another centered grouping of an image and text. The text reads "ClearPad(TM)" with a line underneath and below that line are the words "Our capacitive touch screen solution consists of a clear thin sensor that can be placed over any viewable surface, including display devices, such as LCDs. ClearPad is lightweight, reliable, durable and accurate and enables visual information display in conjunction with touch commands." To the left of the text is an image of a person holding a ClearPad between a finger and thumb.

Directly below this is another centered grouping of an image and text. The text reads "Spiral(R)" with a line underneath and below that line are the words "A thin lightweight, low power, inductive pen-sensing solution where the Spiral sensor lies behind an LCD screen, effectively permitting 100% light transmissivity and lower overall power consumption resulting from reduced backlighting requirements." To the right of the text is an image of a person holding a personal digital assistant device in their hands and tapping the screen with a pen.

Directly below this, at the bottom of the page, is another centered grouping of an image and text. The text reads "QuickStroke(R)" with a line underneath and below that line are the words "QuickStroke provides a fast, easy and accurate way to input Chinese characters. Our patented software can be used in conjunction with our TouchPad to recognize handwritten, partially finished Chinese characters, thereby saving considerable time and effort." To the left of the text are images of the company logo and two Chinese characters below the logo that denote QuickStroke and a screen shot from the QuickStroke program.

PROSPECTUS SUMMARY

      This summary highlights information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before investing in our common stock. You should read this entire prospectus carefully, especially “Risk Factors” and our consolidated financial statements and related notes.

Our Business

      We are a leading worldwide developer of custom-designed user interface solutions that enable people to interact more easily and intuitively with a wide variety of mobile computing and communications devices. We currently supply approximately 53% of the touch pads used in notebook computers throughout the world. Our new pointing stick is designed to address the portion of the notebook market that uses the pointing stick as the interface solution. We estimate that approximately 70% of notebook computers use touch pad interfaces while 25% of notebook computers use pointing stick interfaces. Our new pointing stick can be used with our touch pad to take advantage of the growing trend to dual pointing interface solutions. We believe our extensive intellectual property portfolio, our experience in providing interface solutions to major original equipment manufacturers, or OEMs, and our proven track record of growth in our expanding core notebook computer business position us to be a key technological enabler for multiple applications in many fast-growing markets. Based on these strengths, we are addressing the opportunities created by the growth of a new class of mobile computing and communications devices, commonly called intelligent appliances, or iAppliances. iAppliances include personal digital assistants, or PDAs, and smart phones as well as a variety of mobile, handheld, wireless, and Internet devices. We believe our existing technologies, our new product solutions, and our emphasis on ease of use, small size, low power consumption, advanced functionality, durability, and reliability will enable us to successfully penetrate the market for iAppliance interface solutions. Our OEM customers include Acer, Apple, Compaq, Dell, Gateway, Hewlett-Packard, Intel, Samsung, and Sharp.

      Our TouchPad™ is a small, touch-sensitive pad that senses the position of a person’s finger on its surface to provide screen navigation, cursor movement, and a platform for interactive input. Our TouchPads offer various advanced features, such as virtual scrolling; customizable tap zones to simulate mouse clicks, launch applications, or perform other select functions; Palm Check to eliminate false activation; and Edge Motion to continue cursor movement when the user’s finger reaches the edge of the touch pad. Our TouchPads are custom designed to meet our OEMs’ specifications regarding electrical interface, size, thickness, functionality, and driver software for various advanced features. We have added stylus capabilities to our TouchPad to allow pen based applications, such as drawing, signature capture, and handwriting recognition, without sacrificing the accurate, comfortable finger input capabilities of the TouchPad. TouchStyk™, our recently introduced pointing stick solution, enables computer manufacturers to offer end users the choice of a touch pad, a pointing stick, or a combination of both interface devices. TouchStyk is a self-contained, easily integrated module that uses the same sensing technology as our TouchPad. Our QuickStroke® provides a fast, easy, and accurate way to input Chinese characters and has the potential to become a primary interface for the Chinese language market. Using our proprietary pattern recognition technology that combines our patented software with our TouchPad, QuickStroke can recognize handwritten, partially finished Chinese characters, thereby saving considerable time and effort.

      We are offering various solutions for use in the emerging markets for iAppliances, such as PDAs, smart phones, smart handheld devices, Web terminals, Internet appliances, interactive games and toys, and automotive controls and displays. Our ClearPad™ touch screen solution is a thin sensor that can be placed over any surface, including display devices, such as liquid crystal displays, or LCDs. The ClearPad is a lightweight, low power consumption solution, and its flexible design allows it to be mounted on curved surfaces. ClearPad is an extension of our capacitive TouchPad technologies. Unlike standard resistive touch screens, ClearPad eliminates the need for an internal air gap, which greatly decreases internal reflections and their associated impact on display quality. This makes ClearPad an excellent solution for devices with color displays or for use outdoors. Our Spiral™ is a thin, lightweight, low power consumption, inductive pen-sensing system. The Spiral sensor lies behind an LCD screen, effectively permitting 100%

light transmissivity and lower overall power consumption resulting from reduced backlighting requirements. Spiral uses a patented inductive coupling technology that offers the unique feature of proximity sensing to measure the position of the pen relative to the pen-based device. We are currently supplying iAppliance customers with touch sensing solutions utilizing the same proprietary technology used in our TouchPads. We also plan to introduce ClearPad and Spiral solutions for the iAppliance markets.

      Our interface solutions extend beyond the notebook computer market and have broad applicability across many market segments. We believe our interface solutions are feature rich, highly accurate, easy to use, and reliable and offer OEMs in these various market segments modularity and design flexibility for their products. Our solutions enable our customers to solve their interface needs and differentiate their products from those of their competitors.

Our Opportunity

      We believe our company is well positioned to benefit from the continuing growth in the notebook computer market as well as the explosive growth that is occurring in the iAppliance markets.

      Technological Leadership. We have developed and own an extensive array of application specific integrated circuit, or ASIC, firmware, software, pattern recognition, and touch sensing technologies, which provide us with significant competitive advantages. Our intellectual property includes more than 57 patents issued and 25 patents pending. We conduct ongoing research, development, and engineering programs that concentrate on advancing our technologies and expanding them to serve new markets, enhancing the quality and performance of our product solutions, and developing new product solutions. Our technology enables us to develop innovative, intuitive, user-friendly interfaces that address the needs of our customers and improve their competitive positions. Our vision is to develop interface solutions that integrate touch, handwriting, vision, and voice capabilities that can be readily incorporated into various electronic devices.

      Expanding Market Leadership. We believe significant growth potential exists in our core notebook computer interface market. The market for notebook computer interfaces continues to grow as businesses are increasingly replacing desktop computers with notebooks. IDC forecasts an overall compound annual growth rate, or CAGR, of 16.7% for notebooks during the period from 2000 to 2004 compared to 12.8% for desktops during the same period. In addition, our TouchStyk will enable us to address the portion of the notebook computer market that utilizes pointing sticks as the interface; new TouchPad offerings will provide us with the opportunity to expand our leadership in the portion of the notebook computer market that utilizes touch pads; and our dual pointing solutions will enable us to serve the expanding portion of the market that includes both interfaces. We estimate that approximately 70% of notebook computers use touch pad interfaces while 25% of notebook computers use pointing stick interfaces.

      Significant iAppliance Opportunity. We believe our interface solutions address the need for portability, connectivity, and functionality demanded by manufacturers and end users in the rapidly growing iAppliance markets. Our cost-effective solutions offer ease of use, low power consumption, a small form factor, high reliability, and durability and foster larger and clearer-resolution display screens. These characteristics are critical to iAppliances that allow for information access, management, and exchange anywhere and anytime.

      Marquee Global Customer Base. Our OEM customers include eight of the world’s ten largest notebook computer OEMs. We supply our OEM customers through their contract manufacturers. Our long-standing relationships with these customers, as well as our relationships with consumer electronic manufacturers, should support our efforts to supply them with interfaces for the iAppliances that a number of them are developing. We provide worldwide customer sales and support through offices or representatives in the United States, the United Kingdom, China, Japan, Hong Kong, Taiwan, and Thailand.

Our Strategy

      Our objective is to expand our position as the world’s leading supplier of interface solutions for the notebook computer market and to become a leading supplier of interfaces for the emerging high-growth iAppliance markets. Key elements of our strategy to achieve this objective include the following:

•	continue to pursue research and development in order to enhance our technological leadership, develop new technologies, extend the functionality of our product solutions, and offer innovative product solutions to our customers;

•	enhance our leadership in the notebook interface market by continuing to introduce market-leading interface solutions in terms of performance, features, size, and ease of use; address the pointing stick and expanding dual pointing segments of the notebook interface market; and expand our business with several OEMs;

•	capitalize on the evolution and growth of the worldwide iAppliance markets;

•	emphasize and expand our strong and long-lasting customer relationships and continue to provide the most advanced interface solutions for our customers’ products;

•	develop strategic relationships and pursue strategic acquisitions to enhance our research and development capabilities, leverage our technology, introduce new value-added customer solutions, and enter new markets; and

•	conduct virtual manufacturing in which we outsource our production requirements to third parties to provide a scalable business model; enable us to focus on our core competencies of research and development, technological advances, and product solution design; and reduce our capital expenditures and inventory requirements.

Our Offices

      We maintain our principal executive offices at 2381 Bering Drive, San Jose, California 95131, and our telephone number is (408) 434-0110. Our Web site is located at http://www.synaptics.com. The information contained at our Web site does not constitute part of this prospectus.

The Offering

Common stock offered	shares

Common stock to be outstanding after this offering	shares

Use of proceeds	We intend to use the proceeds from this offering for the expansion of our sales and marketing activities, for strategic relationships and acquisitions, and for working capital and general corporate purposes. See “Use of Proceeds.”

Proposed Nasdaq National Market Symbol	SYNA

      The number of shares of common stock to be outstanding after this offering is based upon our outstanding shares as of December 31, 2000, assuming the exercise of a warrant to purchase 32,000 shares of our Series E preferred stock and the conversion of our outstanding preferred stock into common stock. These shares exclude 4,095,868 shares of common stock issuable upon the exercise of outstanding stock options at December 31, 2000 with a weighted average exercise price of $2.50 per share and 354,187 shares reserved for issuance under our stock option plans at December 31, 2000.

      Except when otherwise indicated, the information in this prospectus

•	gives effect to a change-of-domicile merger in which we will be reincorporated in Delaware;

•	assumes the exercise of a warrant to purchase 32,000 of our Series E preferred stock prior to the closing of this offering;

•	assumes the automatic conversion of all of our preferred stock into 11,105,517 shares of our common stock prior to the closing of this offering; and

•	assumes no exercise by the underwriters of their option to purchase additional shares of stock from the selling stockholders to cover over-allotments, if any.

      All references to “we,” “us,” “our,” “Synaptics,” or “the company” in this prospectus mean Synaptics Incorporated and all entities owned or controlled by Synaptics Incorporated, except where it is clear that the term means only the parent company.

      TouchPad™, TouchStyk™, ClearPad™, Spiral™, and Incremental Recognition Technology™ are trademarks of Synaptics and QuickStroke® is a registered trademark of Synaptics. All other trademarks, service marks, and trade names referred to in this prospectus are the property of their respective owners.

SUMMARY CONSOLIDATED FINANCIAL DATA

      The following table sets forth our summary historical consolidated financial data. You should read this information in conjunction with our consolidated financial statements, including the related notes, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. The financial data as of December 31, 2000 and for the six months ended December 31, 1999 and 2000 are derived from financial statements that are unaudited.

				Six Months Ended
	Years Ended June 30,			December 31,

	1998	1999	2000	1999	2000

				(unaudited)

	(in thousands, except for share and per share data)

Consolidated Statement of Operations Data:

Net revenue	$23,167	$29,842	$43,447	$21,741	$32,429

Cost of revenue	17,734	17,824	25,652	12,653	22,138

Gross margin	5,433	12,018	17,795	9,088	10,291

Operating expenses:

Research and development	3,874	4,851	8,386	3,195	5,641

Selling, general, and administrative	4,142	5,534	7,482	3,820	4,236

Acquired in-process research and development	—	—	855	855	—

Amortization of goodwill and other acquired intangible assets	—	—	530	138	479

Amortization of deferred stock compensation	—	—	82	—	312

Total operating expenses	8,016	10,385	17,335	8,008	10,668

Operating income (loss)	(2,583)	1,633	460	1,080	(377)

Interest income, net	479	429	465	244	192

Write-down of note receivable from an affiliated company	—	—	(2,712)	—	—

Income (loss) before income taxes	(2,104)	2,062	(1,787)	1,324	(185)

Provision for income taxes	—	40	120	140	30

Net income (loss)	$(2,104)	$2,022	$(1,907)	$1,184	$(215)

Net income (loss) per share:

Basic	$(0.53)	$0.49	$(0.37)	$0.29	$(0.04)

Diluted	$(0.53)	$0.12	$(0.37)	$0.07	$(0.04)

Shares used in computing net income (loss) per share:

Basic	3,978,703	4,147,159	5,158,354	4,039,097	5,837,674

Diluted	3,978,703	16,251,004	5,158,354	16,512,848	5,837,674

Pro forma net income (loss) per share — basic and diluted			$(0.12)		$(0.01)

Shares used in computing pro forma net income (loss) per share — basic and diluted			16,231,871		16,911,192

	December 31, 2000

	Actual	As Adjusted

	(unaudited)

	(in thousands)

Consolidated Balance Sheet Data:

Cash and cash equivalents	$4,941	$

Working capital	12,322

Total assets	23,953

Long-term debt, capital leases, and equipment financing obligations, less current portion	2,215		2,215

Total stockholders’ equity	13,911

      The as adjusted consolidated balance sheet data gives effect to the following:

•	the assumed exercise of a warrant to purchase 32,000 shares of our Series E preferred stock prior to the closing of this offering;

•	the conversion into common stock of our outstanding preferred stock prior to the closing of this offering; and

•	the sale of shares of common stock to be sold in this offering at an assumed initial public offering price of $ per share, less underwriting discounts and commissions and other estimated offering expenses.

RISK FACTORS

      Before you invest in our common stock, you should be aware that there are risks, including those set forth below. You should carefully consider these risk factors, together with all the other information included in this prospectus, before you decide to purchase shares of our common stock.

Risks Related to our Business

We depend on one product and one market for our revenue.

      Historically, we have derived our revenue primarily from our TouchPads for notebook computers. Our new TouchStyk product solution also is targeted at the notebook computer market. The personal computer, or PC, market as a whole recently has experienced a slowdown in growth. While our long-term objective is to derive revenue from multiple interface solutions for both the notebook computer market and the iAppliance markets, we anticipate that sales of our TouchPads and TouchStyks for notebooks will continue to represent the most substantial portion of our revenue, at least in the near term. As a result, a decline in the demand in the notebook portion of the PC market would have an adverse effect on our revenue.

Our emerging iAppliance interface business may not be successful.

      Our emerging iAppliance interface business, from which we expect to derive substantial revenue, faces many uncertainties. Our inability to address these uncertainties successfully and to become a leading supplier of interfaces to the iAppliance markets would result in a slower growth rate than we currently anticipate.

      Various target markets for our iAppliance interfaces, such as those for PDAs, smart phones, smart handheld products, Web terminals, Internet appliances, and interactive games and toys, are uncertain, may develop slower than anticipated, or could utilize competing technologies. The market for these products depends in part upon the development and deployment of wireless and other technologies, which may or may not address the needs of users of these new products.

      Our ability to generate significant revenue from the iAppliance markets will depend on various factors, including the following:

•	the development and growth of the iAppliance markets;

•	the ability of our technologies and product solutions to address the needs of the markets, the requirements of OEMs, and the preferences of end users; and

•	our ability to provide OEMs with interface solutions that provide advantages in terms of size, power consumption, reliability, durability, performance, and value-added features compared to alternative solutions.

      Many manufacturers of these products have well-established relationships with competitive suppliers. Penetrating these markets will require us to offer better performance alternatives to existing solutions at competitive costs. We do not have any significant backlog of orders for our interface solutions to be incorporated in products in these markets. The revenue and income potential from these markets is unproven. We cannot assure you that our solutions will be adopted by significant segments of these markets, or at all.

      Many iAppliance products have only recently become available to consumers, and widespread market acceptance is uncertain. In addition, the commercial success of these products is unknown. Gaining acceptance in these markets may prove difficult because of our different approach to interfaces. The failure of any of these target markets to develop as we expect, or our failure to penetrate these markets, will impede our anticipated sales growth and could result in substantially reduced earnings from those we anticipate. We cannot predict the size or growth rate of these markets or the market share of these markets that we will achieve.

Our new interface solutions may not be commercially accepted.

      Our emerging TouchStyk, ClearPad, and Spiral solutions have no established track record. The failure to incorporate these technologies successfully into our customers’ products as the interface of choice would adversely affect our ability to increase our revenue. To succeed, we must help potential customers recognize the performance advantages of our solutions. The ability to produce these new products in sufficient quantities and the revenue and income potential of our new solutions are unproven.

Our historical financial information may not be indicative of our future performance.

      Our historical financial information primarily reflects the sale of TouchPads for notebook computers. While we expect this portion of our business to continue as an important contributor to our financial performance, we believe our future financial performance will be significantly impacted by sales in the iAppliance markets. We do not have an operating history in the iAppliance markets upon which you can evaluate our prospects, which may make it difficult to predict our actual results in future periods. Actual results of our future operations may differ materially from our anticipated results.

The products of our customers may not achieve market acceptance.

      We do not sell any products to end users. Instead, we design various interface solutions that our OEM customers incorporate into their products. As a result, our success depends almost entirely upon the widespread market acceptance of our customers’ products, many of which are just emerging, particularly in the case of iAppliances. We do not control or influence the manufacture, promotion, distribution, or pricing of the products that incorporate our interface solutions. Instead, we depend on our customers to manufacture and distribute products and to generate consumer demand through marketing and promotional activities. Any significant slowdown in the demand for our customers’ products or the failure in the marketplace of new products of our customers would adversely affect our profitability.

      Because our success depends on the widespread market acceptance of our customers’ products, we must continue to maintain our relationships with the leading notebook computer OEMs. In addition, we must identify areas of significant growth potential in the emerging iAppliance markets, establish relationships with OEMs in those markets, and assist those OEMs in developing products that use our interface technologies. Our failure to identify potential growth opportunities, particularly in the iAppliance markets, or establish relationships with OEMs in those markets, would adversely affect our business. Even if our technologies successfully meet our customers’ price and performance goals, our customers may not achieve commercial success in selling their products that incorporate our interface technologies.

Our sales may not increase if we fail to continue to satisfy our customers.

      Our ability to meet the expectations of our customers exposes us to a variety of risks, including the following:

•	our ability to provide innovative interface solutions for customers on a timely and cost-effective basis;

•	our success in maintaining customer satisfaction with our interface solutions; and

•	our ability to match our design and production capacity with customer demand and to maintain satisfactory delivery schedules.

Our failure to address these risks may prevent our sales from growing.

We rely on a limited number of companies for a significant portion of our sales.

      Sales to four companies that provide manufacturing services for major notebook computer OEMs accounted for 24%, 13%, 13%, and 12% of our net revenue during the fiscal year ended June 30, 2000, and 28%, 8%, 8%, and 8% of our net revenue for the six months ended December 31, 2000. Additionally, receivables from two of these contract manufacturers comprised 54% and 7% of our accounts receivable at

December 31, 2000. These contract manufacturers serve our OEM customers. Any material delay, cancellation, or reduction of orders from any one or more of these contract manufacturers or the OEMs they serve could have a material adverse effect on our business. The adverse effect would be more substantial if our other customers in the notebook computer industry do not increase their orders or if we are unsuccessful in generating orders for iAppliance interface solutions from existing or new customers. Many of these contract manufacturers sell to the same OEMs, and therefore our concentration with certain OEMs may be higher than with any individual contract manufacturer. Concentration in our customer base may make fluctuations in revenue and earnings more severe and make business planning more difficult.

      Our current customer base consists primarily of major U.S.-based OEMs that sell notebook computers worldwide. Competitive advances by Japan-based OEMs at the expense of U.S.-based OEMs could result in lost sales opportunities.

Our revenue may decline if our customers seek alternative sources of supply.

      We serve as the sole source provider for many of our customers. Those customers may choose to reduce their dependence on us by seeking second sources of supply, which would adversely affect our business. We must continue to demonstrate to our customers that we have adequate alternate sources for components, that we maintain adequate alternatives for production, and that we can deliver our products on a timely basis.

We rely on others for our production and any interruptions of these arrangements could adversely affect our business.

      We contract for all of our production requirements. The majority of our manufacturing is conducted in China, Thailand, and Taiwan by manufacturing subcontractors that also perform services for numerous other companies. We do not have a guaranteed level of production capacity. The loss of our relationships with our manufacturing subcontractors or assemblers or their inability to conduct their manufacturing and assembly services for us as anticipated in terms of cost, quality, and timeliness could adversely affect our ability to fill customer orders in accordance with required delivery, quality, and performance requirements. Qualifying new manufacturing subcontractors, and specifically semiconductor foundries, is time-consuming and could disrupt our relationships with our customers.

We depend on third parties to maintain satisfactory manufacturing yields and delivery schedules.

      We depend on our manufacturing subcontractors to maintain high levels of productivity and satisfactory delivery schedules at manufacturing and assembly facilities in China, Thailand, and Taiwan. We provide our manufacturing subcontractors with six-month rolling forecasts of our production requirements. We do not, however, have long-term agreements with any of our manufacturing subcontractors that guarantee production capacity, prices, lead times, or delivery schedules. Our manufacturers serve many other customers, a number of which have greater production requirements than we do. As a result, our manufacturers could determine to prioritize production capacity for other customers or reduce or eliminate deliveries to us on short notice. At times, we have experienced lower than anticipated manufacturing yields and lengthening of delivery schedules. Lower than expected manufacturing yields could increase our costs or disrupt our supplies. We may encounter lower manufacturing yields and longer delivery schedules in commencing volume production of our new products. Any of these problems could result in our inability to deliver our product solutions in a timely manner and adversely affect our operating results.

Shortages of components and materials may delay or reduce our sales and increase our costs.

      The inability to obtain sufficient quantities of components and other materials necessary for the production of our products could result in reduced or delayed sales or lost orders. Any delay in or loss of sales could adversely impact our operating results. Many of the materials used in the production of our products are available only from a limited number of foreign suppliers, particularly suppliers located in Asia. In most cases, neither we nor our contract manufacturers have long-term supply contracts with these suppliers. As a result, we are subject to economic instability in these Asian countries as well as to increased costs, supply interruptions, and difficulties in obtaining materials. Our customers also may encounter difficulties or increased costs in obtaining the materials necessary to produce their products into which our product solutions are incorporated.

      From time to time, materials and components used in our product solutions or in other aspects of our customers’ products have been subject to allocation because of shortages of these materials and components. During fiscal 2000, limited manufacturing capacity for ASICs resulted in significant cost increases of our ASICs. Similar shortages in the future could cause delayed shipments, customer dissatisfaction, and lower revenue.

We are subject to lengthy development periods and product acceptance cycles.

      We provide interface solutions that are incorporated by OEMs into the products they sell. OEMs make the determination during their product development programs whether to incorporate our interface solutions or pursue other alternatives. This process requires us to make significant investments of time and resources in the custom design of interface solutions well before our customers introduce their products incorporating these interfaces and before we can be sure that we will generate any significant sales to our customers or even recover our investment. During a customer’s entire product development process, we face the risk that our interfaces will fail to meet our customer’s technical, performance, or cost requirements or that our products will be replaced by a competitive product or alternative technological solutions. Even if we complete our design process in a manner satisfactory to our customer, the customer may delay or terminate its product development efforts. The occurrence of any of these events would adversely affect our operating results.

We do not have long-term purchase commitments from our customers.

      Our customers do not provide us with firm, long-term volume purchase commitments. As a result, customers can cancel purchase commitments or reduce or delay orders at any time. The cancellation, delay, or reduction of customer commitments could result in reduced revenue, excess inventory, and unabsorbed overhead. Substantially all of our sales to date have been in the notebook computer market, and we expect an increasing portion of our sales will be in the emerging iAppliance markets. All of these markets are subject to severe competitive pressures, rapid technological change, and product obsolescence, which increase our inventory and overhead risks.

We face intense competition.

      We serve intensely competitive markets that are characterized by price erosion, rapid technological change, and competition from major domestic and international companies. This intense competition could result in pricing pressures, lower sales, reduced margins, and lower market share. Some of our competitors, particularly in the iAppliance markets, have greater market recognition, larger customer bases, and substantially greater financial, technical, marketing, distribution, and other resources than we possess and that afford them competitive advantages. As a result, they may be able to introduce new product solutions and respond to customer requirements more quickly than we can. Our competitive position could suffer if one or more of our customers decide to design and manufacture their own interfaces, to contract with our competitors, or to use alternative technologies.

      Our ability to compete successfully depends on a number of factors, both within and outside our control. These factors include the following:

•	our success in designing and introducing new interface solutions, including those implementing new technologies;

•	our ability to predict the evolving needs of our customers and to assist them in incorporating our technologies into their new products;

•	our ability to meet our customer’s requirements for low power consumption, ease of use, reliability, durability, and small form factor;

•	the quality of our customer services;

•	the rate at which customers incorporate our interface solutions into their own products;

•	product or technology introductions by our competitors; and

•	foreign currency fluctuations, which may cause a foreign competitor’s products to be priced significantly lower than our product solutions.

Our business will suffer if we do not keep pace with technological innovations.

      We operate in rapidly changing markets. Technological advances, the introduction of new products, and new design techniques could adversely affect our business unless we are able to adapt to the changing conditions. Technological advances could render our solutions obsolete, and we may not be able to respond effectively to the technological requirements of evolving markets. As a result, we will be required to expend substantial funds for and commit significant resources to

•	continue research and development activities on existing and potential interface solutions;

•	hire additional engineering and other technical personnel; and

•	purchase advanced design tools and test equipment.

      Our business could be hampered if we are unable to develop and utilize new technologies, or our competitors or customers do so more effectively than we do.

Our efforts to develop new technologies may not result in commercial success.

      Our research and development efforts with respect to new technologies may not result in customer or market acceptance. Some or all of those technologies may not successfully make the transition from the research and development lab to cost-effective production as a result of technology problems, competitive cost issues, yield problems, and other factors. Even when we successfully complete a research and development effort with respect to a particular technology, our customers may decide not to introduce or may terminate products utilizing the technology for a variety of reasons, including the following:

•	difficulties with other suppliers of components for the products;

•	superior technologies developed by our competitors and unfavorable comparisons of our solutions with these technologies;

•	price considerations; and

•	lack of anticipated or actual market demand for the products.

      The nature of our business requires us to make continuing investments for new technologies. To facilitate the development of our inductive technology, we completed the acquisition of Absolute Sensors Limited during fiscal 2000. We may be required to make similar acquisitions and other investments in the future to maintain or enhance our ability to offer technological solutions.

      Significant expenses relating to one or more new technologies that ultimately prove to be unsuccessful for any reason could have a material adverse effect on us. In addition, any investments or acquisitions made to enhance our technologies may prove to be unsuccessful.

We must continue to enhance our existing product solutions and develop new product solutions.

      Our future operating results will depend to a significant extent on our ability to continue to provide new interface solutions that compare favorably with alternative solutions on the basis of time to introduction, cost, and performance. Our success in maintaining existing and attracting new customers and developing new business depends on various factors, including the following:

•	innovative development of new solutions for customer products;

•	utilization of advances in technology;

•	maintenance of quality standards;

•	efficient and cost-effective services; and

•	timely completion of the design and introduction of new interface solutions.

A technologically new interface solution that achieves significant market share could harm our business.

      Our interface solutions are designed to integrate touch, handwriting, and vision capabilities. New computing and communications devices could be developed that call for a different interface solution. Existing devices also could be modified to allow for a different interface solution. Our business could be harmed if a technological breakthrough allows a new interface solution to displace our solutions and achieve significant market acceptance.

We face risks associated with international operations.

      Our manufacturing and assembly operations are conducted in China, Thailand, and Taiwan, and we have subsidiaries in Taiwan and England. These international operations expose us to various economic, political, and other risks, including the following:

•	management of a multi-national organization;

•	compliance with local laws and regulatory requirements as well as changes in those laws and requirements;

•	employment and severance issues;

•	overlap of tax issues;

•	tariffs and duties and other trade barrier restrictions;

•	possible employee turnover or labor unrest;

•	lack of developed infrastructure;

•	the burdens and costs of compliance with a variety of foreign laws;

•	potentially reduced protection for intellectual property rights; and

•	political or economic instability in certain parts of the world.

      Changes in policies by the United States or foreign governments resulting in, among other things, increased duties, higher taxation, currency conversion limitations, restrictions on the transfer of funds, limitations on imports or exports, or the expropriation of private enterprises also could have a material adverse effect on us. Any actions by countries in which we conduct business to reverse policies that encourage foreign investment or foreign trade also could adversely affect our operating results. In addition, U.S. trade policies, such as “most favored nation” status and trade preferences for certain Asian nations, could affect the attractiveness of our services to our U.S. customers.

Our business may suffer if international trade is hindered, disrupted, or economically disadvantaged.

      Political and economic conditions abroad may adversely affect the foreign production and sale of our products. Protectionist trade legislation in either the United States or foreign countries, such as a change in the current tariff structures, export or import compliance laws, or other trade policies, could adversely affect our ability to sell interface solutions in foreign markets and to obtain materials or equipment from foreign suppliers.

      We transact business predominantly in U.S. dollars and bill and collect our sales in U.S. dollars. In the future, customers may make payments in non-U.S. currencies. In addition, a portion of our costs, such as payroll, rent, and indirect operating costs, are denominated in non-U.S. currencies, including British pounds and Taiwan dollars.

      Fluctuations in foreign currency exchange rates could affect our cost of goods and operating margins and could result in exchange losses. In addition, currency devaluation can result in a loss to us if we hold deposits of that currency. The Chinese renminbi has experienced significant devaluation against most major currencies over the last five years. Hedging foreign currencies can be difficult, especially if the currency is not freely traded. We cannot predict the impact of future exchange rate fluctuations on our operating results.

      Sales to Taiwan-based contract manufacturers for OEMs based in the United States account for a significant percentage of our net sales. In fiscal 2000, sales to Taiwan-based contract manufacturers for U.S.-based OEMs alone accounted for 88% of our net sales. In the future, we expect sales to OEMs based in Europe and Asia to increase.

A majority of our outsourced operations are located in Taiwan, increasing the risk that a natural disaster, labor strike, war, or political unrest in that country would disrupt our operations.

      A majority of our outsourced operations are located in Taiwan. Events out of our control such as earthquakes, fires, floods, or other natural disasters in Taiwan or political unrest, war, labor strikes, or work stoppages in Taiwan would disrupt our operations. The risk of earthquakes in Taiwan is significant because of its proximity to major earthquake fault lines. An earthquake like the one that occurred in Taiwan in September 1999 could cause significant delays in shipments of our product solutions until we are able to shift our outsourced operations. In addition, there is currently significant political tension between Taiwan and China, which could lead to hostilities. If any of these events occur, we may not be able to obtain alternative capacity. Failure to secure alternative capacity could cause a delay in the shipment of our product solutions, which would cause our revenue to fluctuate or decline.

Variability of customer requirements may adversely affect our operating results.

      OEM suppliers must provide increasingly rapid product turnaround and respond to ever-shorter lead times. A variety of conditions, both specific to individual customers and generally affecting the demand for their products, may cause customers to cancel, reduce, or delay orders. Cancellations, reductions, or delays by a significant customer or by a group of customers could adversely affect our business. On occasion, customers require rapid increases in production, which can strain our resources and reduce our margins. Although we have been able to obtain increased production capacity from our third-party manufacturers, we may be unable to do so at any given time to meet our customers’ demands if their demands exceed anticipated levels.

Our operating results may experience significant fluctuations.

      In addition to the variability resulting from the short-term nature of our customers’ commitments, other factors contribute to significant periodic and seasonal quarterly fluctuations in our results of operations. These factors include the following:

•	the cyclicality of the markets we serve;

•	the timing and size of orders;

•	the volume of orders relative to our capacity;

•	product introductions and market acceptance of new products or new generations of products;

•	evolution in the life cycles of our customers’ products;

•	timing of expenses in anticipation of future orders;

•	changes in product mix;

•	availability of manufacturing and assembly services;

•	changes in cost and availability of labor and components;

•	timely delivery of product solutions to customers;

•	pricing and availability of competitive products;

•	pressures on gross margins; and

•	changes in economic conditions.

      Accordingly, you should not rely on period-to-period comparisons as an indicator of our future performance. Fluctuations in our operating results may result in a decline in the price of our stock.

We must effectively manage our growth.

      The failure to manage our growth effectively could adversely affect our operations. We have increased the number of our interface solutions and plan to expand further the number and diversity of our solutions and their use in the future. Our ability to manage our planned growth effectively will require us to

•	successfully hire, train, retain, and motivate additional employees;

•	enhance our operational, financial, and management systems; and

•	expand our production capacity.

      As we expand and diversify our product and customer base, we may be required to increase our overhead and selling expenses. We also may be required to increase staffing and other expenditures, including expenses in order to meet the anticipated demand of our customers. Our customers, however, do not commit to firm production schedules for more than a short time in advance. Any increase in expenses in anticipation of future orders that do not materialize would adversely affect our profitability. Our customers also may require rapid increases in design and production services that place an excessive short-term burden on our resources and the resources of our third-party manufacturers.

We depend on key personnel.

      Our success depends substantially on the efforts and abilities of our senior management and technical personnel. The competition for qualified management and technical personnel, especially engineers, is intense. The loss of services of one or more of our key employees or the inability to hire, train, and retain key personnel, especially engineers and technical support personnel, could delay the development and sale of our products and have a material adverse effect on us. Although we maintain non-competition and nondisclosure covenants with most of our key personnel, we do not have employment agreements with any of them.

We must protect our intellectual property.

      We believe that our success depends in part on protecting our proprietary technology. We rely on a combination of patent, copyright, trade secret, trademark, and other intellectual property laws, confidentiality procedures, and contractual provisions to protect our intellectual property. These measures may afford only limited protection, and we cannot be certain that these measures will adequately protect our intellectual property. Despite our efforts to protect our intellectual property both under the laws of the United States and under the laws of foreign countries, we face risks associated with our intellectual property, including the following:

•	pending patent applications may not be issued;

•	intellectual property laws may not protect our intellectual property rights;

•	third parties may challenge, invalidate, or circumvent patents issued to us;

•	rights granted under patents issued to us may not be broad enough to provide competitive advantages to us;

•	unauthorized parties may attempt to obtain and use information that we regard as proprietary despite our efforts to protect our proprietary rights;

•	others may independently develop similar technology or design around any patents issued to us; and

•	effective protection of intellectual property rights may be limited or unavailable in some foreign countries, such as China and Taiwan, in which we operate.

We may be required to incur substantial expenses and divert management attention and resources in defending intellectual property litigation against us.

      The industries in which we compete are characterized by numerous allegations of and lawsuits involving infringement of intellectual property rights. Third parties may claim we are infringing their patents and intellectual property rights and assert infringement claims against us. The defense of any such claim, regardless of its merit, could result in our incurring substantial expenses and diverting significant management attention and other resources away from our operations. In the event of an adverse result in any future litigation or claim, we may be required to

•	pay substantial damages, including treble damages, if we are found to have willfully infringed the intellectual property of another;

•	halt the manufacture, sale, and use of infringing products or technology;

•	obtain licenses to the infringing technology, which may not be available on commercially reasonable terms, or at all; or

•	expend significant resources to develop non-infringing technology.

We may incur substantial expenses and divert management resources in prosecuting others for their unauthorized use of our intellectual property rights.

      Should any of our competitors file patent applications or obtain patents that claim inventions also claimed by us, we may choose to participate in an interference proceeding to determine the right to a patent for these inventions because if we fail to enforce and protect our intellectual property rights, our business would be harmed. Even if the outcome is favorable, this proceeding could result in substantial cost to us and disrupt our business.

If we become subject to product returns and product liability claims resulting from defects in our products, we may fail to achieve market acceptance of our products and our business could be harmed.

      We develop complex products in an evolving marketplace. Despite testing by us and our customers, defects may be found in existing or new products. These defects could result in a delay in recognition or loss of revenue, loss of market share, or failure to achieve market acceptance. Additionally, these defects could result in financial or other damages to our customers; cause us to incur significant warranty, support, and repair costs; and divert the attention of our engineering personnel from our product development efforts. In such circumstances, our customers could also seek and obtain damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend.

Potential strategic alliances may not achieve their objectives.

      We anticipate that we will enter into various additional strategic alliances. Among other matters, we will explore strategic alliances designed to enhance or complement our technology or to work in conjunction with our technology; to provide necessary know-how, components, or supplies; and to develop, introduce, and distribute products utilizing our technology. Any strategic alliances may not achieve their intended objectives, and parties to our strategic alliances may not perform as contemplated.

Any acquisitions that we undertake could be difficult to integrate, disrupt our business, dilute stockholder value, and harm our operating results.

      We expect to review opportunities to acquire other businesses or technologies that would complement our current interface solutions, expand the breadth of our markets, enhance our technical capabilities, or otherwise offer growth opportunities. While we have no current agreements or negotiations underway, we may acquire businesses, products, or technologies in the future. If we make any future acquisitions, we could issue stock that would dilute existing stockholders’ percentage ownership, incur substantial debt, or assume contingent liabilities. Our experience in acquiring other businesses and technologies is limited. Potential acquisitions also involve numerous risks, including the following:

•	problems assimilating the purchased operations, technologies, or products;

•	unanticipated costs associated with the acquisition;

•	diversion of management’s attention from our core businesses;

•	adverse effects on existing business relationships with suppliers and customers;

•	risks associated with entering markets in which we have little or no prior experience; and

•	potential loss of key employees of purchased organizations.

      We cannot assure you that we would be successful in overcoming problems encountered in connection with any acquisitions, and our inability to do so could adversely affect our business.

The PC and electronics industries are cyclical.

      The PC and electronics industries have experienced significant economic downturns at various times, characterized by diminished product demand, accelerated erosion of average selling prices, and production over-capacity. In addition, the PC and electronics industries are cyclical in nature. We seek to reduce our exposure to industry downturns and cyclicality by providing design and production services for leading companies in rapidly expanding industry segments. We may, however, experience substantial period-to-period fluctuations in future operating results because of general industry conditions or events occurring in the general economy.

Legislation affecting the markets in which we compete could adversely affect our ability to implement our iAppliance strategy.

      Our ability to expand our business may be adversely impacted by future laws or regulations. Our customers’ products may be subject to laws relating to communications, encryption technology, electronic commerce, e-signatures, and privacy. Any of these laws could be expensive to comply with, and the marketability of our products could be adversely affected.

We must finance the growth of our business and the development of new products.

      To remain competitive, we must continue to make significant investments in research and development, marketing, and business development. Our failure to increase sufficiently our net sales to offset these increased costs would adversely affect our operating results.

      From time to time, we may seek additional equity or debt financing to provide for expenses required to expand our business. We cannot predict the timing or amount of any such requirements at this time. If such financing is not available on satisfactory terms, we may be unable to expand our business or to develop new business at the rate desired and our operating results may suffer. Debt financing increases expenses and must be repaid regardless of operating results. Equity financing could result in additional dilution to existing stockholders.

Risks Related to this Offering

You may not be able to sell our stock at a favorable price or at all.

      Before this offering, there has been no public market for our common stock. An active public market for our common stock may not develop or be sustained after this offering. The price of our common stock in any such market may be higher or lower than the price you pay. If you purchase shares of common stock in this offering, you will pay a price that was not established in a competitive market. Rather, you will pay the price that we negotiated with the representatives of the underwriters. Many factors could cause the market price of our common stock to rise and fall, including the following:

•	variations in our quarterly results;

•	announcements of technological innovations by us or by our competitors;

•	introductions of new products or new pricing policies by us or by our competitors;

•	acquisitions or strategic alliances by us or by our competitors;

•	recruitment or departure of key personnel;

•	the gain or loss of significant orders;

•	the gain or loss of significant customers;

•	changes in the estimates of our operating performance or changes in recommendations by any securities analysts that elect to follow our stock; and

•	market conditions in our industry, the industries of our customers, and the economy as a whole.

      In addition, stocks of technology companies have experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to these companies’ operating performance. Public announcements by technology companies concerning, among other things, their performance, accounting practices, or legal problems could cause the market price of our common stock to decline regardless of our actual operating performance.

Our board of directors has the ability to reject an acquisition that you would accept.

      Our certificate of incorporation and the Delaware General Corporation Law contain provisions that may have the effect of making more difficult or delaying attempts by others to obtain control of our company, even when these attempts may be in the best interests of stockholders. Our certificate also authorizes the board of directors, without stockholder approval, to issue one or more series of preferred stock, which could have voting and conversion rights that adversely affect or dilute the voting power of the holders of common stock. Delaware law also imposes conditions on certain business combination transactions with “interested stockholders.”

Our officers, directors and affiliated entities own a large percentage of our company and could significantly influence the outcome of actions in ways that could cause our stock price to decline.

      We anticipate that our executive officers, directors, entities affiliated with them, and other 5% or greater stockholders will, in total, beneficially own approximately      % of our outstanding common stock after this offering. These stockholders, acting together, would be able to influence significantly all matters requiring approval by our stockholders, including the election of directors. Thus, actions might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company, which could cause our stock price to decline.

Management will have discretion over the use of proceeds from this offering and could spend or invest those proceeds in ways with which you might not agree.

      Our management will have broad discretion with respect to the use of the net proceeds of this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. We currently expect to use these proceeds to increase working capital and for other general corporate purposes. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses, products, or technologies. These investments may not yield a favorable return.

Substantial future sales of our common stock could cause our stock price to decline.

      The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. Based on shares outstanding as of December 31, 2000, and assuming the exercise of a warrant to acquire 32,000 shares of our Series E preferred stock and the conversion of all of our preferred stock into 11,105,517 shares of common stock upon completion of this offering, we will have outstanding                shares of common stock. Of these shares, the common stock sold in this offering will be freely tradeable, except for any shares purchased by our “affiliates” as defined in Rule 144 under the Securities Act of 1933. Of the remaining 17,491,236 shares of common stock,                shares held by our officers, directors, and certain stockholders will be subject to 180-day lock-up agreements with the underwriters. Bear, Stearns & Co. Inc., in its sole discretion, may release any portion of the securities subject to these lock-up agreements. After the 180-day lock-up period, these shares may be sold in the public market, subject to prior registration or qualification for an exemption from registration, including, in the case of shares held by affiliates, compliance with volume restrictions. After the lock-up period,                of these shares will be immediately available for sale in the public market without registration under Rule 144(k). The remaining shares held by our existing stockholders will become available for sale under Rule 144 or Rule 701 at varying times following the offering and after 90 days after the offering.

      Stockholders owning 11,105,517 shares are entitled, under contracts providing for registration rights, to require us to register our securities owned by them for public sale. In addition, based on options outstanding as of December 31, 2000, after this offering, 4,095,868 shares will be subject to outstanding options. We intend to file a registration statement to register shares issuable upon the exercise of outstanding stock options and shares reserved for future issuance under our stock option and stock purchase plans as well as to register for resale 3,100,747 shares previously issued upon exercise of options.

We do not pay cash dividends.

      We have never paid any cash dividends on our common stock and do not anticipate that we will pay cash dividends in the near term. Instead, we intend to apply any earnings to the expansion and development of our business.

You will experience immediate and substantial dilution in the net tangible book value of the shares you purchase in this offering.

      If you purchase shares of common stock in this offering, you will experience immediate and substantial dilution of $     per share, based on an assumed initial public offering price of $     per share. This dilution arises because our earlier investors paid substantially less than the public offering price when they purchased their shares of common stock. You will also experience dilution upon the exercise of outstanding stock options to purchase our common stock. As of December 31, 2000, there were options outstanding to purchase 4,095,868 shares of common stock with a weighted average exercise price of $2.50 per share.

You should not rely on forward looking statements because they are inherently uncertain.

      This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as “anticipate,” “believe,” “plan,” “expect,” “future,” “intend,” and similar expressions to identify forward-looking statements. Our actual results could differ materially from the results contemplated by these forward-looking statements because of any of the risks to our business described in this prospectus. You should not unduly rely on these forward-looking statements, which apply only as of the date of this prospectus.

USE OF PROCEEDS

      Assuming an initial public offering price of $     per share, we estimate that we will receive net proceeds of $     million after deducting underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering

•	for the expansion of sales and marketing activities,

•	for strategic relationships and acquisitions, and

•	for working capital and general corporate purposes.

      We have not yet determined the exact amounts that we will spend for any of these uses. We are not in any discussions regarding acquisitions. The amounts and purposes for which we allocate the net proceeds of this offering may vary significantly depending upon a number of factors, including future revenue and the amount of cash generated by our operations. As a result, we will retain broad discretion in the allocation of the net proceeds from this offering. Pending the uses described above, we will invest the net proceeds in interest-bearing, investment-grade securities.

      We will not receive any proceeds from the sale of common stock to be sold by the selling stockholders if the over-allotment option is exercised.

DIVIDEND POLICY

      We have never declared or paid cash dividends on our preferred stock or our common stock. We currently plan to retain any earnings to finance the growth of our business rather than to pay cash dividends. Payments of any cash dividends in the future will depend on our financial condition, results of operations, and capital requirements as well as other factors deemed relevant by our board of directors.

CAPITALIZATION

      The table below sets forth the following:

•	our unaudited capitalization as of December 31, 2000;

•	our pro forma capitalization as of December 31, 2000, reflecting the assumed exercise of a warrant to purchase 32,000 shares of Series E preferred stock, the automatic conversion prior to the closing of this offering of our preferred stock into 11,105,517 shares of our common stock, and our reincorporation in Delaware; and

•	our pro forma as adjusted capitalization as of December 31, 2000 to give effect to the sale of shares of common stock at an assumed initial public offering price of $ per share after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	December 31, 2000

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(unaudited)
	(in thousands, except for share
	and per share data)

Long-term debt, capital leases, and equipment financing obligations, less current portion	$2,215	$2,215	$2,215

Stockholders’ equity:

Preferred stock, 12,000,000 shares (without par value) authorized, 8,170,207 shares issued and outstanding, actual; 10,000,000 shares ($.001 par value) authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	18,650	—	—

Common stock, 25,000,000 shares (without par value) authorized, 6,385,719 shares issued and outstanding, actual; 60,000,000 shares ($.001 par value) authorized, 17,491,236 shares issued and outstanding, pro forma; 60,000,000 shares ($.001 par value) authorized, shares issued and outstanding, pro forma as adjusted	5,861	17

Additional paid-in capital	—	24,574

Deferred stock compensation	(1,911)	(1,911)	(1,911)

Notes receivable from stockholders	(906)	(906)	(906)

Accumulated deficit	(7,783)	(7,783)	(7,783)

Total stockholders’ equity	13,911	13,991

Total capitalization	$16,126	$16,206	$

      The number of shares of our common stock outstanding excludes the following:

•	4,095,868 shares issuable upon exercise of options outstanding at December 31, 2000 under our stock option plans, with a weighted average exercise price of $2.50 per share; and

•	354,187 shares available for future issuance under our stock option plans at December 31, 2000.

      For a discussion of our stock plans, see Notes 8 and 14 to the consolidated financial statements.

      Please read the capitalization table together with the sections of this prospectus entitled “Selected Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

DILUTION

      Our pro forma net tangible book value as of December 31, 2000 was $12,480,000, or $0.71 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of outstanding shares of common stock. Pro forma outstanding shares of common stock as of December 31, 2000 assumes the exercise of a warrant to purchase 32,000 shares of our Series E preferred stock and the automatic conversion of our preferred stock outstanding into 11,105,517 shares of our common stock.

      Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to our sale of                shares at an assumed initial public offering price of $     per share and after deducting estimated underwriting discounts and commissions and our estimated offering expenses, our pro forma net tangible book value at December 31, 2000 would have been $     million, or $     per share. This represents an immediate increase in net tangible book value of $     per share to existing stockholders and an immediate dilution in net tangible book value of $     per share to purchasers of shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$

Pro forma net tangible book value per share as of December 31, 2000	$0.71

Increase per share attributable to new investors

Adjusted pro forma net tangible book value per share after the offering

Dilution per share to new investors		$

      The following table summarizes on a pro forma basis as of December 31, 2000, the differences between the number of shares purchased from us, the total consideration paid to us, and the average price per share paid by existing stockholders and by the new investors at an assumed initial public offering price of $     per share before deducting the estimated underwriting discounts and commissions and estimated expenses of this offering.

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	17,491,236	%	$19,814,000	%	$0.88

New investors		%		%

Total		100.0%		$100.0%

      If the underwriters’ over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to                , or      % of the total number of shares of common stock to be outstanding after this offering, and the number of shares held by new investors will increase to                shares, or      % of the total number of shares of common stock to be outstanding after this offering. See “Principal and Selling Stockholders.”

      In the discussion and tables above, we assume no exercise of outstanding options. At December 31, 2000, there were outstanding options to purchase 4,095,868 shares of our common stock at a weighted average exercise price of $2.50 per share. The discussion and tables also exclude any shares available for future grant under our stock option plans. The issuance of common stock in connection with the exercise of these options will result in further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data should be read in conjunction with our consolidated financial statements and the notes to those statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

      The consolidated statements of operations data presented below for the fiscal years ended June 30, 1998, 1999, and 2000 and the consolidated balance sheet data as of June 30, 1999 and 2000 has been derived from our financial statements, which have been audited by Ernst & Young LLP, independent auditors, and which appear elsewhere in this prospectus. The consolidated statements of operations data for the fiscal years ended June 30, 1996 and 1997 and the consolidated balance sheet data as of June 30, 1996, 1997, and 1998 has been derived from our audited financial statements that are not included in this prospectus. The consolidated statements of operations data for the six months ended December 31, 1999 and 2000 and the consolidated balance sheet data as of December 31, 2000 have been derived from our unaudited financial statements that appear elsewhere in this prospectus. These unaudited financial statements include all adjustments that we consider necessary for a fair presentation of that information. These adjustments are only of a normal and recurring nature. Historical operating results are not necessarily indicative of the results that may be expected for any future period.

						Six Months Ended
	Years Ended June 30,					December 31,

	1996	1997	1998	1999	2000	1999	2000

	(in thousands, except for share and per share data)

Consolidated Statement of Operations Data:

Net revenue	$18,460	$29,450	$23,167	$29,842	$43,447	$21,741	$32,429

Cost of revenue	12,358	18,878	17,734	17,824	25,652	12,653	22,138

Gross margin	6,102	10,572	5,433	12,018	17,795	9,088	10,291

Operating expenses:

Research and development	2,620	4,057	3,874	4,851	8,386	3,195	5,641

Selling, general, and administrative	2,653	3,834	4,142	5,534	7,482	3,820	4,236

Acquired in-process research and development	—	—	—	—	855	855	—

Amortization of goodwill and other acquired intangible assets	—	—	—	—	530	138	479

Amortization of deferred stock compensation	—	—	—	—	82	—	312

Total operating expenses	5,273	7,891	8,016	10,385	17,335	8,008	10,668

Operating income (loss)	829	2,681	(2,583)	1,633	460	1,080	(377)

Interest income, net	232	402	479	429	465	244	192

Write-down of note receivable from an affiliated company	—	—	—	—	(2,712)	—	—

Income (loss) before income taxes	1,061	3,083	(2,104)	2,062	(1,787)	1,324	(185)

Provision for income taxes	30	121	—	40	120	140	30

Net income (loss)	$1,031	$2,962	$(2,104)	$2,022	$(1,907)	$1,184	$(215)

Net income (loss) per share:

Basic	$0.29	$0.79	$(0.53)	$0.49	$(0.37)	$0.29	$(0.04)

Diluted	$0.07	$0.19	$(0.53)	$0.12	$(0.37)	$0.07	$(0.04)

						Six Months Ended
	Years Ended June 30,					December 31,

	1996	1997	1998	1999	2000	1999	2000

	(in thousands, except for share and per share data)

Shares used in computing net income (loss) per share:

Basic	3,607,392	3,743,936	3,978,703	4,147,159	5,158,354	4,039,097	5,837,674

Diluted	14,304,226	15,516,288	3,978,703	16,251,004	5,158,354	16,512,842	5,837,674

Pro forma net income (loss) per share — basic and diluted					$(0.12)		$(0.01)

Shares used in computing pro forma net income (loss) per share — basic and diluted					16,231,871		16,911,192

	June 30,
						December 31,
	1996	1997	1998	1999	2000	2000

	(in thousands)

Consolidated Balance Sheet Data:

Cash and cash equivalents	$8,303	$12,204	$11,513	$11,711	$6,507	$4,941

Working capital	9,949	12,744	10,681	13,057	10,716	12,322

Total assets	13,216	17,594	16,564	19,551	22,179	23,953

Long-term debt, capital leases, and equipment financing obligations, less current portion	228	449	1,831	1,850	1,700	2,215

Total stockholders’ equity	10,273	13,314	11,313	13,434	13,315	13,911

      Amounts for the year ended June 30, 2000 and the six months ended December 31, 1999 and 2000 include the results of operations of Synaptics (UK) Limited (formerly Absolute Sensors Limited) from the date of acquisition in October 1999.

      We calculated basic net income per common share and basic and diluted net loss per common share by dividing the net income (loss) for the period by the weighted average number of common shares outstanding during the period, less weighted shares subject to repurchase. Diluted net income per common share also includes the effect of potentially dilutive securities including stock options, warrants, and convertible preferred stock, when dilutive.

      We calculated pro forma net loss per common share, basic and diluted, using the weighted average number of common shares described above and also assumed the conversion of all outstanding shares of preferred stock into common stock as if the shares had converted immediately upon issuance.

      Our fiscal year ends on the last Saturday in June. For ease of presentation in this prospectus, however, all fiscal years have been shown as ending on June 30.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis in conjunction with our financial statements and related notes contained elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

      We are a leading worldwide developer of custom-designed user interface solutions that enable people to interact more easily and intuitively with a wide variety of mobile computing and communications devices. From our inception in 1986 through 1994, we were a development stage company, focused on developing and refining our pattern recognition and capacitive sensing technologies, and generated revenue by providing contract engineering and design services. In 1995, we introduced our proprietary TouchPad and are now the leading supplier of touch pads to the notebook computer market. We estimate our market share to be approximately 53% for touch pads and approximately 37% for all notebook computer interfaces for calendar 2000. We believe our market share penetration results from the combination of our customer focus and the strength of our intellectual property, which allows us to design products that meet the demanding design specifications of OEMs.

      Although we derive most of our revenue from sales of our interface solutions to contract manufacturers that provide manufacturing services to OEMs, the OEMs typically determine the design and pricing requirements and make the overall decision regarding the use of our interface solutions in their products. Therefore, we consider both the OEMs and their contract manufacturers to be our customers. The term “customer” as used in this prospectus refers to both our OEM and contract manufacturer customers. Our financial statements reflect the revenue we receive from the sale of our products to the contract manufacturers, most of which are located in Taiwan. The contract manufacturers place orders with us for the purchase of our products, take title to the products purchased upon shipment by us, and pay us directly for those purchases. These customers have no return privileges, except for warranty provisions.

      In April 2000, we began shipping our initial dual pointing solution, which includes third-party products, that enables notebook OEMs to offer end users the combination of both a touch pad and a pointing stick. In January 2001, we achieved our first design win incorporating our proprietary pointing stick solution, TouchStyk, into a dual pointing application for use in a notebook computer. A design win means that we and a customer have agreed on the product design specifications, the pricing, and the development and production schedules. With the introduction of our TouchStyk, we now offer OEMs the choice of a touch pad, a pointing stick, or a combination of both of our proprietary interface devices for dual pointing applications. We believe that our proprietary TouchStyk will enable us to penetrate the approximate 25% portion of the notebook market that utilizes the pointing stick as the interface solution and thereby increase our total market share of the overall notebook interface market. In addition, we plan to leverage our industry-leading capacitive sensing technology and introduce our new ClearPad and Spiral technologies into the emerging high-growth iAppliance markets.

      We have experienced significant demand for our dual pointing solutions, which results in higher revenue because we are able to sell two interface solutions for each notebook computer. All of our dual pointing revenue, however, is currently derived from product solutions that include a significant percentage of third-party products, which we either resell or license. As a consequence, the gross margin on our dual pointing revenue to date has been well below the gross margin we experience from the sale of our proprietary interface solutions. This had a significant negative impact on our gross margin for the six months ended December 31, 2000. We expect to begin shipments of our proprietary dual pointing solution, which results in significantly higher gross margins, in the June 2001 quarter. Our dual pointing solutions containing third-party products, however, will continue to represent a significant portion of our dual pointing revenue for the foreseeable future. We have implemented a number of cost-reduction programs intended to improve the gross margins of our dual pointing solutions that include third-party products.

      We recognize revenue upon shipment of our products and passage of title to our customers. Our revenue increased from $18.5 million in fiscal 1996 to $43.4 million in fiscal 2000, a compound annual growth rate of approximately 24%. During that period, our revenue increased each year, except fiscal 1998 when a major competitor initiated an aggressive pricing strategy, which significantly reduced the average selling price for our products, causing our revenue to decline approximately 21% while our unit shipments increased. That competitor has since exited the touch pad business, and we have established ourselves as the market leader in providing interface solutions to the notebook market. Through fiscal 2000, all of our product revenue has been derived from the notebook computer market. During the first six months of fiscal 2001, we began to generate revenue from the iAppliance markets.

      While we are developing relationships with key Japanese OEMs of notebook computers, our customer base currently consists primarily of the major U.S.-based OEMs that sell notebook computers worldwide. Any downturn in the notebook computer market or a competitive shift from U.S. to Japanese OEMs could have a material adverse effect on our business, prospects, results of operations, and financial condition. We work closely with our customers to design interface solutions to meet their specific requirements and provide both pre-sale custom-design services and post-sale support. During the design phase, we typically do not have any commitment from our customers to pay for our non-recurring engineering costs should any customer decide not to introduce that specific product or choose not to incorporate our interface solution in their products. We believe our focus on customer service and support has allowed us to develop strong customer relationships in the PC market, which we plan to expand in the future, and has provided us with the experience necessary to develop strong customer relationships in the new markets we intend to penetrate.

      Our manufacturing operations are based on a variable cost model in which we outsource all of our production requirements, eliminating the need for significant capital expenditures and allowing us to minimize our investment in inventories. This approach requires us to work closely with our manufacturing subcontractors to ensure adequate production capacity to meet our forecasted volume requirements. We provide our manufacturing subcontractors with six-month rolling forecasts and issue purchase orders based on our anticipated requirements for the next 90 days. We do not have any long-term supply contracts with any of our manufacturing subcontractors. Currently, we primarily use one third-party manufacturer to provide our ASICs, and in certain cases, we also rely on single source or a limited number of suppliers to provide other key components of our products. Our cost of sales includes all costs associated with the production of our products, including materials, manufacturing, and assembly costs paid to third-party manufacturers and related overhead costs associated with our manufacturing operations personnel. Additionally, all warranty costs and any inventory provisions or write-downs are expensed as cost of sales.

      Our gross margin as a percentage of revenue has increased in each of the last five years, except 1998, which primarily reflected the impact of intense price competition. The gross margin increases reflect the combination of the added value we bring to our customers’ products in meeting their custom design requirements and our ongoing cost-improvement programs. We are currently experiencing significant pressure on our gross margins, resulting from the increasing revenue mix of dual pointing solutions containing third-party products. We have been successful in achieving necessary cost reductions in the past and expect to realize the benefit of the programs we have implemented to improve the gross margins of these dual pointing solutions. These cost improvement programs include both reducing component costs and process improvements. In addition, we anticipate that gross margins will improve when we begin shipping our proprietary dual pointing solutions and our TouchStyk in volume. In the future, we plan to introduce additional new products, which may initially negatively impact our gross margins, as has been the case with our dual pointing solutions.

      Our research and development expenses include expenses related to product development, engineering, and materials costs. These expenses have generally increased, both as a percentage of revenue and in absolute dollars, reflecting our continuing commitment to the technological and design innovation required to maintain a leadership position in our existing market and to develop new technologies for new markets. The significant increase in research and development expenses in fiscal 2000 was primarily attributable to our October 1999 acquisition of Absolute Sensors Limited, or ASL, a company located in Cambridge, United Kingdom, which has been developing inductive pen-sensing technology applicable to new markets we intend to address. Also related to this acquisition was the write-off in fiscal 2000 of acquired in-process research and development of $855,000 and the amortization of goodwill and other intangible assets of approximately $502,000.

      Selling, general, and administrative expenses include expenses related to sales, marketing, and administrative personnel; internal sales and outside sales representatives’ commissions; market research and consulting; and other marketing and sales activities. These expenses have increased in absolute dollars, reflecting increased headcount, commission expense associated with higher revenue levels, and additional management personnel in anticipation of our continued growth in our existing market and penetration into new markets. We utilize both inside sales personnel and outside sales representatives and agents. Some of the growth in our sales personnel resulted from the acquisition of the employees of a former Taiwanese sales agent in June 1999.

      In connection with the grant of stock options to our employees, we recorded deferred stock compensation of approximately $2.0 million through December 31, 2000, representing the difference between the deemed fair value of our common stock for financial reporting purposes and the exercise price of these options at the date of grant. Deferred stock compensation is presented as a reduction of stockholders’ equity and is amortized on a straight-line basis over the vesting period. Options granted are typically subject to a four-year vesting period. Restricted stock acquired through the exercise of unvested stock options is subject to our right to repurchase the unvested stock at the price paid, which right to repurchase lapses over the vesting period. We have also recorded $303,000 of deferred compensation related to options granted to consultants through December 31, 2000. (See Note 8 of notes to consolidated financial statements.) We are amortizing the deferred stock compensation over the vesting periods of the applicable options and the repurchase periods for the restricted stock. We amortized approximately $82,000 of deferred stock compensation for the year ended June 30, 2000 and approximately $312,000 of deferred stock compensation for the six months ended December 31, 2000. We will incur substantial expense in future periods as a result of the amortization of the remaining $1.9 million of deferred stock compensation relating to previously granted stock options.

      In August 1997, we entered into an agreement with National Semiconductor to form a new development-stage company, Foveon, which focuses on developing digital imaging technology and products. Under the agreement, National Semiconductor invested cash and we contributed certain non-core technology and $1.5 million of cash, financed with a limited-recourse loan to us from National Semiconductor, in exchange for a minority interest in Foveon in the form of convertible preferred stock, which we are carrying at cost. (See Note 2 of notes to consolidated financial statements.) During the fiscal year ended June 30, 2000, we advanced Foveon approximately $2.7 million in the form of convertible promissory notes to help fund its on-going operating losses. In the fourth quarter of fiscal 2000, we recorded an impairment charge equal to the aggregate principal amount of the promissory notes receivable due to an other-than-temporary decline in the value of these notes. At the end of fiscal 2000, Foveon’s financial statements reflected a net capital deficiency. Because of the limited-recourse nature of our loan with National Semiconductor related to our equity interest in Foveon, we have concluded this interest is not an “at risk” investment and no impairment write-down of this investment is necessary. We have determined not to make any additional cash investments in Foveon. In addition, we do not anticipate making any payments under the limited-recourse loan with National Semiconductor, either prior to or at maturity, unless Foveon is participating in a liquidity event, such as an initial public offering of its equity securities or a merger, through which we would be able to receive amounts in excess of the carrying amount of our $1.5 million investment. As a result, we do not expect Foveon to have a material adverse impact on our future financial performance.

      Utilization of tax loss carryforwards have either eliminated or minimized our provision for income taxes over the last five years. As of June 30, 2000, we had federal net operating loss carryforwards of approximately $800,000. We also had federal research and development tax credit carryforwards of approximately $1.2 million. The federal net operating loss and credit carryforwards will expire at various dates beginning in 2012 through 2020, if not utilized.

      Through fiscal 1995, operations were funded primarily through private equity financings, which totaled approximately $13.9 million. Since that time, we raised an additional $4.7 million of private equity in November 1995 and generated $3.7 million from operations. Cash and cash equivalents at the end of fiscal 2000 were $6.5 million.

Results of Operations

      The following table presents our historical operating results for the periods indicated as a percentage of revenue:

				Six Months
				Ended
	Years Ended June 30,			December 31,

	1998	1999	2000	1999	2000

Net revenue	100.0%	100.0%	100.0%	100.0%	100.0%

Cost of revenue	76.5	59.7	59.0	58.2	68.3

Gross margin	23.5	40.3	41.0	41.8	31.7

Operating expenses:

Research and development	16.7	16.3	19.3	14.7	17.4

Selling, general, and administrative	17.9	18.5	17.2	17.6	13.0

Acquired in-process research and development	—	—	2.0	3.9	—

Amortization of goodwill and other acquired intangible assets	—	—	1.2	0.6	1.5

Amortization of deferred stock compensation	—	—	0.2	—	1.0

Total operating expenses	34.6	34.8	39.9	36.8	32.9

Operating income (loss)	(11.2)	5.5	1.1	5.0	(1.2)

Interest income, net	2.1	1.5	1.2	1.1	0.6

Write-down of note receivable from an affiliated company	—	—	(6.2)	—	—

Income (loss) before income taxes	(9.1)	6.9	(3.9)	6.1	(0.6)

Provision for income taxes	—	0.1	0.3	0.6	0.1

Net income (loss)	(9.1)%	6.8%	(4.2)%	5.5%	(0.7)%

Six months ended December 31, 2000 compared to the six months ended December 31, 1999

      Revenue was $32.4 million for the six months ended December 31, 2000 compared to $21.7 million for the six months ended December 31, 1999, an increase of 49.3%. The increase in revenue was attributable to an increase in unit volume shipments and higher average selling prices resulting from the inclusion of both a touch pad and pointing stick in our dual pointing solutions, which we began shipping in production volumes in the June 2000 quarter. Revenue from our dual pointing solutions represented approximately 29% of our revenue in the six months ended December 31, 2000.

      Gross margin as a percentage of revenue was 31.7% for the six months ended December 31, 2000 compared to 41.8% for the six months ended December 31, 1999. The decline in gross margin as a percentage of revenue resulted from the combination of sales of our dual pointing solutions, which currently have significantly lower margins than our touch pad products due to the high content of third-party products, and higher costs for materials and components, which resulted from a general market supply-demand imbalance.

      Research and development expenses increased to $5.6 million, or 17.4% of revenue, for the six months ended December 31, 2000 from $3.2 million, or 14.7% of revenue, for the six months ended December 31, 1999. The major contributor to both the increase in absolute spending and the increase as a percentage of revenue was increased spending associated with the ongoing development of the inductive pen-sensing technology acquired in connection with the acquisition of Absolute Sensors Limited in October 1999. Other factors that contributed to this increase included non-cash stock compensation charges, additional staffing, product development, and related materials expense in our San Jose research and development organization.

      Selling, general, and administrative expenses increased to $4.2 million, or 13.0% of revenue, for the six months ended December 31, 2000 from $3.8 million, or 17.6% of revenue, for the six months ended December 31, 1999. The 10.9% increase in selling, general, and administrative expenses reflects non-cash stock compensation charges, increased staffing, and expenses related to our higher revenue and operating levels. The decline in selling, general, and administrative expenses as a percentage of revenue reflects the allocation of certain costs over a higher revenue base.

      The six months ended December 31, 1999 reflect an $855,000 charge for the write-off of in-process research and development associated with our October 1999 acquisition of ASL. In connection with the ASL acquisition, we acquired ASL’s primary technology, called Spiral. See Purchased In-Process Research and Development.

      The amortization of goodwill and other acquired intangible assets related to the acquisition of ASL resulted in total amortization expense of $376,000 for the full six months included in the six months ended December 31, 2000 compared to $125,000 for two months included in the six months ended December 31, 1999.

      The six months ended December 31, 2000 include amortization of deferred stock compensation of $312,000. In connection with deferred compensation recorded for stock option grants through December 31, 2000, we expect to record $156,000 as an expense on our statement of operations in the remaining six months of fiscal 2001, $305,000 in fiscal 2002, $539,000 in fiscal 2003, and the balance of $916,000 in future years. We expect to incur additional deferred stock compensation amortization in connection with stock option grants made after December 31, 2000 and prior to the date of this prospectus.

      We incurred an operating loss of $377,000 for the six months ended December 31, 2000 compared to operating income of $1.1 million for the six months ended December 31, 1999. The $1.5 million reduction in operating income reflects non-cash stock related compensation charges of $514,000, lower gross margins from the sale of our dual pointing solutions, incremental spending in research and development for our inductive pen-sensing technology, higher materials and components costs resulting from a general market supply-demand imbalance, and higher amortization of intangibles. This was partially offset by the absence of a non-recurring in-process research and development charge in the comparable fiscal 1999 period. For the six months ended December 31, 2000, we would have realized operating income of $137,000, excluding the impact of all non-cash stock related compensation charges.

      Income taxes of $140,000 for the six months ended December 31, 1999 represent the estimated U.S. federal taxes expected to be due. The ultimate provision for taxes for the full year ended June 30, 2000 was lower due to expense reimbursements paid to our U.K. subsidiary.

Fiscal year ended June 30, 2000 compared to fiscal year ended June 30, 1999

      Revenue was $43.4 million for the year ended June 30, 2000 compared to $29.8 million for the year ended June 30, 1999, an increase of 45.6%. This increase reflects an increase in unit volume shipments of TouchPads, which was partially offset by a reduction in overall average selling prices. The reduction in overall average selling prices resulted from the combination of lower shipments of a specific higher-priced touch pad that was discontinued by its OEM during fiscal 2000 and general competitive pricing pressures.

      Gross margin as a percentage of revenue was 41.0% for the year ended June 30, 2000 compared to 40.3% for the year ended June 30, 1999. The increase reflects the successful execution of cost improvement programs, partially offset by a decrease in average selling prices. The most significant cost reduction resulted from transitioning to our next-generation ASIC, which is used in all of our interface solutions.

      Research and development expenses increased to $8.4 million, or 19.3% of revenue, for the year ended June 30, 2000 from $4.9 million, or 16.3% of revenue, for the year ended June 30, 1999. The primary contributor to both the increase in absolute spending and the increase as a percentage of revenue was the on-going development of the pen-sensing technology associated with the acquisition of ASL in October 1999. Other factors that contributed to this increase included additional staffing, product development, and related materials expense in our San Jose research and development organization.

      Selling, general, and administrative expenses increased to $7.5 million, or 17.2% of revenue, for the year ended June 30, 2000 from $5.5 million, or 18.5% of revenue, for the year ended June 30, 1999. The 36.4% increase in selling, general, and administrative expenses reflects higher sales commissions associated with higher revenue levels and additional sales and management personnel. As a percentage of revenue, selling, general, and administrative expenses were 1.3% lower, reflecting the allocation of certain costs over a higher revenue base.

      The fiscal year ended June 30, 2000 includes an $855,000 charge for the write-off of in-process research and development associated with our October 1999 acquisition of ASL. (See Note 3 of notes to consolidated financial statements.) In addition, the amortization of goodwill and other acquired intangibles related to the ASL transaction resulted in total amortization expense of $502,000 for the remaining eight months of fiscal 2000.

      We generated operating income of $460,000 for the year ended June 30, 2000 compared to $1.6 million for the year ended June 30, 1999. The reduction in operating income primarily reflects the write-off of in-process research and development, amortization of goodwill and other acquired intangible assets, higher research and development expenses, and higher sales commissions associated with higher revenue levels. These expenses were partially offset by higher gross margins.

      In the fourth quarter of fiscal 2000, we recorded a charge of $2.7 million related to the other-than-temporary impairment in the carrying value of our advances in the form of convertible promissory notes to Foveon. Foveon’s development plans required additional cash investments to carry out those plans, and it was therefore seeking additional funding. We determined, however, not to make any additional cash investments. As of fiscal 2000 year-end, Foveon’s financial statements reflected a net capital deficiency.

      Income taxes of $120,000 for the year ended June 30, 2000 reflect U.S. alternative minimum taxes and foreign taxes associated with the company’s Taiwanese operations. The U.S. federal net operating and research credit carryforwards totaled $800,000 and $1.2 million, respectively, at the end of fiscal 2000, and will expire beginning 2012 through 2020 if not utilized.

Fiscal year ended June 30, 1999 compared to fiscal year ended June 30, 1998

      Revenue was $29.8 million for the year ended June 30, 1999 compared to $23.2 million for the year ended June 30, 1998, an increase of 28.4%. This increase primarily reflects an increase in unit volume shipments of touch pads, which was partially offset by the continued effect of a significant reduction in fiscal 1998 of average selling prices as a result of aggressive price competition initiated by a competitor. Average selling prices in fiscal 1999 were less than in fiscal 1998.

      Gross margin as a percentage of revenue was 40.3% for the year ended June 30, 1999 compared to 23.5% for the year ended June 30, 1998. The increase primarily reflects cost improvement programs, manufacturing efficiencies resulting from higher volumes, and a reallocation of engineering personnel during the year from manufacturing operations to product engineering, which in combination more than offset the impact of lower average selling prices.

      Research and development expenses increased to $4.9 million, or 16.3% of revenue, for the year ended June 30, 1999 from $3.9 million, or 16.7% of revenue, for the year ended June 30, 1998. The increase reflects additional staffing and the shift of engineering personnel from manufacturing operations to product engineering during the year.

      Selling, general, and administrative expenses increased to $5.5 million, or 18.5% of revenue, for the year ended June 30, 1999 from $4.1 million, or 17.9% of revenue, for the year ended June 30, 1998. The increase in the amount of selling, general, and administrative expenses and selling, general, and administrative expenses as a percentage of revenue reflects sales commissions associated with higher revenue levels and additional sales and management personnel.

      We generated operating income of $1.6 million for the year ended June 30, 1999 compared to incurring an operating loss of $2.6 million for the year ended June 30, 1998. The change primarily reflects the combination of higher revenue levels and manufacturing cost improvements and cost efficiencies. Operating expenses as a percentage of revenue were essentially constant year-to-year.

      Income taxes of $40,000 for the year ended June 30, 1999 reflect U.S. alternative minimum tax compared to no income taxes for the year ended June 30, 1998.

Purchased In-Process Research and Development

      Purchased in-process research and development, or IPRD, of $855,000 in fiscal 2000 represents the write-off of in-process technology associated with our acquisition of Absolute Sensors Limited, or ASL.

      We used available information including independent third-party sources to calculate the amounts allocated to IPRD. In calculating IPRD, an independent third party used established valuation techniques accepted in the high-technology industry. These calculations gave consideration to relevant market sizes and growth factors, expected industry trends, the anticipated nature and timing of new product introductions by us and our competitors, individual product sales cycles, and the estimated lives of each of the products’ underlying technology. The value of the IPRD reflects the relative value and contribution of the acquired research and development. We also gave consideration to the IPRD’s stage of completion, which was estimated to be approximately 75% complete at the time of the acquisition, the complexity of the work completed to date, the difficulty completing the remaining development, costs already incurred, and the projected cost to complete the project in determining the value assigned to IPRD. At the time of the acquisition, the Spiral technology had not reached technological feasibility and the IPRD did not have alternative future uses.

      The value assigned to developed technologies related to the acquisition was based upon discounted cash flows related to the future products’ projected income streams. Elements of the projected income stream included revenue, cost of sales, selling, general, and administrative expenses, and research and development expenses. The discount rates used in the present value calculations were generally derived from a weighted average cost of capital, adjusted upward to reflect the additional risks inherent in the development life cycle, including the useful life of the technology, profitability levels of the technology, and the uncertainty of technology advances that were known at the date of the acquisition.

      The overall valuation methodology assumed a core technology leverage factor of 15%, a projection of three-year revenue stream beginning fiscal 2001, and a discount factor of 30% to determine the present value of future cash flows.

      Given the uncertainties of the commercialization process, no assurance can be given that deviations from our estimates will not occur. At the time of the ASL acquisition, we believed there was a reasonable chance of realizing the economic return expected from the acquired in-process technology. There can be no assurance, however, that any project will achieve commercial success because of the risk associated with the realization of benefits related to commercialization of an in-process project due to rapidly changing customer needs, the complexity of the technology, and growing competitive pressures. Failure to successfully commercialize an in-process project would result in the loss of the expected economic return inherent in the fair value allocation. Additionally, the value of our intangible assets acquired may become impaired.

      We expect to continue the development of the Spiral technology and derivative commercial products and believe that there is a reasonable chance of successfully completing these development efforts. There is, however, risk associated with the completion of the in-process projects, and there can be no assurance that any project will achieve either technological or commercial success.

Quarterly Results of Operations

      The following table sets forth our unaudited quarterly results of operations for the six quarters in the period ended December 31, 2000. You should read the following table in conjunction with the financial statements and related notes contained elsewhere in this prospectus. We have prepared this unaudited information on the same basis as our audited financial statements. This table includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. You should not draw any conclusions about our future results from the results of operations for any quarter.

	Three Months Ended

	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	1999	1999	2000	2000	2000	2000

	(unaudited)

	(in thousands)

Net revenue	$9,330	$12,411	$10,123	$11,583	$13,988	$18,441

Cost of revenue	5,368	7,285	6,024	6,975	8,959	13,179

Gross margin	3,962	5,126	4,099	4,608	5,029	5,262

Operating expenses:

Research and development	1,376	1,819	2,387	2,804	2,980	2,661

Selling, general, and administrative	1,803	2,017	1,735	1,927	1,971	2,265

Acquired in-process research and development	—	855	—	—	—	—

Amortization of goodwill and other acquired intangible assets	6	132	196	196	230	249

Amortization of deferred stock compensation	—	—	—	82	154	158

Total operating expenses	3,185	4,823	4,318	5,009	5,159	5,803

Operating income (loss)	777	303	(219)	(401)	(130)	(542)

Interest and other income (expense), net	114	130	137	84	133	59

Write-down of note receivable from an affiliated company	—	—	—	(2,712)	—	—

Income (loss) before income taxes	891	433	(82)	(3,029)	3	(483)

Provision (benefit) for income taxes	51	89	42	(62)	26	4

Net income (loss)	$840	$344	$(124)	$(2,967)	$(23)	$(487)

      Revenue has increased in each of the last six quarters, except for the quarter ended March 31, 2000. Revenue in our March quarters traditionally has been lower than in our December quarters, reflecting the seasonality of calendar year-end consumer spending. In addition to this normal seasonality, we believe that revenue in the December 1999 quarter was higher as a result of customers building inventories in expectation of potential supply-chain problems associated with the widely publicized year 2000 computer issue. Beginning in April 2000, revenue growth also increased as a result of shipments of our dual pointing solutions, which have higher average selling prices because of the inclusion of two interface solutions rather than one. In the September 2000 quarter, we began shipping interface solutions into the iAppliance markets, which represented approximately 4.2% of our total revenue for the six months ended December 31, 2000. The initial applications are touch sensing interfaces for Internet appliances, which allow for Internet access and sending and receiving e-mail, and set-top-boxes used for Internet access and home entertainment utilizing the end user’s television as the monitor.

      Gross margin as a percentage of revenue has declined over the last six quarters as we continue to grow market share. This reflects the combination of generally lower prices, higher materials and components costs resulting from general market supply-demand imbalances, increasing production costs, and the introduction of our initial lower-margin dual pointing solutions, partially offset by our incremental cost-improvement programs. We announced a general price increase in the December 2000 quarter and expect to realize the impact in subsequent quarters. Our initial dual pointing solution, which we began shipping in the June 2000 quarter, has significantly lower gross margins than the expected margins on our proprietary touch pad products as a result of the high percentage of third-party products included in the pointing stick portion of our dual pointing solution. We anticipate shipping our proprietary dual pointing solution in the June 2001 quarter, which should begin to have a positive impact on gross margins in future periods as shipping volumes increase. Dual pointing revenue was a much higher percentage of our overall product mix in the December 2000 quarter than in the September 2000 quarter, which further negatively impacted gross margins. We are currently developing our next generation ASIC and planning additional cost improvement programs that we expect will reduce our overall product costs once fully developed, qualified by our OEM customers, and implemented in our manufacturing process, which we expect to begin phasing in during the June 2001 quarter.

      Operating expenses, exclusive of the non-recurring charge for in-process research and development in the December 1999 quarter, amortization of goodwill and other acquired intangible assets, and deferred stock compensation, have increased in each of the six quarters ended December 31, 2000, primarily reflecting the combination of four factors: (1) increased staffing in all departments to support our overall business growth; (2) increased spending on research and development to continue to improve our existing technologies and develop new technologies for new product applications, including ClearPad and Spiral; (3) increased selling costs related to the higher revenue levels; and (4) increased management and infrastructure spending to support our planned growth and penetration into new markets.

Liquidity and Capital Resources

      Since our inception, we have financed our operations through cash flows from operations, private sales of securities, and to a lesser extent, capital equipment financing.

      During the six months ended December 31, 2000, net cash used in operating activities totaled $1.8 million, primarily reflecting increased working capital of $1.6 million related to our higher operating levels plus our net loss, partially offset by non-cash adjustments for depreciation, amortization, and stock compensation of $1.3 million. We expect that accounts receivable and inventory will continue to increase if our revenue continues to grow and that we will continue to increase our investment in capital assets to expand our business. During fiscal 2000, we used $41,000 in cash from operating activities compared to generating $301,000 in fiscal 1999. In fiscal 1998, net cash used in operating activities was $267,000. In fiscal 2000, net cash used in operations of $41,000 reflects our net loss of $1.9 million, offset by the combination of the following items: (1) adjustments for non-cash charges, including the writedown of $2.7 million of advances receivable from an affiliated company, Foveon, a write-off of $855,000 of in-process research and development, $1.2 million of amortization and depreciation, and $212,000 of stock based compensation; and (2) increases in accounts receivables, inventories, and accounts payable of $3.7 million, $1.5 million, and $2.5 million, respectively, relating to our increased business activities. In fiscal 1999, net cash generated from operations of $301,000 reflects our net income of $2.0 million, adjusted for non-cash depreciation and amortization of $535,000, partially offset by increased working capital of $2.4 million, primarily reflecting increases in accounts receivables of $1.9 million and reductions in accounts payable of $802,000 and inventory of approximately $297,000. In fiscal 1998, net cash used in operations of $267,000 reflects our net loss of $2.1 million, partially offset by an adjustment for non-cash depreciation and amortization of $546,000 and a net reduction of working capital of $2.1 million.

      Investing activities typically relate to purchases of capital assets, which totaled $357,000 for the six months ended December 31, 2000, $1.1 million for fiscal 2000, $315,000 for fiscal 1999, and $297,000 for fiscal 1998. In addition, we advanced $2.7 million in fiscal 2000 in the form of convertible promissory notes to Foveon, an affiliated company, and invested $1.5 million in cash in the October 1999 acquisition of ASL, which together with the capital asset purchases referred to above resulted in total cash used in investing activities of $5.3 million in fiscal 2000. We also issued 652,025 shares of our common stock in connection with the acquisition of ASL and are obligated to issue up to an additional 200,000 shares if certain products incorporating ASL technology are sold within two years of the acquisition. In connection with the acquisition of the sales representative workforce of our former outside sales agent in Taiwan, we issued 37,500 shares of our common stock and are obligated to issued an additional 37,500 shares if certain covenants are fulfilled.

      Financing activities over the prior six months and last three years have generally been related to the proceeds obtained from the financing of capital assets, offset by the related repayments under those transactions, plus the proceeds from the exercise of vested stock options. Net cash provided by financing activities for the six months ended December 31, 2000 were approximately $597,000, reflecting net proceeds from equipment financing of $300,000 and stock option exercises totaling $297,000. Net cash provided by financing activities was approximately $99,000 for fiscal 2000, $212,000 for fiscal 1999, and $1.4 million for fiscal 1998.

      Our principal sources of liquidity as of December 31, 2000 consisted of $4.9 million in cash and cash equivalents and a master equipment financing agreement, dated November 28, 2000, with KeyCorp Leasing, which has $251,000 available for additional capital asset financing. The KeyCorp financing agreement is based on a 36-month term from the date KeyCorp funds capital asset purchases and an interest rate equal to approximately 250 basis points over the U.S. Treasury 18-month index at the time of funding, which is then fixed for the 36-month term. Capital assets currently financed under the KeyCorp master financing agreement total $499,000 and borrowings have an annual interest rate of 8.25%. The long-term note payable to National Semiconductor represents limited-recourse debt that is secured solely by a portion of our preferred stockholdings in Foveon, in which National Semiconductor is also an investor. We do not anticipate making any payments under the limited-recourse loan with National Semiconductor, either prior to or at maturity, unless Foveon is participating in a liquidity event, such as an initial public offering of its equity securities or a merger, through which we would be able to receive amounts in excess of the carrying amount of our $1.5 million investment.

      We believe our existing cash balances, the available funds remaining under the KeyCorp master equipment lease agreement, and the net proceeds of this offering will be sufficient to meet our cash requirements at least through the next 12 months. Our future capital requirements will depend on many factors, including our rate of revenue growth, the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, the timing of introductions of new products and enhancements to existing products, the costs to ensure access to adequate manufacturing capacity, and the continuing market acceptance of our product solutions. We cannot assure you that additional equity or debt financing will be available to us on acceptable terms or at all. As of the date of this prospectus, our sources of liquidity beyond 12 months will be our then current cash balances, funds from operations, and any long-term credit facilities that we arrange. We have no other agreements or arrangements with third parties to provide us with sources of liquidity and capital resources beyond the next 12 months.

Disclosure of Market Risks

Interest rate risk

      Our exposure to market risk for changes in interest rates relates primarily to our cash and cash equivalents. Due to the conservative nature of our investment portfolio, which is predicated on capital preservation and is mainly comprised of government-backed securities and investment-grade instruments, we would not expect our operating results or cash flows to be significantly affected by changes in market interest rates. We do not use our investment portfolio for trading or other speculative purposes.

Foreign currency exchange risk

      All of our sales and our expenses, except those expenses related to our U.K. and Taiwan operations, are denominated in U.S. dollars. As a result, we have relatively little exposure to foreign currency exchange risks and foreign exchange losses have been minimal to date. We do not currently enter into forward exchange contracts to hedge exposure denominated in foreign currencies or any other derivative financial instruments for trading or speculative purposes. In the future, if we feel that our foreign exchange exposure has increased, we may consider entering into hedging transactions to help mitigate that risk.

Recent Accounting Pronouncements

      In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 133, as amended, establishes methods for recording derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. Because we currently do not hold any derivative instruments and do not engage in hedging activities, adoption of SFAS 133, as amended, did not have a significant impact on our consolidated financial position or results of operations.

      In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101. SAB 101 summarizes certain areas of the staff’s views in applying generally accepted accounting principles to revenue recognition in financial statements. We believe that our current revenue recognition principles comply with SAB 101.

      In March 2000, the FASB issued Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation, Interpretation of APB Opinion No. 25.” Interpretation No. 44 clarifies the application of Accounting Principle Board Opinion No. 25 to certain issues including: (1) the definition of employee for purposes of applying APB Opinion No. 25, (2) the criteria for determining whether a plan qualifies as a noncompensatory plan, (3) the accounting consequences of various modifications to the terms of a previously fixed stock option or award, and (4) the accounting for an exchange of stock compensation awards in business combinations. The adoption of Interpretation No. 44 did not have a material effect on our consolidated financial position or results of operations.

BUSINESS

Overview

      We are a leading worldwide developer of custom-designed user interface solutions that enable people to interact more easily and intuitively with a wide variety of mobile computing and communications devices. We currently supply approximately 53% of the touch pads used in notebook computers throughout the world. Our new pointing stick is designed to address the portion of the notebook market that uses the pointing stick as the interface solution. We estimate that approximately 70% of notebook computers use touch pad interfaces while 25% of notebook computers use pointing stick interfaces. Our new pointing stick can be used with our touch pad to take advantage of the growing trend to dual pointing interface solutions. We believe our extensive intellectual property portfolio, our experience in providing interface solutions to OEMs, and our proven track record of growth in our expanding core notebook computer interface business position us to be a key technological enabler for multiple applications in many fast-growing markets. Based on these strengths, we are addressing the opportunities created by the growth of a new class of mobile computing and communications devices, commonly called iAppliances. iAppliances include PDAs and smart phones, as well as a variety of mobile, handheld, wireless, and Internet devices. We believe our existing technologies, our new product solutions, and our emphasis on ease of use, small size, low power consumption, advanced functionality, durability, and reliability will enable us to successfully penetrate the market for iAppliance interface solutions. Our OEM customers include Acer, Apple, Compaq, Dell, Gateway, Hewlett-Packard, Intel, Samsung, and Sharp.

Industry Overview

The Notebook Computer Market

      Trends toward mobile computing and communications, supported by technological advances in computer processing power, continued development of the Internet and network infrastructure, and improved remote connectivity, are driving significant growth of the notebook computer market. Notebook computers provide the functionality of a desktop PC, and their small form factor enables portable computing with remote access and connectivity to the Internet and other networks. Notebook computers can be used in conjunction with a full-size monitor, keyboard, and docking station to provide a comparable desktop PC experience. For these reasons, the corporate market continues to replace desktop PCs with notebook computers, enabling workers to be more productive away from the office. At the same time, the availability of notebook computers with increased processing power, longer battery life, larger displays, and thinner and lighter designs is prompting companies to upgrade their notebook computers to higher performance models. These trends are the primary drivers for the growth of notebook computer sales in the corporate market.

      In the consumer market, notebook computers also are replacing desktop PCs as small-office, home-office, and other individual users demand the flexibility and benefits of mobile computing and connectivity. Other factors promoting this replacement trend include the smaller cost differential between notebook computers and desktop PCs and a shorter lag time for technology migration from desktop PCs to notebook computers. In addition, the continued development of wired dormitories, classrooms with Internet connections, and wireless local area networks in schools and universities are driving significant growth of notebook computer sales in the education market.

      Another factor contributing to higher relative growth of notebook computers versus desktop PCs is the difference in product life cycles. Desktop PCs generally have product lifecycles of approximately three years, while product lifecycles are shorter for notebook computers, owing to technological advances, harsh usage patterns that often test durability and reliability, theft, and loss. As a result, individuals and corporations generally replace and upgrade notebook computers more frequently than desktop PCs.

      As a result of these factors, notebook computers are experiencing rapid growth in both the corporate and consumer markets, resulting in market share gains at the expense of desktop PCs. According to IDC, worldwide shipments of notebook computers increased 22.5% for the quarter ended December 31, 2000 versus the comparable period a year ago compared to 6.3% for desktop PCs during the same period. IDC estimates that the market for notebook computers will grow from 26.5 million units in 2000 to 49.1 million units in 2004, a compound annual growth rate of 16.7%. This compound annual growth rate of notebook computers exceeds that of desktop PCs, which are estimated to grow at 12.8% during the same period.

The Emerging iAppliance Markets

      Individuals increasingly desire the ability to access information, such as e-mail, corporate intranets, the Internet, calendars, and databases, when they are away from their homes or offices. This demand for universal access to information is being driven by the desire for increased productivity and convenience. These factors are prompting the development of a new generation of intelligent and connected devices that are intended to be easy to use, enhance productivity, and provide convenience at low cost. Technological advances, the convergence of mobile computing and communications, and the growth of the Internet have collectively served as a catalyst for the development of these devices, commonly referred to as iAppliances. iAppliances exist in many form factors and have broad applications, including personal information management, consumer entertainment, home networking and automation, automotive controls and displays, and other Internet access terminals located away from the home or office. Examples of iAppliances include PDAs, mobile handheld computing devices, smart phones, consumer Web terminals, e-mail terminals, Internet gaming devices, and Internet screenphones. iAppliances allow users to more easily and intuitively access, manage, and store information anytime and anywhere. iAppliances are generally smaller, lighter weight, easier to use, and in the case of mobile iAppliances, consume less battery power than PCs. These benefits are driving significant growth of the iAppliance markets.

      Today, the markets for iAppliances are in their infancy and still evolving. iAppliances, however, are expected to achieve widespread consumer acceptance. Industry experts believe that the proliferation of iAppliances that address disparate functions will cause this market to grow exponentially. Unlike the market for PCs in which users typically operate a single PC, industry experts believe that the markets for iAppliances will be characterized by multiple devices for each person. Furthermore, iAppliances have begun to generate interest from people that do not actively use PCs.

      In addition, a combination of technological advances and infrastructure development, such as the deployment of third-generation broadband wireless services, advances in device miniaturization, and the adoption of wireless protocols, such as Bluetooth and 802.11b, which increases the users’ ability to access information anytime and anyplace, will accelerate the demand for iAppliances. Consequently, the iAppliance markets are anticipated to grow significantly faster than the market for PCs. IDC estimates that the markets for iAppliances will grow from 28.0 million units in 2000 to 89.0 million units in 2004, a compound annual growth rate of 33.5%. Within these markets, IDC forecasts the smart handheld devices segment to grow from 3.3 million units in 2000 to 33.2 million units in 2004, a compound annual growth rate of 77.4%.

Interface Solutions

      In the desktop PC market, the keyboard and the mouse have been adopted as universal user interface devices. Notebook computers, however, require highly integrated interfaces that are compact and easy to use. As a result, the traditional PC mouse has largely been replaced by the touch pad and by the pointing stick in notebook computers. A touch pad allows the user to navigate the screen using a finger or stylus on a touch-sensitive pad. A pointing stick allows the user to navigate the screen by using a finger to apply pressure on a small stick device. Each of these interfaces provides a different user experience that appeals to a range of user preferences. We estimate that approximately 70% of notebook computers use a touch pad interface while 25% use a pointing stick.

      Recently, OEMs have developed and introduced notebook computers that incorporate dual pointing solutions, containing both a touch pad and a pointing stick. Dual pointing solutions provide users with enhanced flexibility and alternative means of interacting with a notebook computer. Dual pointing solutions are gaining popularity with corporate information technology departments because of their ability to satisfy most user preferences with a single notebook computer. In addition, by purchasing notebook computers with dual pointing solutions, corporate information technology departments can consolidate vendor relationships and technical support.

      The vast array of functionality incorporated in iAppliances and their emphasis on universal access to information, including through an Internet or other network connection, has resulted in many different form factors, many of which are too small to accommodate either a keyboard or a mouse. As a result, iAppliances require innovative interface solutions to input, access, and manage information. A variety of interfaces has been developed and incorporated in iAppliances to facilitate user interaction with these devices. For example, many handheld PDAs utilize a touchscreen interface as the primary means to input, manage, and retrieve information, while mobile phones generally utilize a numeric keypad and a push-button option menu, or in some cases, a dial to scroll through option menus. Users are finding through experience that certain interfaces are more suitable for specific functions while severely limiting for other functions. As a result, as OEMs compete for market share and consumer acceptance, the interface solution represents one of the primary means to differentiate iAppliances among competing products. The optimum interface solution must operate intuitively and be easy to use; facilitate portability in terms of size, weight, and power usage; offer advanced features to enhance user experience; and satisfy consumer demand for reliability and durability.

The Synaptics Solution

      We develop, acquire, and enhance interface technologies that improve the way people interact with mobile computing and communications devices. Our innovative and intuitive interfaces accommodate many diverse platforms. Our technologies include an extensive array of ASIC, firmware, software, pattern recognition, and touch sensing technologies.

      Through our technologies, we seek to provide our customers with customized solutions that address their individual design issues and result in high-performance, feature-rich, and reliable interface solutions. Our new TouchStyk enables us to address the pointing stick and dual pointing portions of the notebook computer market, and our new ClearPad and Spiral solutions address the iAppliance markets. We believe our interface solutions offer the following characteristics:

•	Ease of Use. Our interface solutions offer the ease of use and intuitive interaction that users demand.

•	Small Size. The small, thin size of our interface solutions enables our customers to reduce the overall size and weight of their products in order to satisfy consumer demand for portability.

•	Low Power Consumption. The low power consumption of our interface solutions enable our customers to offer products with longer battery life or smaller battery size.

•	Advanced Functionality. Our interface solutions offer many advanced features to enhance user experience.

•	Reliability. The reliability of our interface solutions satisfies consumer demand for dependability, which is a major component of consumer satisfaction.

•	Durability. Our interface solutions withstand repeated use, severe physical treatment, and temperature fluctuations while providing a superior level of performance.

      We believe these characteristics will enable us to maintain our leadership position in the notebook computer market and will enhance our position as a technological enabler of iAppliances and a differentiator for OEMs of these devices.

      Our emphasis on technological leadership and customized-design capabilities positions us to provide unique interface solutions that address specific customer requirements. Our long-term working relationships with large, global OEMs provide us with experience in satisfying their demanding design specifications and other requirements. Our custom product solutions provide OEMs with numerous benefits, including the following:

•	customized, modular integration;

•	reduced product development costs;

•	shorter product time to market;

•	compact and efficient platforms;

•	improved product functionality and utility; and

•	product differentiation.

      We work with our customers to customize our solutions in order to meet their design requirements. This collaborative effort reduces the duplication and overlap of investment and resources, enabling our OEM customers to devote more time and resources to the market development for these products.

      We utilize capacitive and inductive technologies rather than traditional resistive technology in our product solutions. Unlike resistive technology, our capacitive technology requires no activation force, thereby permitting easy movement across the touch surface. Our capacitive technology also uses no moving parts and can be integrated with both curved and flat surfaces.

      Capacitive and inductive technologies provide additional key benefits over resistive technology. Capacitive and inductive sensors can be fabricated without the air or liquid gap required by resistive technology, reducing undesirable internal reflections and the power requirements for the LCD backlight, thereby extending the battery life of small handheld devices. Capacitive and inductive technologies also allow much thinner sensors than resistive technology, allowing for slimmer, more compact, and unique industrial designs.

Our Strategy

      Our objective is to continue to enhance our position as the world’s leading supplier of interface solutions for the notebook computer market and to become a leading supplier of interface solutions for the emerging high-growth iAppliance markets. Key aspects of our strategy to achieve this objective include the following:

Extend Our Technological Leadership

      We plan to utilize our extensive intellectual property portfolio and technological expertise to provide competitive advantages, extend the functionality of our product solutions, and offer innovative product solutions to our customers across multiple market segments. We intend to continue to utilize our technological expertise to reduce the overall size, weight, cost, and power consumption of our interface solutions while increasing their applications, capabilities, and performance. We plan to expand our research and development efforts through strategic acquisitions and alliances, increased expenses, and the hiring of additional engineering personnel. We believe that these efforts will enable us to meet customer expectations and to achieve our goal of supplying on a timely and cost-effective basis the most advanced, easy-to-use, functional interface solutions integrating touch, handwriting, vision, and voice capabilities.

Enhance Our Leadership Position in the Notebook Computer Market

      We intend to continue to introduce market-leading interface solutions in terms of performance, functionality, size, and ease of use. Our new TouchStyk will enable us to address the pointing stick and expanding dual pointing segments of the notebook interface market. Our new electronic signature, or e-signature, capabilities, pen computing applications, multi-finger navigation, and scroll strip products are designed to provide additional functionality that results in competitive advantages. Our ultra thin TouchPad solution allows our customers to produce even thinner notebook computers.

Capitalize on Growth of the iAppliance Markets

      We intend to capitalize on the growth of the iAppliance markets brought about by the convergence of computing and communications. We plan to offer innovative, easy-to-use interface solutions that address the evolving portability, connectivity, and functionality requirements of these new markets. We plan to offer these solutions to existing and potential OEM customers as a means to increase the functionality, reduce the size, lower the cost, and enhance the user experience of our customers’ products. We plan to utilize our existing technologies as well as aggressively pursue new technologies as these markets evolve and demand new solutions.

Emphasize and Expand Customer Relationships

      We plan to emphasize and expand our strong and long-lasting customer relationships and to provide the most advanced interface solutions for our customers’ products. We recognize that our interface solutions enable our customers to deliver a positive user experience and to differentiate their products from those of their competitors. We continually attempt to enhance the competitive position of our customers by providing them with innovative, distinctive, and high-quality interface solutions on a timely and cost-effective basis. To do so, we work continually to improve our productivity, to reduce costs, and to speed the delivery of our interface solutions. We endeavor to streamline the entire design and delivery process by maintaining an ongoing design, engineering, and production improvement effort. We also devote considerable effort to support our customers after the purchase of our interface solutions.

Pursue Strategic Relationships and Acquisitions

      We intend to develop and expand strategic relationships to enhance our ability to offer value-added customer solutions, address new markets, rapidly gain market share, and enhance the technological leadership of our product solutions. Our strategic alliance with Silanis Technology, a leading developer of e-signature and approval management software, enables us to provide notebook users worldwide with e-signature capabilities. Our strategic relationships with Three-Five Systems and Densitron, leading suppliers of custom designed display modules, provides for the joint development and marketing of touch screen LCD products and the integration of our Spiral and ClearPad product solutions with their LCD display drivers for use in cellular phones, PDAs, and other electronic devices. We intend to enter into additional strategic relationships with other leading companies in our target markets. We also intend to acquire companies in order to expand our technological expertise and to establish or strengthen our presence in selected target markets.

Continue Virtual Manufacturing

      We plan to expand and diversify our production capacity through third-party relationships, thereby strengthening our virtual manufacturing platform. This strategy results in a scalable business model; enables us to concentrate on our core competencies of research and development, technological advances and product design; and reduces our capital expenses. Our virtual manufacturing strategy allows us to maintain a variable cost model, in which we do not incur most of our manufacturing costs until our product solutions have been shipped and billed to our customers.

Products

      We offer customers in the PC and iAppliance markets user interface solutions that provide competitive advantages. Our family of product solutions allows our customers to solve their interface needs and differentiate their products from those of their competitors.

      The following table sets forth certain information relating to our products.

Product	Description	Status	Applications

TouchPad	Small, touch-sensitive pad that senses the position of a person’s finger on its surface through the measurement of capacitance	Commercially available	Notebooks, iAppliances

TouchStyk	Self-contained, easily integrated module that uses the same capacitive technology as our TouchPad	Commercially available	Notebooks, iAppliances

Dual Pointing Solution	Combined solution of TouchPad and TouchStyk	Commercially available	Notebooks

QuickStroke	Recognition technology that combines our software with our TouchPad	Commercially available	Notebooks, iAppliances

ClearPad	Customizable touch screen solution with a clear thin sensor that can be placed over any viewable surface	Prototype completed	Notebooks, iAppliances

Spiral	Thin, lightweight, low power, inductive pen-sensing solution	In development	iAppliances

TouchPad™

      We currently supply more than 53% of the touch pads used in notebook computers throughout the world. Our TouchPad, which takes the place of a mouse, is a small, touch-sensitive pad that senses the position of a person’s finger on its surface through the measurement of capacitance. Our TouchPad provides the most accurate, comfortable, and reliable method to provide screen navigation, cursor movement, and a platform for interactive input and allows customers to provide a stylish, simple, user-friendly, and intuitive terminal for both the consumer and professional markets. Our TouchPads offer various advanced features, including the following:

•	Virtual scrolling. This feature enables the user to scroll through any document by swiping a finger along the side or bottom of the TouchPad.

•	Customizable tap zones. These zones permit separate portions of the TouchPad to be used to simulate mouse clicks, launch applications, and perform other select functions.

•	Palm Check. Palm Check eliminates false activation when a person’s palm accidentally rests on the TouchPad.

•	Edge Motion. This permits cursor movement to continue when a user’s finger reaches the edge of the TouchPad.

•	Tapping and dropping of icons. This feature allows the user to simply tap on an icon in order to drag it, rather than being forced to hold a button down in order to drag an icon.

•	Multi-finger gestures. This feature allows the user to designate specific actions when more than one finger is used on the TouchPad.

Our TouchPads are available in a variety of sizes and can be designed to meet the specifications of our customers. Customized driver software ensures the availability of specialized features.

      We also have developed e-signature capabilities for our TouchPads in conjunction with Silanis Technology. This allows users to sign their names directly on the TouchPad itself, providing a reliable and binding e-signature solution without additional hardware costs.

      Utilizing our TouchPad technology, we recently introduced our scroll strip, a touch-sensitive device similar to a TouchPad. Our initial applications will be to mount the scroll strip within keyboards, external mice, and portable communication devices. Users can take advantage of the scroll strip to easily scroll up and down Web pages or word processing documents. Future applications for the scroll strip may include cellular phones and other communications and computing devices.

      A new generation of our TouchPad responds to both finger touch and stylus-pointing devices. This solution adds stylus capabilities to our TouchPad so notebook computers and other devices that use finger touch input can now take advantage of pen computing applications, such as drawing, signature capture, and handwriting recognition, without sacrificing the accurate, comfortable finger input capability of the TouchPad.

TouchStyk™

      We have introduced TouchStyk, our pointing stick interface solution. TouchStyk is a self-contained, easily integrated module that uses the same capacitive technology as our TouchPad. TouchStyk is enabled with press-to-select and tap-to-click capabilities and can be easily integrated into multiple computing and communications devices. We have reduced the number of components needed to control the pointing device, allowing the electronics for TouchStyk to be mounted directly on the printed circuit board, or PCB, of the unit. In addition, restricting analog signals to the module greatly reduces exposure to electromagnetic interference, which provides for greater pointing accuracy and prevents the pointer from drifting when not in use.

      Our TouchStyk can operate either with our proprietary algorithms or algorithms licensed from IBM. This allows OEMs to select the algorithms of their choice while still gaining the advantages of our pointing stick solution.

      Our modular approach allows OEMs to include our TouchPad, our TouchStyk, or a combination of both interfaces in their notebook computers. Our TouchStyk is currently in qualification with OEM customers.

Dual Pointing Solution

      Our dual pointing solution offers both a touch pad and a pointing stick in a single notebook computer, enabling users to select their interface of choice. Our dual pointing solution also provides the end user the ability to use both interfaces simultaneously. Our dual pointing solution provides the following advantages:

•	cost-effective and simplified OEM integration;

•	simplified OEM product line since one device contains both solutions;

•	single-source supplier, which eliminates compatibility issues; and

•	end user flexibility since one notebook can address both user preferences.

      We have developed two solutions for use in the dual pointing market. Our first solution integrates all the electronics for controlling a third-party resistive strain gauge pointing stick onto our TouchPad PCB. This solution simplifies OEM integration by eliminating the need to procure the pointing stick electronics from another party and physically integrate them into the notebook. Our second dual pointing solution uses our TouchStyk rather than a third-party pointing stick, and offers the same simplified OEM integration. The second solution is a completely modular design, allowing OEMs to offer TouchPad-only, TouchStyk-only, or dual pointing on a build-to-order basis.

ClearPad™

      ClearPad, our innovative and customizable touch screen solution, consists of a clear thin sensor that can be placed over any viewable surface, including display devices, such as LCDs. ClearPad is controlled by a small electronics module, which can be located remotely from the sensor. Similar to our traditional

TouchPad, our ClearPad has various distinct advantages, including light weight; low profile form factor; high reliability, durability, and accuracy; and low power consumption. In addition, ClearPad enables visual information display in conjunction with touch commands.

      The size and shape of both the sensor surface and electronics module can be customized for applications for many requirements. ClearPad can be mounted on any curved surface, resulting in new opportunities for industrial design. In applications with extreme space constraints, the electronic module can be integrated into an existing PCB. ClearPad also can emulate physical buttons or slider switches displayed on an active display device or printed on an underlying surface.

      ClearPad is an extension of our capacitive TouchPad technologies. Standard resistive touch screens include an air gap, causing significant internal reflections that degrade the quality of the display. When used as a touch screen, ClearPad eliminates the internal air gap present in resistive touch screens, significantly decreasing internal reflections and their associated impact on display quality. This makes ClearPad an excellent solution for use outdoors and for devices with color displays.

      ClearPad is well suited for widespread application in the iAppliance markets. These applications include the following:

•	PDAs	•	Internet devices
•	smart phones	•	e-mail terminals
•	smart handheld devices	•	automotive controls and displays
•	Web terminals	•	interactive games and toys

      We have used our ClearPad technology to develop a product solution that replaces the touch pad in notebook computers. Our solution consists of a ClearPad mounted over an LCD display. This solution provides all of the features of a standard touch pad while providing information content and significant additional features. We have developed this solution with a USB interface for significant and rapid data transfer and easy integration into notebook computer designs.

Spiral™

      Spiral is a thin, lightweight, low power, inductive pen-sensing solution. The Spiral sensor lies behind an LCD screen, effectively permitting 100% light transmissivity and lower overall power consumption resulting from reduced backlighting requirements. Spiral uses a patented inductive coupling technology that offers the unique feature of proximity sensing to measure the precise position of the tip of the pen to be measured relative to a pen-based device. Spiral also has a high tolerance to user abuse. Spiral combines 100% light transmissivity, high accuracy, high-noise immunity, and a passive stylus into a solution that provides alternatives for richer user interfaces.

      We anticipate that Spiral will be used in new markets that require high-quality pen-based solutions. The applications in the iAppliance markets are expected to be similar to those of ClearPad.

QuickStroke®

      QuickStroke provides a fast, easy, and accurate way to input Chinese characters. Using our recognition technology that combines our patented software with our TouchPad, QuickStroke can recognize handwritten, partially finished Chinese characters, thereby saving considerable time and effort. Our QuickStroke operates with our TouchPad or our stand-alone touch pad and can be integrated into notebook computers, keyboards, and a host of stand-alone devices that use either a pen or a finger.

      Our patented Incremental Recognition Technology™ allows users to simply enter the first few strokes of a Chinese character and QuickStroke accurately interprets the intended character. Since the typical Chinese character consists of an average of 13 strokes, QuickStroke technology saves considerable time and effort. QuickStroke provides a solution to enhance Chinese communication for business and personal use.

Technologies

      We have developed and own an extensive array of ASIC, firmware, software, pattern recognition, and touch sensing technologies. With more than 57 patents issued and 25 patents pending, we continue to develop technology in those areas. We believe these technologies and the related intellectual property create significant barriers for competitors and allow us to provide interface solutions in a variety of high-growth market segments.

      Our broad line of interface solutions currently is based upon the following key technologies:

•	capacitive position sensing technology;

•	capacitive force sensing technology;

•	transparent capacitive position sensing technology;

•	inductive position sensing technology;

•	pattern recognition technology;

•	mixed signal very large scale integrated circuit, or VLSI, technology; and

•	proprietary microcontroller technology.

      In addition to these technologies, we have the core competency of developing software that provides unique features, such as virtual scrolling, customizable tap zones, Palm Check, Edge Motion, tapping and dragging of icons, and multi-finger gestures. In addition, our ability to integrate all of our products to interface with major operating systems, including Windows 98, Windows 2000, Windows NT, Windows CE, Mac OS, Pocket PC, Palm OS, Symbian, UNIX, and LINUX, provides us with a key competitive advantage.

      Capacitive Position Sensing Technology. This technology provides a method for sensing the presence, position, and contact area of one or more fingers or a conductive stylus on a flat or curved surface, such as our TouchPad. Our technology works with very light touch and provides highly responsive cursor motion and scrolling. It uses no moving parts, can be embedded in a tough plastic coating, and is extremely durable.

      Capacitive Force Sensing Technology. This technology senses the direction and magnitude of a force applied to an object. The object can either move when force is applied, like a typical joystick used for gaming applications, or it can be isometric, with no perceptible motion during use, like our TouchStyk. The primary competition for this technology is resistive strain gauge technology. Resistive strain gauge technology requires electronics that can sense very small changes in resistance, presenting significant challenges to the design of that circuitry, including sensitivity to electrical noise and interference. Our electronic circuitry determines the magnitude and direction of an applied force, permits very accurate sensing of tiny changes in capacitance, and minimizes interference from electrical noise.

      Transparent Capacitive Position Sensing Technology. This technology allows us to build transparent sensors for use with our capacitive position sensing technology, such as in our ClearPad. It has all the advantages of our capacitive position sensing technology and allows for visual feedback when incorporated with a display device like an LCD. Our technology never requires calibration, does not produce undesirable internal reflections, and has reduced power requirements, allowing for longer battery life.

      Inductive Position Sensing Technology. This technology provides a method for sensing the presence and position, in three dimensions, of a pen on surfaces like the touch screen used in smart handheld devices. The sensor board can be placed behind the display screen, such as an LCD, thus eliminating any undesirable reflections or transmissivity losses and the need for backlighting, which enhances battery life. This technology could be used in the future for other position sensing applications.

      Pattern Recognition Technology. This technology is a set of software algorithms for converting real-world data, such as handwriting, into a digital form that can be manipulated within a computer, such as our QuickStroke product and gesture decoding for our TouchPad and TouchStyk products. Our technology provides reliable handwriting recognition and facilitates signature verification.

      Mixed Signal VLSI Technology. This is hybrid analog-digital integrated circuit technology that combines the power of digital computation with the ability to interface with non-digital real-world signals like the positioning of a finger or stylus on a surface. Our patented design techniques permit us to utilize this technology in the optimization of our core ASIC engine for all our products, which provides cost and performance advantages over our competitors.

      Proprietary Microcontroller Technology. This technology consists of proprietary 16-bit microcontroller cores embedded in the digital portion of our mixed signal ASIC and optimized for position sensing tasks. Our embedded microcontroller provides great flexibility in customizing product solutions, which eliminates the need to design new circuitry for each new application.

Competing Technology

      Many interface solutions currently utilize resistive sensing technology. Resistive sensing technology consists of a flexible membrane stretched above a flat, rigid, electrically conductive surface. When finger or stylus pressure is applied to the membrane, it deforms until it makes contact with the rigid layer below, at which point attached electronics can determine the position of the finger or stylus. Since the flexible membrane is a moving part, it is susceptible to mechanical wear and will eventually suffer degraded performance. Due to the way that resistive position sensors work, it is not possible for them to detect more than a single finger or stylus at any given time. The positional accuracy of a resistive sensor is limited by the uniformity of the resistive coating as well as by the mechanics of the flexible membrane. Finally, due to reduced transmissivity, or the amount of light that can pass through the display, resistive technology requires the use of a backlight, thereby reducing the battery life of the device.

Research and Development

      We conduct active and ongoing research and development programs that focus on advancing our technologies, developing new products, improving design processes, and enhancing the quality and performance of our product solutions. Our goal is to provide our customers with innovative solutions that address their needs and improve their competitive positions. Our research and development concentrates on our market-leading interface technologies, especially on improving the performance of our current product solutions and expanding our technologies to serve new markets. Our vision is to develop solutions that integrate touch, handwriting, voice, and vision capabilities that can be readily incorporated into varied electronic devices.

      Our research and development programs focus on the development of accurate, easy to use, feature rich, reliable, and intuitive user interface devices for the notebook market. We believe our innovative interface technologies can be applied to many diverse platforms. As a result, we are currently focusing considerable research and development efforts on interface solutions for the rapidly developing iAppliance markets. We believe the interface will be a key factor in the differentiation of iAppliance products. We anticipate that our interface technologies will enable us to provide customers with product solutions for iAppliances that have significant advantages over alternative technologies in terms of functionality, size, power consumption, durability, and reliability. We also pursue strategic acquisitions and enter into strategic relationships to enhance our research and development capabilities, leverage our technology, and shorten our time to market with new technological applications.

      Our research, design, and engineering teams frequently work directly with our customers to design custom solutions for specific applications. We focus on enabling our customers to overcome technological barriers and enhance the performance of their products. We believe our efforts provide significant benefits to customers by enabling them to concentrate on their core competencies of production and marketing.

      We currently employ 78 people in our technology, engineering, and product design functions in the United States and the United Kingdom. Our research and development expenses were approximately $3.9 million in fiscal 1998, $4.9 million in fiscal 1999, and $8.4 million in fiscal 2000. We incurred $5.7 million in research and development expenses during the six months ended December 31, 2000.

Intellectual Property Rights

      Our success and ability to compete depend in part on our ability to maintain the proprietary aspects of our technology. We rely on a combination of patents, copyrights, trade secrets, trademarks, confidentiality agreements, and other contractual provisions to protect our intellectual property. Our policy is to protect our intellectual property rights when appropriate and prudent. Our failure to obtain and maintain adequate protection for our intellectual property rights could hurt our competitive position.

      We hold more than 57 patents and have more than 25 pending patent applications. These patents and patent applications cover various aspects of our key technologies, including touch sensing, pen sensing, handwriting recognition, edge motion, and virtual scrolling technologies. Our patents expire between the years 2007 and 2018. Our proprietary software is protected by copyright laws. The source code for our proprietary software also is protected under applicable trade secret laws. Our mixed signal ASIC design remains one of our trade secrets. As part of our confidentiality procedures, we generally enter into agreements with our employees and consultants and limit access to and distribution of our software, documentation, and other proprietary information.

      Patents may not issue from the patent applications that we have filed or may file. Our issued patents may be challenged, invalidated, or circumvented, and claims of our patents may not be of sufficient scope or strength, or issued in the proper geographic regions, to provide meaningful protection or any commercial advantage.

      In addition, others may develop technologies that are similar or superior to our technologies, duplicate our technologies, or design around our patents. Effective intellectual property protection may be unavailable or limited in some foreign countries. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise use aspects of our methods and solutions that we regard as proprietary. If our intellectual property protection is insufficient to protect our intellectual property rights, we could face increased competition in the markets for our technologies.

      We may receive notices from third parties that claim our products infringe their rights. While we are not currently subject to any such claim, any future claim, with or without merit, could result in significant litigation costs and diversion of resources, including the attention of management, and could require us to enter into royalty and licensing agreements, all of which could have a material adverse effect on our business. These royalty and licensing agreements, if required, may not be available on terms acceptable to us, or at all. In the future, we also may need to file lawsuits to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others. This litigation, whether successful or unsuccessful, could result in substantial costs and diversion of resources, which could have a material adverse effect on our business.

Customers

      We currently serve eight of the world’s ten largest PC OEMs, based on unit shipments, as well as a variety of consumer electronics manufacturers. Our demonstrated track record of technological leadership, design innovation, product performance, and on-time delivery have resulted in our serving as the sole source of notebook interfaces for many of our customers. We believe our strong relationship with our OEM customers, many of which are currently developing iAppliance products, will position us as a primary source of supply for their iAppliance offerings.

      Our OEM customers include the following:

•	Acer	•	Gateway
•	Apple	•	Hewlett-Packard
•	Compaq	•	Intel
•	Dell	•	Samsung
•	E-Machines	•	Sharp

      We supply our OEM customers through their contract manufacturers. We sell to and are paid directly by these contract manufacturers. During fiscal 2000, sales to Quanta, Arima, Inventec, and Compal accounted for 24%, 13%, 13%, and 12%, respectively, of our revenue. No other customer accounted for more than 10% of our revenue during this period.

Strategic Relationships

      We have established key strategic relationships to enhance our ability to offer value-added customer solutions and rapidly gain market share.

Silanis Technology

      We established our relationship with Silanis Technology, a leading developer of e-signature and approval management software, to develop e-signature capabilities. We have integrated Silanis ApproveIt Electronic Signature Technology software with our TouchPad. We call the solution E-Signature, a method for notebook users simply and conveniently to apply a single e-signature to Microsoft Word and Excel documents. To e-sign documents, users will only have to tap a finger on the TouchPad. In the case of real-time signing, users can simply sign their name directly on the TouchPad itself. This will provide Synaptics-enabled notebook users with a reliable and legally binding e-signature solution without additional hardware costs.

Three-Five Systems and Densitron

      Our strategic relationships with each of Three-Five Systems, a leading U.S.-based supplier of custom designed display modules, and Densitron, a leading European-based LCD supplier, provide for the joint development and marketing of touch screen LCD products. We plan to expand our product solutions by integrating our ClearPad and Spiral touch screen solutions with the LCD display modules developed by Three-Five Systems and Densitron. We believe that LCD screens that incorporate our ClearPad technology result in superior LCD touch screens for use in a variety of OEM products, especially cellular phones and PDAs. We intend to enter into additional strategic relationships with other leading companies in our target markets.

Sales and Marketing

      We sell our product solutions for incorporation into the products of OEMs. We generate sales through direct sales employees and sales representatives. Our sales personnel receive substantial technical assistance and support because of the highly technical nature of our product solutions. Sales frequently result from multi-level sales efforts that involve senior management, design engineers, and our sales personnel interacting with our customers’ decision makers throughout the product development and order process.

      We currently employ 23 sales professionals, including seven field application engineers, and 11 marketing professionals. We maintain five sales offices domestically and internationally, which are in the United States, the United Kingdom, Taiwan, China, and Japan. In addition, we maintain sales representatives in eight offices in the United States as well as offices in Singapore, Korea, Japan, and Europe.

      International sales, primarily in the Asian and European markets, constituted approximately 94%, 97%, and 95% of our revenue in fiscal 1998, 1999, and 2000, respectively. Most of these sales were made to companies that provide manufacturing services for major notebook computer OEMs. All of these sales were denominated in U.S. dollars, and we believe most of the notebooks were ultimately shipped to the United States.

Manufacturing

      We employ a virtual manufacturing platform through third-party relationships. We currently utilize a single semiconductor manufacturer to supply us with our requirements of ASICs based on our proprietary designs.

      After production and testing, the ASICs are shipped to subcontractors for assembly. During the assembly process, our ASIC is combined with other components to complete our product solution. The finished assembly is then shipped by our subcontractors directly to our customers for integration into their products.

      We believe our virtual manufacturing strategy provides a scalable business model; enables us to concentrate on our core competencies of research and development, technological advances, and product solution design; and reduces our capital expenditures. In addition, this strategy significantly reduces our inventory costs because we do not incur most of our manufacturing costs until we have actually shipped our product solutions to our customers and billed those customers for those products.

      Our third-party manufacturers are large, world-class, cost-effective, Asian-based organizations. The strategy of relying on those parties exposes us to vulnerability owing to our dependence on few sources of supply. We believe that other sources of supply are available. In addition, we plan to consider establishing relationships with other manufacturers in order to reduce our dependence on any source of supply.

Backlog

      As of December 31, 2000, we had a backlog of orders of approximately $12.9 million. The backlog of orders as of December 31, 1999 was approximately $5.2 million. Our backlog consists of product orders for which purchase orders have been received and which are scheduled for shipment within six months. Most orders are subject to rescheduling or cancellation with limited penalties. Because of the possibility of customer changes in product shipments, our backlog as of a particular date may not be indicative of net sales for any succeeding period.

Competition

      Our principal competitor in the sale of notebook touch pads is Alps Electric, a Japanese conglomerate. Our principal competitors in the sale of notebook pointing sticks are Alps Electric, Bourne, Brother, and CTS. In the iAppliance interface markets, our potential competitors include Alps Electric, Panasonic, Gunze, and various other companies involved in user interface solutions. In certain cases, large OEMs may develop alternative interface solutions for their own products.

      In the notebook interface markets, we plan to continue to compete primarily on the basis of our technological expertise, design innovation, customer service, and the long track record of performance of our interface solutions, including their ease of use, reliability, and cost-effectiveness as well as their timely design, production, and delivery schedules. Our new TouchStyk now enables us to address the approximate 25% of the notebook computer market that uses a pointing stick rather than a touch pad as the user interface. Our ability to supply OEMs with both TouchPads and TouchStyks will also enhance our competitive position since we can provide OEMs with the following advantages:

•	single source supplier that eliminates compatibility issues;

•	cost-effective and simplified OEM integration;

•	simplified product line to address both markets;

•	end user flexibility since one notebook can address both user preferences; and

•	modular approach allowing OEMs to utilize our TouchPad, our TouchStyk, or a combination of both interfaces.

      In the iAppliance interface markets, we intend to compete primarily based on the advantages of our capacitive, inductive, and neural pattern recognition technologies. We believe our technologies offer significant benefits in terms of size, power consumption, durability, light transmissivity, resolution, ease of use, and reliability when compared to other technologies. While these markets are just beginning to emerge, and we cannot know what the competitive factors will ultimately be, we intend to aggressively compete for this business. In addition, we believe our proven track record, our marquee global customer base, and our reputation for design innovation will be competitive advantages. However, some of our competitors, particularly in the iAppliance markets, have greater market recognition, large customer bases, and substantially greater financial, technical, marketing, distribution, and other resources than we possess and that afford them competitive advantages. As a result, they may be able to introduce new product solutions and respond to customer requirements more quickly than we can. In addition, new competitors, alliances among competitors, or alliances among competitors and OEMs may emerge and allow competitors to rapidly acquire significant market share. Furthermore, our competitors may in the future develop technologies that more effectively address the interface needs of the notebook computer and iAppliance markets.

      Our sales, profitability, and success depend on our ability to compete with other suppliers of interface solutions. Our competitive position could be adversely affected if one or more of our current OEMs reduce their orders or if we are unable to develop customers for our new iAppliance interface solutions.

Employees

      As of December 31, 2000, we employed a total of 132 persons, including 20 in finance, administration, and operations, 34 in sales and marketing, and 78 in research and development. Of these employees, 96 were located in the United States, 21 in the United Kingdom, and 15 in Taiwan. We consider our relationship with our employees to be good, and none of our employees are represented by a union in collective bargaining with us.

      Competition for qualified personnel in our industry is extremely intense, particularly for engineering and other technical personnel. Our success depends in part on our continued ability to attract, hire, and retain qualified personnel.

Facilities

      Our principal executive officers as well as our principal research, development, sales, marketing, and administrative functions are located in a 34,000 square foot leased facility in San Jose, California. The lease extends through January 2005 and provides for an average monthly rental payment of $57,189. We believe this facility will be adequate to meet our needs for at least the next 18 months. Our European headquarters are located in Cambridge, United Kingdom, where we lease approximately 4,000 square feet. We also maintain a 5,000 square foot office in Taiwan. In addition, we maintain satellite sales and support offices in Japan and China.

Legal Proceedings

      We currently are not involved in any legal proceeding that we believe would have a material adverse effect on our business or financial condition.

MANAGEMENT

Directors and Executive Officers

      The following table sets forth certain information regarding our directors and executive officers.

Name	Age	Position

Federico Faggin	59	Chairman of the Board

Francis F. Lee	48	President, Chief Executive Officer, and Director

Shawn P. Day, Ph.D.	35	Vice President of Research and Development

Donald E. Kirby	52	Vice President of Operations and General Manager PC Products

Russell J. Knittel	50	Vice President of Administration and Finance, Chief Financial Officer, and Secretary

Richard C. McCaskill	52	Vice President of Marketing and Business Development

Thomas D. Spade	34	Vice President of Worldwide Sales

Keith B. Geeslin	47	Director

Richard L. Sanquini	66	Director

Joshua C. Goldman	35	Director

T.W. Kang	50	Director

      Federico Faggin co-founded our company and has served as the Chairman of the Board since January 1999. He served as a director and the President and Chief Executive Officer from March 1987 to December 1998. Mr. Faggin also co-founded Cygnet Technologies, Inc. in 1982 and Zilog, Inc. in 1974. Mr. Faggin served as Department Manager in Research and Development at Intel Corporation from 1970 to 1974 and led the design and development of the world’s first microprocessor and more than 25 integrated circuits. In 1968, Mr. Faggin was employed by Fairchild Semiconductor and led the development of the original MOS Silicon Gate Technology and designed the world’s first commercial integrated circuit to use such technology. Mr. Faggin is also a director of Integrated Device Technology, Inc., a producer of integrated circuits; GlobeSpan Inc., a producer of DSL integrated circuits; and Avanex Corp., a producer of fiber optic-based products, known as photonic processors; each of which is a public company. He is the recipient of many honors and awards including the 1988 International Marconi Fellowship Award, the 1994 IEEE W. Wallace McDowell Award, and the 1997 Kyoto Prize. In addition, in 1996, Mr. Faggin was inducted in the National Inventor’s Hall of Fame for the co-invention of the microprocessor. Mr. Faggin holds a Dottore in Fisica degree in physics, summa cum laude, from the University of Padua, Italy. He also holds an honorary doctorate degree in computer science from the University of Milan, Italy.

      Francis F. Lee has served as a director and the President and Chief Executive Officer of our company since December 1998. He was a consultant from August 1998 to November 1998. From May 1995 until July 1998, Mr. Lee served as General Manager of NSM, a Hong Kong-based joint venture between National Semiconductor Corporation and S. Megga. Mr. Lee held a variety of executive positions for National Semiconductor from 1988 until August 1995. These positions included Vice President of Communication and Computing Group, Vice President of Quality and Reliability, Director of Standard Logic Business Unit, and various other operations and engineering management positions. Mr. Lee holds a Bachelor of Science degree in electrical engineering from the University of California at Davis with honors.

      Shawn P. Day, Ph.D. has served as Vice President of Research and Development of our company since June 1998 and as Director of Software Development from November 1996 until May 1998. He served as principal software engineer from August 1995 until October 1996. Mr. Day holds a Bachelor of

Science degree and a Doctorate, both in electrical engineering, from the University of British Columbia in Vancouver, Canada.

      Donald E. Kirby has been the General Manager PC Products and Vice President of Operations of our company since August 1999. From September 1997 to July 1999, Mr. Kirby served as Vice President of Technology Infrastructure and Core Technology Group of National Semiconductor; from January 1997 to August 1997, he served as Director of Strategic Technology Group of National Semiconductor; and from October 1995 to December 1996, he served as Director of Operations/ Co-GM, LAN Division of National Semiconductor. Mr. Kirby holds a patent for a Micro-controller ROM Emulator.

      Russell J. Knittel has been the Vice President of Administration and Finance, Chief Financial Officer, and Secretary of our company since April 2000. Mr. Knittel served as Vice President and Chief Financial Officer of Probe Technology Corporation from May 1999 to March 2000. He was a consultant from January 1999 until April 1999. Mr. Knittel held Vice President and Chief Financial Officer positions at Starlight Networks from November 1994 to December 1998. Mr. Knittel holds a Bachelor of Arts degree in accounting from California State University at Fullerton and a Masters of Business Administration from San Jose State University.

      Richard C. McCaskill has been the Vice President of Marketing and Business Development of our company since May 2000. Mr. McCaskill served as the Executive Vice President and General Manager for ART Inc., a speech and handwriting recognition company, from December 1996 to April 2000. Mr. McCaskill served as a consultant for ART Inc. and Micropolis from June 1996 to December 1996. From April 1993 to May 1996, Mr. McCaskill held the position of Vice President of Technology at Reveal Computer Products, a sister company to Packard Bell Computers. Mr. McCaskill holds a Bachelor of Science degree in electrical engineering from California State University at Los Angeles.

      Thomas D. Spade has been the Vice President of Worldwide Sales of our company since July 1999. From May 1998 until June 1999, he served as our Director of Sales. From May 1996 until April 1998, Mr. Spade was the Director of International Sales for Alliance Semiconductor. Mr. Spade previously has held additional sales and management positions at Alliance Semiconductor, Anthem Electronics, Arrow Electronics, and Andersen Consulting. Mr. Spade holds a Bachelor of Arts degree in economics and management from Albion College.

      Keith B. Geeslin has been a director of our company since 1986. Mr. Geeslin serves as Managing General Partner of The Sprout Group, a venture capital firm, and the general partner of Sprout Capital V, Sprout Technology Fund, Sprout Capital VI, L.P., DLJ Venture Capital Fund, and DLJ Venture Capital Fund II. He joined The Sprout Group in 1984 and became a general partner in 1988. In addition, he is a general or limited partner in a series of investment funds associated with The Sprout Group, a division of DLJ Capital Corporation, which is a subsidiary of Credit Suisse First Boston (USA), Inc. Mr. Geeslin is currently a director of GlobeSpan Corporation, a producer of DSL integrated circuits; RHYTHMS NetConnections Inc., a provider of broadband local access communications services; Innoveda, Inc.; and Paradyne Networks Inc., a producer of communication products for network service providers and business customers; each of which is a public company. Mr. Geeslin is also a director of several privately held companies. He has also served as a director of the Western Association of Venture Capitalists. Mr. Geeslin holds a Bachelor of Science degree in electrical engineering and a Masters of Science degree in engineering and economic systems from Stanford University and a Masters of Arts degree in philosophy, politics, and economics from Oxford University.

      Richard L. Sanquini has been a director of our company since 1994. Mr. Sanquini is currently a semiconductor specialist consultant for our company, Foveon, Inc., PortalPlayer, LitePoint, and National Semiconductor Corporation. From January 1999 to November 1999, Mr. Sanquini served as Senior Vice President and General Manager of the Consumer and Commercial Group of National Semiconductor; from April 1998 to December 1998, he served as Senior Vice President and General Manager of the Cyrix Group of National Semiconductor; from November 1997 to March 1998, he served as Senior Vice President and General Manager of the Personal Systems Group of National Semiconductor; from April 1996 to October 1997, he served as Senior Vice President and Chief Technology Officer of the Corporate

Strategy, Business Development and Intellectual Property Protection Group of National Semiconductor; and from December 1995 to March 1996, he served as Senior Vice President of the Business Development and Intellectual Property Protection Group of National Semiconductor. Mr. Sanquini also has been a director of Foveon, Inc. since August 1997. Mr. Sanquini holds a Bachelor of Science degree in electrical engineering from the Milwaukee School of Engineering.

      Joshua C. Goldman has been a director of our company since January 2001. Mr. Goldman joined mySimon, an online comparison shopping site, in November 1998 as Vice President of Marketing. He has served as President and CEO since January 1999 and serves as President of the Consumer Division of CNet Networks. mySimon operates as an independent entity wholly owned by CNet Networks. He served as Vice President of Marketing at 4th Networks, Inc. from June 1998 until October 1998. From April 1996 until May 1998, Mr. Goldman was with USWeb, where he last served as Vice-President of Business Solutions. Mr. Goldman has also served in management roles at Apple Computer, Phoenix Technologies, and Softbank Content Services. He earned a Bachelor of Science degree in computer science with an emphasis in artificial intelligence, with honors, from Tufts University and a Masters of Business Administration from Harvard Business School.

      T.W. Kang has been a director of our company since March 1999. He will not be continuing as a director after March 23, 2001.

Board of Directors

      Executive officers are appointed by the board of directors on an annual basis and serve until their successors have been elected and qualified. There are no family relationships among any of our directors, officers, or key employees.

Board Committees

      The company’s board of directors established an audit committee in February 2001, consisting of independent directors. The members are Messrs. Geeslin, Sanquini, and Goldman.

      The functions of the audit committee are as follows:

•	review our internal accounting principles and auditing practices and procedures;

•	consult with and review the services provided by our independent accountants; and

•	make recommendations to the board of directors about selecting independent accountants.

      We established a compensation committee in September 2000. The compensation committee consists of Messrs. Geeslin and Sanquini. The compensation committee reviews and recommends to the board of directors the salaries, incentive compensation, and benefits of our officers and employees, including stock compensation and loans, and administers our stock plans and employee benefit plans.

Compensation Committee Interlocks and Insider Participation

      None of the members of the compensation committee is, or ever has been, an officer or employee of our company, or an officer or employee of any of our subsidiaries. No interlocking relationship exists between any member of our board of directors or our compensation committee and any member of the board of directors or compensation committee of any other company.

Director Compensation

      All non-employee directors will be reimbursed for their expenses for attending board and committee meetings. The company intends to pay a fee of $1,500 to nonemployee directors for attendance at board meetings and $500 for attendance at committee meetings. In addition, directors are eligible to receive grants of stock options under our 1996 Stock Option Plan. During fiscal 2000, we granted each non-employee director options to purchase shares of common stock as follows: options to purchase 25,000 shares at an exercise price of $2.50 per share were granted to Mr. Geeslin and options to purchase 50,000 shares at an exercise price of $2.00 were granted to Mr. Sanquini. Options to purchase 25% of such shares vest and become exercisable on the first anniversary of the date of grant, and options to purchase 1/48th of the total shares vest and become exercisable on the first of each month thereafter.

      Messrs. Sanquini and Kang from time to time have provided consulting services to us. We have issued options for our common stock as compensation for such services. We issued options for 12,500 shares at an exercise price of $2.50 to Mr. Sanquini and options for 4,531 shares at an exercise price of $2.50 to Mr. Kang during fiscal 2000. The options were fully vested upon completion of the consulting arrangements. In addition, Mr. Kang received 14,501 shares of our common stock valued at an aggregate of $19,335 during fiscal 2000.

Executive Compensation

      The table below summarizes the compensation earned for services provided to us in all capacities for the fiscal year ended June 30, 2000 by our chief executive officer and our next most highly compensated executive officers whose compensation exceeded $100,000, whom we refer to as the named executive officers.

Summary Compensation Table

					Long-Term
					Compensation

					Awards

	Annual Compensation				Securities
					Underlying
Name and Principal Position	Year	Salary($)		Bonus($)	Options(#)

Francis F. Lee	2000	200,000		193,000	150,000
President, Chief Executive Officer, and Director

Shawn P. Day, Ph.D.	2000	158,083		52,000	40,000
Vice President of Research and Development

Donald E. Kirby	2000	151,385		90,000	250,000
General Manager PC Products and Vice President of Operations

Thomas D. Spade	2000	221,185	(1)	—	40,000
Vice President of Worldwide Sales

(1)	Mr. Spade also received certain perquisites, the value of which did not exceed the lesser of $50,000 or 10% of his salary and bonus during fiscal 2000.

Option Grants in Last Fiscal Year

      The table below provides information about the stock options granted to the named executive officers during the fiscal year ended June 30, 2000. All of these options were granted under our 1996 stock option plan and have a term of ten years. The options may terminate earlier if the optionholder stops providing services to us.

      We granted options to purchase 1,951,410 shares of our common stock in fiscal 2000. The percentage of total options in the table below was calculated based on options to purchase an aggregate of 1,809,250 shares of our common stock granted to our employees in fiscal 2000.

      Options were granted at an exercise price that we believed represented the fair value of our common stock, as determined in good faith by our board of directors.

					Potential
					Realizable Value
	Individual Grants				at Assumed
					Annual Rates of
	Number of	Percent of			Stock Price
	Securities	Total Options			Appreciation for
	Underlying	Granted to			Option Term(2)
	Options	Employees in	Exercise	Expiration
Name	Granted(#)(1)	Fiscal Year	Price($/Sh)	Date	5%	10%

Francis F. Lee	150,000	8.3%	$2.50	1/11/10	$ $

Shawn P. Day, Ph.D.	40,000	2.2%	$2.50	1/11/10	$ $

Donald E. Kirby	250,000	13.8%	$2.50	8/29/09	$ $

Thomas D. Spade	40,000	2.2%	$2.50	1/11/10	$ $

(1)	Mr. Lee’s options vest and become exercisable 1/12th on the first of each month, commencing on January 22, 2003. All other options vest 25% on the first anniversary of the date of grant, and 1/48th of the total options vest and become exercisable on the first of each month thereafter.

(2)	Potential gains are net of the exercise price, but before taxes associated with the exercise. Amounts represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. The potential realizable value assumes that the stock price appreciates from the assumed public offering price of $ . The assumed 5% and 10% rates of stock price appreciation are provided in accordance with the rules of the SEC and do not represent our estimate or projection of the future price of our company’s common stock. Actual gains, if any, on stock option exercises will depend upon the future market prices of our common stock.

Aggregate Option Exercises During Fiscal 2000 and Fiscal 2000 Option Values

      The following table describes for the named executive officers the number of shares acquired and the value realized upon exercise of stock options during fiscal 2000, and the exercisable and unexercisable options held by them as of June 30, 2000. The “Value Realized” and “Value of Unexercised In-the-Money Options at June 30, 2000” shown in the table represents an amount equal to the difference between the assumed public offering price of $     per share and the option exercise price multiplied by the number of shares acquired on exercise and the number of unexercised in-the-money options.

			Number Of Securities		Value Of Unexercised
			Underlying Unexercised		In-The-Money Options at
	Shares		Options at June 30, 2000		June 30, 2000
	Acquired on	Value
	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Francis F. Lee	300,000 (1)		—	375,000

Shawn P. Day, Ph.D.	25,000		27,997	72,003

Donald E. Kirby	—	—	—	250,000

Thomas D. Spade	—	—	52,917	87,083

(1)	The options were exercised early and 253,125 of the shares are subject to a repurchase option until vesting requirements are met.

Employment Arrangements

      We anticipate entering into employment arrangements with persons who are believed to make significant contributions to our company, and will implement compensation packages for certain members of management as well as for other personnel. The terms of such agreements may include payment of salary for the period of tenure with the company. Other key employees will be offered incentive compensation payable in our common stock. Issuance of these shares will dilute existing stockholders. These arrangements will not be the result of arms length negotiation. However, management anticipates the terms thereof will be reasonable when compared to similar arrangements within the industry.

Change of Control Agreements

      Mr. Knittel, our chief financial officer who was hired in April 2000, is entitled to six months severance pay in the event of a change of control or a constructive termination as a result of reduced responsibilities or stature within our company. Options granted at the time of joining the company include accelerated vesting for Mr. Lee for 50% of his unvested options and for Mr. Knittel for 100% of his unvested options upon a change of control or a constructive termination as a result of reduced responsibilities or stature within our company. Mr. Faggin holds options for 415,000 shares that provide for immediate vesting of 50% of the unvested options in the event of a change of control.

1986 Incentive Stock Option Plan and 1986 Supplemental Stock Option Plan

      The 1986 incentive stock option plan provided for the grant of incentive stock options to our key employees, including employee directors. The 1986 supplemental stock option plan provided for the grant of nonstatutory stock options to employees, directors, and consultants. As of December 31, 2000, there were outstanding options to acquire 133,000 shares of our common stock under the two 1986 plans. The 1986 incentive stock option plan and the 1986 supplemental stock option plan expired November 1996, and no additional options will be issued under those plans. The expiration date, maximum number of shares purchasable, and the other provisions of the options, including vesting provisions, were established at the time of grant. Options were granted for terms of up to 10 years and become exercisable in whole or in one or more installments at such time as was determined by the administrator upon the grant of the options. Under the 1986 incentive stock option plan, exercise prices of options are equal to not less than 100% of the fair market value of our common stock at the time of the grant. Under the 1986 supplemental stock option plan, exercise prices of options are equal to not less than 85% of the fair market value of our common stock at the time of the grant. The exercise price for any options granted under the 1986 incentive stock option plan and the 1986 supplemental stock option plan may be paid in cash, in shares of our common stock valued at fair market value on the exercise date, or in any other form of legal consideration that may be acceptable to the board of directors or administrator in their discretion. In addition, the administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options by allowing such individuals to deliver an interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise or purchase. In the event of a change of control of our company, we would expect that options outstanding under the 1986 incentive stock option plan and the 1986 supplemental stock option plan at the time of the transaction would be assumed or replaced with substitute options by the acquiror. If our acquiror did not agree to assume or replace outstanding awards, either the exercise period of all options will accelerate and terminate if not exercised upon consummation of the acquisition, or such options will remain in effect. Outstanding awards under the 1986 incentive stock option plan and the 1986 supplemental stock option plan will be adjusted in the event of a stock split, stock dividend, or other similar change in our capital stock without the receipt of consideration by us.

1996 Stock Option Plan

      Our 1996 stock option plan provides for the grant of incentive stock options to employees, including employee directors, and of nonstatutory stock options to employees, directors, and consultants. The purposes of the 1996 stock option plan are to attract and retain the best available personnel, to provide additional incentives to our employees and consultants, and to promote the success of our business. The 1996 stock option plan was originally adopted by our board of directors in December 1996 and approved by our stockholders in November 1996. The 1996 stock option plan provides for the issuance of options and rights to purchase up to 5,380,918 shares of our common stock. Unless terminated earlier by the board of directors, the 1996 stock option plan will terminate in December 2006.

      As of December 31, 2000, 3,887,868 options to purchase shares of common stock were outstanding under the 1996 stock option plan and 823,987 shares had been issued upon exercise of outstanding options.

      The 1996 stock option plan may be administered by the board of directors or a committee of the board, each known as the administrator. The administrator determines the terms of options granted under the 1996 stock option plan, including the number of shares subject to the award, the exercise or purchase price, and the vesting and/or exercisability of the award and any other conditions to which the award is subject. Incentive stock options granted under the 1996 stock option plan must have an exercise price of at least 100% of the fair market value of the common stock on the date of grant (110% if the option is granted to a stockholder who at the time the option is granted owns stock representing more than 10% of the total combined voting power of all classes of our stock). Nonstatutory stock options granted under the 1996 stock option plan must have an exercise price of at least 85% of the fair market value of the common stock on the date of grant (110% if the option is granted to a stockholder who at the time the option is granted owns stock representing more than 10% of the total combined voting power of all classes of our stock). The exercise price for any options granted under the 1996 stock option plan may be paid in cash, in shares of our common stock valued at fair market value on the exercise date, or in any other form of legal consideration that may be acceptable to the board of directors or administrator in their discretion. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options by allowing such individuals to deliver an interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise or purchase.

      With respect to options granted under the 1996 stock option plan, the administrator determines the term of options, which may not exceed 10 years (or 5 years in the case of an incentive stock option granted to a holder of more than 10% of the total voting power of all classes of our stock). An option is nontransferable other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the optionee only by such optionee. Stock options are generally subject to vesting, meaning that the optionee earns the right to exercise the option over a specified period of time only if he or she continues to provide services to our company over that period.

      If our company or its business is acquired by another corporation, we would expect that options outstanding under the 1996 stock option plan at the time of the transaction would be assumed or replaced with substitute options by our acquiror. If our acquiror did not agree to assume or replace outstanding awards, all options will terminate upon consummation of the acquisition. Outstanding awards and the number of shares remaining available for issuance under the 1996 stock option plan will adjust in the event of a stock split, stock dividend, or other similar change in our capital stock without the receipt of consideration by us. The administrator has the authority to amend or terminate the 1996 stock option plan, but no action may be taken that impairs the rights of any holder of an outstanding option without the holder’s consent. In addition, we must obtain stockholder approval of amendments to the plan as required by applicable law.

2000 Nonstatutory Stock Option Plan

      Our 2000 nonstatutory stock option plan provides for the grant of nonstatutory stock options to employees and consultants. The purposes of the 2000 nonstatutory stock option plan are to attract and retain the best available personnel, to provide additional incentives to our employees and consultants, and to promote the success of our business. The 2000 nonstatutory stock option plan was adopted by our board of directors in September 2000. The 2000 nonstatutory stock option plan provides for the issuance of options to purchase up to 100,000 shares of our common stock. As of December 31, 2000, there were outstanding options to acquire 75,000 shares of our common stock. Unless terminated earlier by the board of directors, the 2000 nonstatutory stock option plan will terminate in September 2010.

      The 2000 nonstatutory stock option plan may be administered by the board of directors or a committee of the board, each known as the administrator. The administrator determines the terms of options granted under the 2000 nonstatutory stock option plan, including the number of shares subject to the award, the exercise or purchase price, and the vesting and/or exercisability of the award and any other conditions to which the award is subject. The exercise price for any options granted under the 2000 nonstatutory stock option plan may be paid in cash, in shares of our common stock valued at fair market value on the exercise date, or in any other form of legal consideration that may be acceptable to the board of directors or administrator in their discretion. The option may also be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the administrator may provide financial assistance to one or more optionees in the exercise of their outstanding options by allowing such individuals to deliver an interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise or purchase. The term of options granted under the 2000 nonstatutory stock option plan shall not exceed 10 years.

      If our company or its business is acquired by another corporation, we would expect that options outstanding under the 2000 nonstatutory stock option plan at the time of the transaction would be assumed or replaced with substitute options by our acquiror. If our acquiror did not agree to assume or replace outstanding awards, all options will terminate upon consummation of the acquisition. Outstanding awards and the number of shares remaining available for issuance under the 2000 nonstatutory stock option plan will be adjusted in the event of a stock split, stock dividend, or other similar change in our capital stock. The administrator has the authority to amend or terminate the 2000 nonstatutory stock option plan, but no action may be taken that impairs the rights of any holder of an outstanding option without the holder’s consent.

2001 Employee Stock Purchase Plan

      Our 2001 employee stock purchase plan is designed to encourage stock ownership in our company by our employees, thereby enhancing employee interest in our continued success. The plan was adopted by our board of directors in February 2001 and will become effective on the effective date of the registration statement. One million shares of our common stock will initially be reserved for issuance under the plan. The plan is currently administered by our board of directors. Under the plan’s terms, however, the board may appoint a committee to administer the plan. The plan gives broad powers to the board or the committee to administer and interpret the plan.

      The plan permits employees to purchase our common stock at a favorable price and possibly with favorable tax consequences to the participants. All employees of our company or of those subsidiaries designated by the board who are regularly scheduled to work at least 20 hours per week and more than five months per year are eligible to participate in any of the purchase periods of the plan after completing 90 days of continuous employment. However, any participant who would own (as determined under the Internal Revenue Code), immediately after the grant of an option, stock possessing 5% or more of the total combined voting power or value of all classes of the stock of our company will not be granted an option under the plan.

      The plan will be implemented in a series of successive offering periods, each with a maximum duration of 24 months. The initial offering period, however, will begin on the effective date of the registration statement and will end on December 31, 2002.

      Under the plan, eligible employees may elect to participate in the plan on January 1 or July 1 of each year. Subject to certain limitations determined in accordance with calculations set forth in the plan, a participating employee is granted the right to purchase shares of common stock on the last business day on or before each June 30 and December 31 during which the employee is a participant in the plan. Upon enrollment in the plan, the participant authorizes a payroll deduction, on an after-tax basis, in an amount of not less than 1% and not more than 25% of the participant’s compensation on each payroll date. Unless the participant withdraws from the plan, the participant’s option for the purchase of shares will be exercised automatically on each exercise date, and the maximum number of full shares subject to the option shall be purchased for the participant at the applicable exercise price with the accumulated plan contributions then credited to the participant’s account under the plan. The option exercise price per share may not be less than 85% of the lower of the market price on the first day of the offering period or the market price on the exercise date, unless the participant’s entry date is not the first day of the offering period, in which case the exercise price may not be lower than 85% of the market price of the common stock on the entry date.

      As required by tax law, no participant may receive an option under the plan for shares which have a fair market value in excess of $25,000 for any calendar year, determined at the time the option is granted. Any funds not used to purchase shares will remain credited to the participant’s bookkeeping account and applied to the purchase of shares of common stock in the next succeeding purchase period. No interest is paid on funds withheld, and those funds are used by our company for general operating purposes.

      No plan contributions or options granted under the plan are assignable or transferable, other than by will or by the laws of descent and distribution or as provided under the plan. During the lifetime of a participant, an option is exercisable only by that participant. The expiration date of the plan will be determined by the board and may be made any time following the close of any six-month exercise period, but may not be longer than ten years from the date of the grant. If our company dissolves or liquidates, the offering period will terminate immediately prior to the consummation of that action, unless otherwise provided by the board. In the event of a merger or a sale of all or substantially all of our company’s assets, each option under the plan will be assumed or an equivalent option substituted by the successor corporation, unless the board, in its sole discretion, accelerates the date on which the options may be exercised. The unexercised portion of any option granted to an employee under the plan shall be automatically terminated immediately upon the termination for any reason, including retirement or death, of the employee’s employment.

      The plan provides for adjustment of the number of shares for which options may be granted, the number of shares subject to outstanding options, and the exercise price of outstanding options in the event of any increase or decrease in the number of issued and outstanding shares as a result of one or more reorganizations, restructurings, recapitalizations, reclassifications, stock splits, reverse stock splits, or stock dividends.

      The board or the committee may amend, suspend or terminate the plan at any time, provided that such amendment may not adversely affect the rights of the holder of an option and the plan may not be amended if such amendment would in any way cause rights issued under the plan to fail to meet the requirements for employee stock purchase plans as defined in section 423 of the Internal Revenue Code, or would cause the plan to fail to comply with rule 16b-3 of the Exchange Act.

      The company’s stockholders will not have any preemptive rights to purchase or subscribe for the shares reserved for issuance under the plan. If any option granted under the plan expires or terminates for any reason other than having been exercised in full, the unpurchased shares subject to that option will again be available for purposes of the plan.

401(k) Plan

      In July 1991, we adopted a 401(k) plan for which our employees generally are eligible. The plan is intended to qualify under Section 401(k) of the Internal Revenue Code, so that contributions to the plan by employees or by us and the investment earnings on the contributions are not taxable to the employees until withdrawn. Our contributions are deductible by us when made. Our employees may elect to reduce their current compensation by an amount equal to the maximum of 25% of total annual compensation or the annual limit permitted by law ($10,500 in 2001) and to have those funds contributed to the plan. Although we may make matching contributions to the plan on behalf of all participants, we have not made any contributions since the plan’s adoption.

Indemnification Under our Certificate of Incorporation and Bylaws

      The certificate of incorporation of our company provides that no director will be personally liable to the company or its stockholders for monetary damages for breach of a fiduciary duty as a director, except to the extent such exemption or limitation of liability is not permitted under the Delaware General Corporation Law (the “Delaware GCL”). The effect of this provision in the certificate of incorporation is to eliminate the rights of the company and its stockholders, either directly or through stockholders’ derivative suits brought on behalf of the company, to recover monetary damages from a director for breach of the fiduciary duty of care as a director except in those instances described under the Delaware GCL. In addition, we have adopted provisions in our bylaws and entered into indemnification agreements that require the company to indemnify its directors, officers, and certain other representatives of the company against expenses and certain other liabilities arising out of their conduct on behalf of the company to the maximum extent and under all circumstances permitted by law. Indemnification may not apply in certain circumstances to actions arising under the federal securities laws.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

Financing Activities

      The following table summarizes the shares of preferred stock purchased by executive officers, directors, and 5% stockholders and persons and entities associated with them in private placement transactions. Each share of Series A preferred stock converts into 3.3391594 shares (rounded down to the nearest whole number) of common stock automatically upon the closing of this offering. Each share of Series B preferred stock converts into 3.0000171 shares (rounded down to the nearest whole number) of common stock automatically upon the closing of this offering. Each share of Series C preferred stock, Series D preferred stock, Series E preferred stock, and Series F preferred stock converts into one share of common stock automatically upon the closing of this offering. The shares of Series A preferred stock were sold at $1.28 per share, the shares of Series B preferred stock were sold at $1.75 per share, the shares of Series C preferred stock were sold at $1.10 per share, the shares of Series D preferred stock were sold at $1.75 per share, the shares of Series E preferred stock were sold at $2.50 per share, and the shares of Series F preferred stock were sold at $4.50 per share. See “Principal and Selling Stockholders.”

	Series A	Series B	Series C	Series D	Series E	Series F
Name	Preferred	Preferred	Preferred	Preferred	Preferred	Preferred

National Semiconductor Corporation(1)	—	—	—	—	2,000,000	666,667

Technology Venture Investors-3	231,101	280,333	—	—	—	—

TVI Management-3	3,274	5,381	—	—	—

Technology Venture Investors-IV	—	—	—	325,714	56,800	55,064

Sprout Capital V(2)	210,469	256,571	—	—	42,554	40,110

Sprout Technology Fund(2)	12,422	15,143	—	—	2,512	2,368

Sprout Capital VI, L.P.(2)	—	—	—	314,918	9,100	8,577

DLJ Venture Capital Fund(2)	38,346	42,000	—	—	2,322	2,189

DLJ Venture Capital Fund II(2)	—	—	—	10,796	312	294

Oak Investment Partners IV, Limited Partnership	—	—	—	1,093,028	382,560	106,267

Oak IV Affiliates Fund, Limited Partnership	—	—	—	49,828	17,440	4,844

Kleiner, Perkins, Caufield & Byers IV	—	268,572	—	205,714	56,800	29,084

Delphi BioInvestments, L.P.	—	—	1,927	1,010	247	12

Delphi BioInvestments II, L.P.	—	—	—	—	832	40

Delphi Ventures, L.P.	—	—	543,528	284,704	69,741	3,321

Delphi Ventures II, L.P.	—	—	—	—	162,472	7,738

(1)	Mr. Sanquini is a consultant to, and is a former officer of, National Semiconductor Corporation.

(2)	Mr. Geeslin is a general partner of the general partner of these entities.

Indebtedness of Management

      The individuals listed below elected to pay the exercise price for some of their outstanding options with full recourse promissory notes secured by the common stock underlying the options. The notes bear interest at rates ranging from 4.5% to 6.1% per year. The notes become due over the period from April 2003 to October 2009 or upon termination of employment, whichever is earlier. At December 31, 2000, the unpaid balance of these notes totaled $832,500. The original total principal amounts and the maturity dates for the promissory notes executed by each executive officer or former executive officer are:

	Total
	Original
Executive Officer	Note Amount	Maturity Date

Francis F. Lee	$225,000	December 22, 2007

Francis F. Lee	$200,000	December 30, 2008

Francis F. Lee	$100,000	January 7, 2009

Russell J. Knittel	$200,000	October 13, 2009

James L. Lau	$107,500	April 30, 2003

Sid Agrawal	$160,000	July 21, 2003

*	Upon termination, Mr. Agrawal paid for the vested portion of his shares in the amount of $62,220 plus interest and the balance of the note was cancelled.

Transaction regarding Foveon

      In August 1997, we entered into an agreement with National Semiconductor to form a new development stage company, Foveonics, Inc., now known as Foveon, Inc., which produces digital cameras and digital imaging components. We contributed imaging patents and other technology in exchange for 1,728,571 shares of Foveon’s Series A preferred stock. Under the agreement, we had the right to acquire additional shares of Series A preferred stock at a specified price using funds provided under a limited-recourse loan arrangement with National. National loaned our company $1.5 million, which we contributed to Foveon in exchange for 1,371,429 additional Series A preferred shares. The limited-recourse loan is secured only by a portion of these Series A preferred shares. National’s sole remedy under the loan, if we do not repay the loan, is to require us to return those shares to National. Under the same agreement, National purchased 3,200,000 shares of Series A preferred stock and a warrant to purchase 1,700,000 shares of Foveon’s Series B preferred stock.

      In July 1998, National purchased 514,047 shares of Foveon’s Series B preferred stock.

      During the year ended June 30, 2000, we loaned Foveon a total of approximately $2.7 million in return for convertible promissory notes. The notes are convertible into shares of preferred stock in accordance with the defined terms, mature in ten years, and bear interest at rates ranging from 6.5% to 6.85%, payable at maturity.

      In August 2000, a new venture capital firm bought a 20% interest in Foveon for $21.0 million. In connection with the August 2000 financing, we received from Foveon 329,375 shares of Series B preferred stock and 114,590 shares of Series C preferred stock upon the automatic conversion of a portion of the promissory notes we hold. Also in August 2000, National received from Foveon 520,625 shares of Series B preferred stock and 476,844 shares of Series C preferred stock upon the conversion of similar notes. National also purchased 1,185,953 shares of Series B preferred stock upon exercise of a warrant. National cancelled a promissory note issued by Foveon as payment for the exercise price of the warrant.

      In July 1997, Carver Mead, a founder and director of Foveon, purchased 350,000 shares of common stock of Foveon. In a November 2000 additional closing of the Series C preferred financing, Francis F. Lee, Federico Faggin, and Richard L. Sanquini purchased an aggregate of 113,715 shares of Foveon’s Series C preferred stock out of a total of 3,979,419 shares of Series C preferred stock.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table sets forth certain information regarding the beneficial ownership of our common stock on January 31, 2001 by:

•	each of our directors and executive officers;

•	all of our directors and executive officers as a group; and

•	each person or entity known by us to own more than 5% of our common stock, assuming the conversion of preferred stock into shares of common stock. See “Certain Relationships and Transactions — Financing Activities.”

      Except as otherwise indicated, each person named in the table has sole voting and investment power with respect to all common stock beneficially owned, subject to applicable community property laws. Except as otherwise indicated, each person may be reached at 2381 Bering Drive, San Jose, California 95131.

      The percentages shown are calculated based on 17,539,642 shares of common stock outstanding on January 31, 2001. The numbers and percentages shown include the shares of common stock actually owned as of January 31, 2001 and the shares of common stock that the identified person or group had the right to acquire within 60 days of such date. In calculating the percentage of ownership, all shares of common stock that the identified person or group had the right to acquire within 60 days of January 31, 2001 upon the exercise of options are deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by that person or group, but are not deemed to be outstanding for the purpose of computing the percentage of the shares of common stock owned by any other person or group.

		Percent Beneficially Owned
	Number of Shares
Name of Beneficial Owner	Beneficially Owned	Before Offering	After Offering

Directors and Executive Officers:

Federico Faggin(1)	1,291,667	7.3%		%

Francis F. Lee(2)	525,000	3.0%		%

Shawn P. Day, Ph.D.(3)	111,875	*	*

Thomas D. Spade(4)	83,930	*	*

Donald E. Kirby(5)	99,132	*	*

Russell J. Knittel(6)	80,000	*	*

Richard C. McCaskill	—	*	*

Keith B. Geeslin(7)	2,139,287	12.2%		%

Richard L. Sanquini(8)	42,083	*	*

All directors and executive officers as a group (nine persons)	4,372,974	24.5%		%

5% Stockholders:

National Semiconductor Corporation(9)	2,666,667	15.2%		%

Entities affiliated with Technology Venture Investors(10)	2,077,339	11.8%		%

Entities affiliated with The Sprout Group(11)	2,131,665	11.5%		%

Entities affiliated with Oak Investment Partners(12)	1,653,967	9.4%		%

Kleiner, Perkins, Caufield & Byers IV(13)	1,097,318	6.3%		%

Entities affiliated with Delphi Ventures(14)	1,075,572	6.1%		%

Carver Mead(15)	990,000	5.6%		%

*	Less than one percent.

(1)	Includes 100,000 shares held by 1999 Faggin Trust fbo Marc Faggin, 100,000 shares held by 1999 Faggin Trust fbo Eric Faggin, and 100,000 shares held by 1999 Faggin Trust fbo Marzia Faggin. Includes 191,667 shares issuable upon exercise of vested stock options.

(2)	Includes 4,000 shares held by Francis Lee as custodian for Grace Evelyn Lee and 4,000 shares held by Francis Lee as custodian for Christopher Thomas Lee. Of the 517,000 shares owned directly, 111,979 are subject to additional vesting requirements.

(3)	Includes 21,875 shares issuable upon exercise of vested stock options.

(4)	Includes 43,930 shares issuable upon exercise of vested stock options.

(5)	Includes 99,132 shares issuable upon exercise of vested stock options.

(6)	All of the 80,000 shares are subject to additional vesting requirements.

(7)	Includes 7,622 shares issuable upon exercise of vested stock options. Also includes 2,131,665 shares held by entities affiliated with The Sprout Group as set forth in footnote 11 below. Mr. Geeslin is a general partner of the general partner of each of those entities. He disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein.

(8)	Includes 17,083 shares issuable upon exercise of vested stock options.

(9)	The address for National Semiconductor Corporation is 1090 Kifer Road, Sunnyvale, California 94086.

(10)	Includes 1,612,686 shares held by Technology Ventures Investors-3; 27,075 shares held by TVI Management-3; and 437,578 shares held by Technology Venture Investors-IV. The address for these entities is 2480 Sand Hill Road, Suite 101, Menlo Park, California 94025.

(11)	Includes 1,555,170 shares held by Sprout Capital V; 129,515 shares held by Sprout Technology Fund; and 332,595 shares held by Sprout Capital VI, L.P.; 102,983 shares held by DLJ Venture Capital Fund; and 11,402 shares held by DLJ Venture Capital Fund II. The address for these entities is 3000 Sand Hill Road, Building 3, Suite 170, Menlo Park, California 94025.

(12)	Includes 1,581,855 shares held by Oak Investment Partners IV, Limited Partnership, and 72,112 shares held by Oak IV Affiliates Fund, Limited Partnership. The address for these entities is 525 University Ave., Palo Alto, California 94301.

(13)	The address for Kleiner, Perkins, Caufield & Byers IV is 2750 Sand Hill Road, Menlo Park, California 94025.

(14)	Includes 3,196 shares held by Delphi BioInvestments, L.P.; 872 shares held by Delphi BioInvestments II, L.P.; 901,294 shares held by Delphi Ventures, L.P.; and 170,210 shares held by Delphi Ventures II, L.P. The address for these entities is 3000 Sand Hill Road, Building 1, Suite 135, Menlo Park, California 94025.

(15)	The address for Carver Mead is c/o Foveon, Inc., 3565 Monroe Street, Santa Clara, California 95051.

      If the underwriters exercise their over-allotment option in full from the selling stockholders, the number of shares offered and the beneficial ownership of the selling stockholders will be as follows:

Beneficial Ownership
After Offering

	Number of	Number
Selling Stockholders	Shares Offered	of Shares	Percent

National Semiconductor Corporation			%

Entities affiliated with Technology Venture Investors			%

Entities affiliated with The Sprout Group			%

Entities affiliated with Oak Investment Partners			%

Kleiner, Perkins, Caufield & Byers IV			%

Entities affiliated with Delphi Ventures			%

The Generics Group AG(1)			%

(1)	The Generics Group A.G. acquired its shares in connection with our acquisition of Absolute Sensors Limited in October 1999. The address for this entity is Harston Mill, Harston, Cambridge CB2 5NH, United Kingdom.

DESCRIPTION OF CAPITAL STOCK

      Upon the completion of this offering, we will be authorized to issue 60,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of undesignated preferred stock, $.001 par value. The following description of our capital stock is intended to be a summary and does not describe all provisions of our certificate of incorporation or bylaws or Delaware law applicable to us. For a more thorough understanding of the terms of our capital stock, you should refer to our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus is a part.

Common Stock

      As of December 31, 2000, there were 17,491,236 shares of common stock outstanding held by approximately 215 stockholders, which reflects the conversion into common stock of all outstanding shares of preferred stock, including the shares of Series A preferred stock issued in June 1986; the shares of Series B preferred stock issued in June 1987; the shares of Series C preferred stock issued in September 1989; the shares of Series D preferred stock issued in September 1990; the shares of Series E preferred stock issued in November 1994 and February 1995 and to be issued in connection with the warrant dated June 1995; and the shares of Series F preferred stock issued in November 1995 and February 1996. In addition, as of December 31, 2000, there were options outstanding to purchase 4,095,868 shares of common stock. Upon completion of this offering, there will be           shares of common stock outstanding, assuming no exercise of outstanding options under our stock plans.

      The holders of common stock are entitled to one vote per share on all matters to be voted upon by stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably dividends as may be declared by the board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. The common stock has no preemptive or conversion rights, other subscription rights, or redemption or sinking fund provisions. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

Preferred Stock

      Upon the closing of this offering, the following series of preferred stock will be converted:

•	496,095 outstanding shares of Series A preferred stock issued in June 1986 will be converted on a 3.3391594-for-1 basis into 1,656,537 shares of common stock;

•	871,428 outstanding shares of Series B preferred stock issued in June 1987 will be converted on a 3.0000171-for-1 basis into 2,614,296 shares of common stock;

•	545,455 outstanding shares of Series C preferred stock issued in September 1989 will be converted on a 1-for-1 basis into 545,455 shares of common stock;

•	2,314,284 outstanding shares of Series D preferred stock issued in September 1990 will be converted on a 1-for-1 basis into 2,314,284 shares of common stock;

•	2,887,703 outstanding shares of Series E preferred stock issued in November 1994 and February 1995 and 32,000 shares of Series E preferred stock issuable in connection with a warrant dated June 1995 will be converted on a 1-for-1 basis into 2,887,703 and 32,000 shares of common stock, respectively; and

•	1,055,242 shares of Series F preferred stock issued in November 1995 and February 1996 will be converted on a 1-for-1 basis into 1,055,242 shares of common stock.

      Thereafter, the board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges, and restrictions of each series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock, or delaying or preventing a change in control of our company, all without further action by the stockholders. Upon the closing of this offering, no shares of preferred stock will be outstanding and we have no present plans to issue any shares of preferred stock.

Registration Rights

      Pursuant to an amended and restated investors rights agreement entered into between us and holders of 11,105,517 shares of common stock issuable upon conversion of our preferred stock, we are obligated, under limited circumstances and subject to specified conditions and limitations, to use our best efforts to register the registrable shares.

      We must use our best efforts to register the registrable shares

•	if we receive written notice from holders of 42.5% or more of the registrable shares requesting that we effect a registration with respect to not less than 750,000 of the registrable shares (or a lesser number of registrable shares if the anticipated aggregate offering price would exceed $5.0 million, prior to underwriting discounts and commissions);

•	if we decide to register our own securities (except in connection with this offering or certain offerings for employee benefit plans or acquisitions); or

•	if (1) we are eligible to use Form S-3 (a shortened form of registration statement) and (2) we receive written notice from any holder of registrable shares requesting that we effect a registration on Form S-3 with respect to the registrable shares, the reasonable anticipated price to the public of which is not less than $500,000 (net of underwriting discounts or commissions).

      However, in addition to certain other conditions and limitations, if requested to register registrable shares, we can delay registration for not more than 120 days. In any case where we decide to register our own securities pursuant to an underwritten offering, the managing underwriter may limit the registrable shares to be included in the registration.

      We will bear all registration expenses other than underwriting discounts and commissions, except in the case of registrations on Form S-3 subsequent to the first two registrations on Form S-3. These registration rights terminate upon the holder being able to transfer all of his or her registrable shares pursuant to Rule 144.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no market for our common stock. Sales of substantial amounts of our common stock in the public market could adversely affect the prevailing market price and impair our ability to raise equity capital in the future.

      Upon completion of this offering, we will have           outstanding shares of common stock, based on 17,491,236 shares of common stock outstanding as of December 31, 2000 on an as converted basis. Of these shares, the shares sold in this offering, plus any shares sold upon exercise of the underwriters’ overallotment option, will be freely tradable without restriction under the Securities Act, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. In general, affiliates include executive officers, directors, and 10% stockholders. Shares purchased by affiliates will remain subject to the resale limitations of Rule 144.

      The remaining shares outstanding prior to this offering are restricted securities within the meaning of Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144, 144(k), or 701 promulgated under the Securities Act, which are summarized below.

      Our directors, executive officers, and certain stockholders have entered into lock-up agreements in connection with this offering, generally providing that they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock owned by them for a period of 180 days after the date of this prospectus without the prior written consent of Bear, Stearns & Co. Inc. Despite possible earlier eligibility for sale under the provisions of Rules 144, 144(k), and 701, shares subject to lock-up agreements will not be salable until these agreements expire or are waived by Bear, Stearns & Co. Inc. These agreements are more fully described in “Underwriting.” Taking into account the lock-up agreements, and assuming Bear, Stearns & Co. Inc. does not release stockholders from these agreements, the following shares will be eligible for sale in the public market at the following times:

•	beginning on the effective date of this prospectus, the shares sold in this offering will be immediately available for sale in the public market and approximately shares will be eligible for sale pursuant to Rule 144(k), none of which are held by affiliates;

•	beginning 90 days after the effective date of this prospectus, approximately shares will be eligible for sale pursuant to Rule 701 that are not subject to lock-up agreements; and

•	beginning 180 days after the effective date of this prospectus, approximately shares will be eligible for sale subject to volume, manner of sale, and other limitations under Rule 144, of which are held by affiliates.

      In general, under Rule 144 as currently in effect, after the expiration of the lock-up agreements, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of the following:

•	one percent of the number of shares of common stock then outstanding, which will equal about shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the sale.

      Sales under Rule 144 are also subject to requirements with respect to manner of sale, notice, and the availability of current public information about us. Under Rule 144(k), a person who is not deemed to have been our affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, is entitled to sell his or her shares without complying with the manner of sale, public information, volume limitation, or notice provisions of Rule 144.

      Rule 701, as currently in effect, permits our employees, officers, directors, and consultants who purchased shares pursuant to a written compensatory plan or contract to resell these shares in reliance upon Rule 144, but without compliance with specific restrictions. Rule 701 provides that affiliates may sell their Rule 701 shares under Rule 144 without complying with the holding period requirement and that non-affiliates may sell their shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation, or notice provisions of Rule 144.

      In addition, we intend to file registration statements under the Securities Act as promptly as possible after the effective date of this offering to register shares issued upon the exercise of options and shares to be issued under our employee benefit plans. As a result, any options or rights exercised under the 1986 stock option plan and supplemental plan, 1996 stock option plan, and the 2000 stock option plan, or any other benefit plan after the effectiveness of the registration statements will also be freely tradable in the public market. However, such shares held by affiliates will still be subject to the volume limitation, manner of sale, notice, and public information requirements of Rule 144 unless otherwise resalable under Rule 701. As of December 31, 2000, there were outstanding options for the purchase of 4,095,868 shares of common stock, of which options to purchase 785,343 shares were exercisable.

      Also, beginning six months after the date of this offering, holders of 11,105,517 restricted shares will be entitled to registration rights on these shares for sale in the public market. See “Description of Capital Stock — Registration Rights.” Registration of these shares under the Securities Act would result in their becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company. The transfer agent’s address is 40 Wall Street, 46th Floor, New York, New York 10005 and its telephone number is (718) 921-8259.

UNDERWRITING

      Subject to the terms and conditions set forth in an underwriting agreement dated             , 2001, each of the underwriters named below, through their representatives Bear, Stearns & Co. Inc., Banc of America Securities LLC, SG Cowen Securities Corporation and ING Barings LLC, has severally agreed to purchase from us the aggregate number of shares of common stock set forth opposite its name below at the public offering price less the underwriting discount set forth on the cover page of this prospectus.

Number of
Underwriter	Shares

Bear, Stearns & Co. Inc.

Banc of America Securities LLC

SG Cowen Securities Corporation

ING Barings LLC

Total

      The underwriting agreement provides that the obligations of the several underwriters thereunder are subject to approval of certain legal matters by their counsel and to various other conditions. Under the underwriting agreement, the underwriters are obligated to purchase and pay for all of the above shares of common stock, other than those covered by the over-allotment option described below, if they purchase any of the shares.

      The underwriters propose to initially offer some of the shares directly to the public at the offering price set forth on the cover page of this prospectus and some of the shares to dealers at this price less a concession not in excess of $     per share. The underwriters may allow, and dealers may re-allow, concessions not in excess of $     per share on sales to other dealers. After the initial offering of the shares to the public, the underwriters may change the offering price, concessions and other selling terms. The underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

      The selling stockholders have granted the underwriters an option exercisable for 30 days from the date of the underwriting agreement to purchase up to                additional shares, at the offering price less the underwriting discount. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with this offering. To the extent underwriters exercise this option in whole or in part then each of the underwriters will become obligated, subject to conditions, to purchase a number of additional shares approximately proportionate to each underwriter’s initial purchase commitment as indicated in the preceding table.

      We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act.

      Our directors, executive officers, and certain stockholders, who collectively hold a total of           shares of common stock, have agreed, subject to limited exceptions, not to sell or offer to sell or otherwise dispose of any shares of common stock or securities convertible into or exercisable or exchangeable for our common stock, for a period of 180 days after the date of this prospectus, without the prior written consent of Bear, Stearns & Co. Inc., on behalf of the underwriters.

      In addition, we have agreed that for a period of 180 days after the date of this prospectus we will not offer, sell or otherwise dispose of any shares of common stock, except for the shares offered in this offering and any shares offered in connection with employee benefit plans, without the consent of Bear, Stearns & Co. Inc., on behalf of the underwriters.

      Prior to this offering, there has been no public market for our common stock. Consequently, the initial offering price for the common stock will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in these negotiations will be:

•	our results of operations in recent periods;

•	estimates of our business potential;

•	an assessment of our management;

•	prevailing market conditions; and

•	the prices of similar securities of generally comparable companies.

      We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “SYNA.” We cannot assure you, however, that an active or orderly trading market will develop for our common stock or that our common stock will trade in the public markets subsequent to the offering at or above the initial offering price.

      In order to facilitate the offering, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of the common stock during and after the offering. Specifically, the underwriters may over-allot or otherwise create a short position in the common stock for their own account by selling more shares of common stock than we have actually sold to them. The underwriters may elect to cover any short position by purchasing shares of common stock in the open market or by exercising the over-allotment option granted to the underwriters. In addition, the underwriters may stabilize or maintain the price of the common stock by bidding for or purchasing shares of common stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the offering are reclaimed if shares of common stock previously distributed in the offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market and these transactions may be discontinued at any time. The imposition of a penalty bid may also affect the price of the common stock to the extent that it discourages resales. No representation is made as to the magnitude or effect of these activities.

      A prospectus in electronic format may be made available on Web sites maintained by one or more of the underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these Web sites is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter in its capacity as underwriter, and should not be relied upon by investors.

      The underwriters have reserved for sale, at the initial public offering price, up to           shares of common stock for employees, directors, and other persons associated with us who express an interest in purchasing these shares of common stock in the offering. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase reserved shares. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same terms as the other shares offered in this offering.

      The underwriters may, from time to time, engage in transactions with, and perform services for, us in the ordinary course of their business.

      The following table shows the underwriting discount to be paid to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of common stock.

Total

		Without	With
		Over-Allotment	Over-Allotment
	Per Share	Option	Option

Assumed public offering price	$	$	$

Underwriting discounts and commissions payable by us

Underwriting discounts and commissions payable by the selling stockholders		—

Proceeds, before expenses, to us

Proceeds to selling stockholders		—

      Other expenses of this offering, including the registration fees and the fees of financial printers, legal counsel, and accountants, payable by us are expected to be approximately $          .

LEGAL MATTERS

      The validity of the common stock in this offering will be passed upon for us by Greenberg Traurig, LLP, Phoenix, Arizona. Certain legal matters in connection with this offering will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

EXPERTS

      The consolidated financial statements of Synaptics Incorporated as of June 30, 1999 and 2000, and for each of the three years in the period ended June 30, 2000, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The financial statements of Absolute Sensors Limited for the year ended December 31, 1998 included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen, chartered accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed a registration statement on Form S-1 with the Securities and Exchange Commission relating to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance we refer you to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. For further information with respect to Synaptics and the common stock offered by this prospectus, we refer you to the registration statement, exhibits, and schedules.

      Anyone may inspect a copy of the registration statement without charge at the public reference facilities maintained by the SEC in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; the Chicago Regional Office, Suite 1400, 500 West Madison Street, Chicago, Illinois 60611; and the New York Regional Office, Suite 1300, 7 World Trade Center, New York, New York 10048. Copies of all or any part of the registration statement may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed fees. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

INDEX TO FINANCIAL STATEMENTS

SYNAPTICS INCORPORATED CONSOLIDATED FINANCIAL STATEMENTS

Report of Ernst & Young LLP, Independent Auditors	F-2

Consolidated Balance Sheets	F-3

Consolidated Statements of Operations	F-4

Consolidated Statements of Stockholders’ Equity	F-5

Consolidated Statements of Cash Flows	F-6

Notes to Consolidated Financial Statements	F-8

SYNAPTICS (UK) LIMITED (FORMERLY ABSOLUTE SENSORS LIMITED) FINANCIAL STATEMENTS
ANNUAL FINANCIAL STATEMENTS

Report of Independent Auditors	F-26

Profit and Loss Account	F-28

Balance Sheet	F-29

Cash Flow Statement	F-30

Notes to the Accounts	F-31
INTERIM FINANCIAL STATEMENTS

Profit and Loss Account	F-39

Notes to the Accounts	F-40

PRO FORMA COMBINED FINANCIAL STATEMENTS

Basis of Presentation	F-41

Unaudited Pro Forma Combined Statement of Operations for the Year Ended June 30, 1999	F-42

Unaudited Pro Forma Combined Statement of Operations for the Year Ended June 30, 2000	F-43

Notes to Unaudited Pro Forma Combined Financial Statements	F-44

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders

Synaptics Incorporated

      We have audited the accompanying consolidated balance sheets of Synaptics Incorporated as of June 30, 1999 and 2000, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the three years in the period ended June 30, 2000. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Synaptics Incorporated at June 30, 1999 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2000 in conformity with accounting principles generally accepted in the United States.

/S/ ERNST & YOUNG LLP

San Jose, California

July 27, 2000

SYNAPTICS INCORPORATED

CONSOLIDATED BALANCE SHEETS

(in thousands, except for share and per share data)

				Pro Forma
				Stockholders’
	June 30,			Equity at
			December 31,	December 31,
	1999	2000	2000	2000

			(unaudited)	(unaudited)

Assets

Current assets:

Cash and cash equivalents	$11,711	$6,507	$4,941

Accounts receivable, net of allowances of $99, $120, and $126 at June 30, 1999 and 2000 and December 31, 2000, respectively	3,328	7,121	10,493

Inventories	2,043	3,592	3,807

Prepaid expenses and other current assets	237	351	431

Total current assets	17,319	17,571	19,672

Property and equipment, net	669	1,266	1,286

Goodwill and other acquired intangible assets, net	—	1,676	1,300

Investment — ownership interest in an affiliated company	1,500	1,500	1,500

Other assets	63	166	195

Total assets	$19,551	$22,179	$23,953

Liabilities and stockholders’ equity

Current liabilities:

Accounts payable	$1,871	$4,498	$5,249

Accrued compensation	1,156	1,160	1,038

Accrued warranty	600	479	479

Other accrued liabilities	287	395	476

Capital leases and equipment financing obligations	348	323	108

Total current liabilities	4,262	6,855	7,350

Capital leases and equipment financing obligations, net of current portion	350	200	715

Note payable to related party	1,500	1,500	1,500

Other liabilities	5	309	477
Commitments and contingencies

Stockholders’ equity:

Convertible preferred stock, no par value (aggregate liquidation preference — $18,778):
Authorized shares — 12,000,000

Issued and outstanding shares — 8,170,207 ($.001 par value; 10,000,000 shares authorized; no shares issued and outstanding, pro forma)	18,650	18,650	18,650	$—

Common stock, no par value:
Authorized shares — 25,000,000

Issued and outstanding shares — 4,782,608 and 5,948,288 at June 30, 1999 and 2000, and 6,385,719 at December 31, 2000 ($.001 par value; 60,000,000 shares authorized; 17,491,236 shares issued and outstanding, pro forma)	938	3,004	5,861	17

Additional paid-in capital	—	—	—	24,574

Deferred stock compensation	—	(138)	(1,911)	(1,911)

Notes receivable from stockholders	(493)	(633)	(906)	(906)

Accumulated deficit	(5,661)	(7,568)	(7,783)	(7,783)

Total stockholders’ equity	13,434	13,315	13,911	$13,991

Total liabilities and stockholders’ equity	$19,551	$22,179	$23,953

See accompanying notes.

SYNAPTICS INCORPORATED

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except for share and per share data)

				Six Months Ended
	Years Ended June 30,			December 31,

	1998	1999	2000	1999	2000

				(unaudited)

Net revenue	$23,167	$29,842	$43,447	$21,741	$32,429

Cost of revenue	17,734	17,824	25,652	12,653	22,138

Gross margin	5,433	12,018	17,795	9,088	10,291
Operating expenses

Research and development	3,874	4,851	8,386	3,195	5,641

Selling, general, and administrative	4,142	5,534	7,482	3,820	4,236

Acquired in-process research and development	—	—	855	855	—

Amortization of goodwill and other acquired intangible assets	—	—	530	138	479

Amortization of deferred stock compensation	—	—	82	—	312

Total operating expenses	8,016	10,385	17,335	8,008	10,668

Operating income (loss)	(2,583)	1,633	460	1,080	(377)

Interest income	545	483	524	275	214

Interest expense	(66)	(54)	(59)	(31)	(22)

Write-down of note receivable from an affiliated company	—	—	(2,712)	—	—

Income (loss) before income taxes	(2,104)	2,062	(1,787)	1,324	(185)

Provision for income taxes	—	40	120	140	30

Net income (loss)	$(2,104)	$2,022	$(1,907)	$1,184	$(215)

Net income (loss) per share:

Basic	$(0.53)	$0.49	$(0.37)	$0.29	$(0.04)

Diluted	$(0.53)	$0.12	$(0.37)	$0.07	$(0.04)

Shares used in computing net income (loss) per share:

Basic	3,978,703	4,147,159	5,158,354	4,039,097	5,837,674

Diluted	3,978,703	16,251,004	5,158,354	16,512,848	5,837,674

Pro forma net income (loss) per share — basic and diluted (unaudited)			$(0.12)		$(0.01)

Shares used in computing pro forma net income (loss) per share — basic and diluted (unaudited)			16,231,871		16,911,192

See accompanying notes.

SYNAPTICS INCORPORATED

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands, except for share data)

	Convertible					Notes
	Preferred Stock		Common Stock		Deferred	Receivable
					Stock	From	Accumulated
	Shares	Amount	Shares	Amount	Compensation	Stockholders	Deficit

Balance at June 30, 1997	8,170,207	$18,650	3,857,134	$242	$—	$—	$(5,579)

Issuance of common stock to employees under option exercises	—	—	161,733	102	—	—	—

Net loss and comprehensive loss	—	—	—	—	—	—	(2,104)

Balance at June 30, 1998	8,170,207	18,650	4,018,867	344	—	—	(7,683)

Issuance of common stock to employees under option exercises	—	—	763,741	594	—	(493)	—

Net income and comprehensive income	—	—	—	—	—	—	2,022

Balance at June 30, 1999	8,170,207	18,650	4,782,608	938	—	(493)	(5,661)

Issuance of common stock to employees under option exercises		—	542,100	512	—	(300)	—

Issuance of common stock for acquisition of Absolute Sensors Limited	—	—	652,025	1,302	—	—	—

Issuance of common stock for acquisition of sales representative workforce	—	—	37,500	75	—	—	—

Issuance of common stock to consultants for services rendered	—	—	31,835	55	—	—	—

Repayment of notes receivable from stockholders	—	—	—	—	—	62	—

Repurchase of common stock from employee upon retirement of notes receivable	—	—	(97,780)	(98)	—	98	—

Deferred stock compensation	—	—	—	220	(220)	—	—

Amortization of deferred stock compensation	—	—	—	—	82	—	—

Net loss and comprehensive loss	—	—	—	—	—	—	(1,907)

Balance at June 30, 2000	8,170,207	18,650	5,948,288	3,004	(138)	(633)	(7,568)

Issuance of common stock to employees under option exercises (unaudited)	—	—	437,431	570	—	(273)	—

Deferred stock compensation (unaudited)	—	—	—	2,085	(2,085)	—	—

Amortization of deferred stock compensation (unaudited)	—	—	—	—	312	—	—

Stock compensation in connection with modification of terms of stock options (unaudited)	—	—	—	202	—	—	—

Net loss and comprehensive loss (unaudited)	—	—	—	—		—	(215)

Balance at December 31, 2000 (unaudited)	8,170,207	$18,650	6,385,719	$5,861	$(1,911)	$(906)	$(7,783)

[Additional columns below]

[Continued from above table, first column(s) repeated]

Total
Stockholders’
Equity

Balance at June 30, 1997	$13,313

Issuance of common stock to employees under option exercises	102

Net loss and comprehensive loss	(2,104)

Balance at June 30, 1998	11,311

Issuance of common stock to employees under option exercises	101

Net income and comprehensive income	2,022

Balance at June 30, 1999	13,434

Issuance of common stock to employees under option exercises	212

Issuance of common stock for acquisition of Absolute Sensors Limited	1,302

Issuance of common stock for acquisition of sales representative workforce	75

Issuance of common stock to consultants for services rendered	55

Repayment of notes receivable from stockholders	62

Repurchase of common stock from employee upon retirement of notes receivable	—

Deferred stock compensation	—

Amortization of deferred stock compensation	82

Net loss and comprehensive loss	(1,907)

Balance at June 30, 2000	13,315

Issuance of common stock to employees under option exercises (unaudited)	297

Deferred stock compensation (unaudited)	—

Amortization of deferred stock compensation (unaudited)	312

Stock compensation in connection with modification of terms of stock options (unaudited)	202

Net loss and comprehensive loss (unaudited)	(215)

Balance at December 31, 2000 (unaudited)	$13,911

See accompanying notes.

SYNAPTICS INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

				Six Months Ended
	Years Ended June 30,			December 31,

	1998	1999	2000	1999	2000

				(unaudited)

Operating activities

Net income (loss)	$(2,104)	$2,022	$(1,907)	$1,184	$(215)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:

Acquired in-process research and development	—	—	855	855	—

Write-down of note receivable from an affiliated company	—	—	2,712	—	—

Depreciation and amortization of property and equipment	546	535	642	340	339

Amortization of goodwill and other acquired intangible assets	—	—	530	138	479

Amortization of deferred stock compensation	—	—	82	—	312

Stock compensation in connection with modification of terms of stock options	—	—	—	—	202

Fair value of common stock issued to consultants for services rendered	—	—	55	55	—

Fair value of common stock issued for acquisition of sales representative workforce	—	—	75	75	—

Changes in operating assets and liabilities:

Accounts receivable	657	(1,907)	(3,693)	(2,075)	(3,372)

Inventories	(575)	297	(1,549)	634	(215)

Prepaid expenses and other current assets	209	81	(114)	10	(80)

Other assets	(37)	18	(130)	(231)	(134)

Accounts payable	657	(802)	2,508	126	751

Accrued compensation	196	522	4	(83)	(122)

Accrued warranty	(55)	(34)	(121)	(27)	—

Other accrued liabilities	239	(431)	(84)	705	169

Other liabilities	—	—	94	—	80

Net cash provided by (used in) operating activities	(267)	301	(41)	1,706	(1,806)

Investing activities

Purchase of property and equipment	(297)	(315)	(1,100)	(333)	(357)

Cash paid in connection with the acquisition of Absolute Sensors Limited	—	—	(1,450)	(1,450)	—

Investment in an affiliated company	(1,500)	—	—	—	—

Advances to an affiliated company	—	—	(2,712)	(1,937)	—

Net cash used in investing activities	(1,797)	(315)	(5,262)	(3,720)	(357)
See accompanying notes.

SYNAPTICS INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(in thousands)

				Six Months Ended
	Years Ended June 30,			December 31,

	1998	1999	2000	1999	2000

				(unaudited)

Financing activities

Payments on capital leases and equipment financing obligations	$(229)	$(285)	$(397)	$(196)	$(199)

Proceeds from equipment financing	—	396	222	222	499

Proceeds from issuance of common stock upon exercise of options, net of notes receivable	102	101	212	148	297

Proceeds from note payable (related party)	1,500	—	—	—	—

Repayment of notes receivable from stockholders	—	—	62	62	—

Net cash provided by financing activities	1,373	212	99	236	597

Increase (decrease) in cash and cash equivalents	(691)	198	(5,204)	(1,778)	(1,566)

Cash and cash equivalents at beginning of period	12,204	11,513	11,711	11,711	6,507

Cash and cash equivalents at end of period	$11,513	$11,711	$6,507	$9,933	$4,941

Supplemental disclosures of cash flow information

Retirement of equipment and related accumulated depreciation for property and equipment no longer in service	$—	$1,143	$—	$—	$1,654

Cash paid for interest	65	54	59	31	22

Cash paid for taxes	—	—	160	50	—

Issuance of common stock to employees for notes receivable	—	493	300	—	273

Cancellation of note receivable from stockholders	—	—	98	98	—

Deferred compensation	—	—	220	—	2,085

Acquisition of Absolute Sensors Limited:

Issuance of common stock	—	—	1,302	1,302	—

Equipment and furniture acquired	—	—	138	138	—

Accounts receivable acquired	—	—	100	100	—

Liabilities assumed	—	—	520	520	—
See accompanying notes.

SYNAPTICS INCORPORATED

CONSOLIDATED STATEMENTS OF CASH FLOWS — (Continued)

(in thousands)

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Information as of December 31, 2000 and for the six months ended
December 31, 1999 and 2000 is unaudited

1.  Organization and Summary of Significant Accounting Policies

Organization and Basis of Presentation

      Synaptics Incorporated (Synaptics or the Company) was founded in March 1986. The Company develops intuitive user interface solutions for intelligent electronic devices and products. The Company started shipping its current core product, the TouchPad, in 1995. The TouchPad is incorporated into a number of notebook computer product lines by original equipment manufacturers (OEMs) and contract manufacturers and sold throughout the world.

      The consolidated financial statements include the financial statements of the Company and its wholly owned foreign subsidiaries in the United Kingdom and Taiwan. All significant intercompany balances and transactions have been eliminated upon consolidation.

      The Company’s fiscal year ends on the last Saturday in June. For ease of presentation, the accompanying financial statements have been shown as ending on June 30 and calendar quarter ends for all annual, interim, and quarterly financial statement captions.

Unaudited Interim Financial Statements

      The financial information at December 31, 2000 and for the six months ended December 31, 1999 and 2000 is unaudited but includes all adjustments (consisting of only normal recurring adjustments) that the Company considers necessary for a fair presentation of its financial position at such date and the operating results and cash flows for those interim periods. Results for the six months ended December 31, 2000 are not necessarily indicative of results that may be expected for the year ending June 30, 2001.

Use of Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

      The Company considers highly liquid investments that mature within ninety days of the original purchase date to be cash equivalents. Cash and cash equivalents as of the balance sheet dates consisted primarily of money market accounts with financial institutions of good credit standing and governmental cash funds. Fair values of cash and cash equivalents approximated cost due to the short period of time to maturity. The Company has no material unrealized gains or losses on cash equivalents at any of the balance sheet dates presented.

Concentration of Credit Risk

      The Company sells its products primarily to contract manufacturers that provide manufacturing services to notebook computer OEMs. Credit is extended based on an evaluation of a customer’s financial condition, and the Company generally does not require collateral. To date, credit losses have been within management’s expectations, and the Company believes that an adequate allowance for doubtful accounts has been provided.

      Sales to four contract manufacturers for OEMs accounted for 24%, 15%, 12%, and 12% of net revenue in fiscal 1999; 24%, 13%, 13%, and 12% of net revenue in fiscal 2000; and 28%, 8%, 8%, and 8% of net revenue in the six months ended December 31, 2000. Additionally, receivables from two of these

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of December 31, 2000 and for the six months ended
December 31, 1999 and 2000 is unaudited

contract manufacturers for OEMs comprised 54% and 7% of the Company’s accounts receivable at December 31, 2000. These contract manufacturers are located in Taiwan. The Company derived 77%, 81%, and 88% of its revenue from sales to Taiwan-based contract manufacturers for OEMs in fiscal 1998, 1999, and 2000, respectively. Export sales, primarily to the Asian and European markets, constituted approximately 94%, 97%, and 95% of the Company’s revenue in fiscal 1998, 1999, and 2000, respectively.

Other Concentrations

      The Company’s products include certain components that are currently single sourced. The Company believes other vendors would be able to provide similar components; however, the qualification of such vendors may require start-up time. In order to mitigate any adverse impacts from a disruption of supply, the Company attempts to maintain an approximate three-month supply of critical single-sourced components.

Revenue Recognition

      Revenue from product sales is recognized upon shipment and transfer of title. The Company accrues for estimated sales returns, warranty costs, and other allowances at the time of shipment based on historical experience.

Inventories

      Inventories are stated at the lower of cost (first-in, first-out method) or market and consisted of the following: (in thousands)

	June 30,
			December 31,
	1999	2000	2000

Raw materials and work-in-process	$1,889	$2,970	$3,244

Finished goods	154	622	$563

	$2,043	$3,592	$3,807

Equipment and Furniture

      Equipment and furniture are stated at cost. Depreciation is computed using the straight-line method over the shorter of the estimated useful lives of the assets of three years or the lease term. During the year ended June 30, 1999 and six months ended December 31, 2000, the Company retired fully depreciated equipment and furniture at original cost of $1,143,000 and $1,654,000, respectively. No such equipment and furniture was retired during the year ended June 30, 2000.

Foreign Currency Translation

      The functional and reporting currency of the Company and its subsidiaries is the U.S. dollar in accordance with Statement of Financial Accounting Standards No. 52, “Foreign Currency Translation.” Assets and liabilities of the Company and its subsidiaries not denominated in the functional currency are translated into U.S. dollar equivalents at the rate of exchange in effect on the balance sheet date. Revenue and expenses are translated at the weighted average exchange rate for the year. Remeasurement of monetary assets and liabilities that are not denominated in the functional currency are included currently in operating results. Translation gains (losses) included in operating results for the year ended June 30, 2000, and for the six months ended December 31, 1999, and 2000 totaled ($94,000), ($76,000), and

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of December 31, 2000 and for the six months ended
December 31, 1999 and 2000 is unaudited

$28,000, respectively. To date, the Company has not undertaken hedging transactions related to foreign currency exposure.

Goodwill and Other Acquired Intangible Assets

      Goodwill represents the excess purchase price of net tangible and intangible assets acquired in business combinations over their estimated fair value. Other acquired intangible assets primarily represent developed and core technology and assembled workforce. Goodwill and other acquired intangible assets are being amortized on a straight-line basis over their estimated useful lives, which range from two to three years. The Company reviews goodwill and other acquired intangible assets to assess recoverability from future operations using undiscounted cash flows. In management’s opinion, no material impairment existed at June 30, 2000 or December 31, 2000. Accumulated amortization of goodwill and other acquired intangible assets was approximately $530,000 at June 30, 2000 and $1,009,000 at December 31, 2000.

Impairment of Long-Lived Assets

      The Company evaluates long-lived assets, including goodwill and acquired intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable based on expected undiscounted cash flows attributable to that asset. The amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset.

Investment in Affiliated Company

      Investments consist of an ownership interest of less than a 20% equity interest, in the form of convertible preferred stock, in a privately held company. The Company does not have the ability to exercise significant influence over the investee company, and accordingly, the investment has been accounted for under the cost method.

      The Company evaluates the carrying value of its ownership interests in and advances to the investee company for possible impairment based on the investee company’s achievement of business plan objectives, financial condition, and other relevant factors, including the nature of the risk inherent in the Company’s ownership interest. During the year ended June 30, 2000, the Company recorded a charge of $2,712,000 relating to the other-than-temporary impairment in the carrying value of the Company’s advances to the investee company. (See Note 2.)

Segment Information

      Synaptics has adopted the Financial Accounting Standards Board’s (“FASB”) Statement of Financial Accounting Standards (“FAS”) No. 131, “Disclosure About Segments of an Enterprise and Related Information” (“SFAS 131”). Synaptics operates in one segment, the development, marketing, and sale of intuitive user interface solutions for intelligent electronic devices and products.

Stock-Based Compensation

      As permitted by FAS 123, “Accounting for Stock-Based Compensation,” the Company applies Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for its stock option plans and, accordingly, recognizes no compensation expense for stock option grants with an exercise price equal to the fair market value of the shares at the date of grant. The Company provides additional pro forma disclosures as required under FAS 123. Options

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of December 31, 2000 and for the six months ended
December 31, 1999 and 2000 is unaudited

granted to consultants and other nonemployees are accounted for at fair value determined by using the Black-Scholes method in accordance with the Emerging Issues Task Force (“EITF”) Consensus No. 96-18, “Accounting for Equity Investments That Are Issued to Other Than Employees for Acquiring, or In Conjunction with Selling Goods, or Services.” These options are subject to periodic revaluation over their vesting term, if any. The assumptions used to value stock-based awards to consultants and non-employees are similar to those used for employees, except that a volatility of 0.8 was used. (See Note 8 for pro forma disclosure of stock-based compensation pursuant to FAS 123).

Warranty

      The Company also, upon product shipment, provides for estimated warranty costs to repair or replace products for a period of twelve months from the date of sale. To date, warranty costs have been within management’s expectations and have not been material.

Comprehensive Income (Loss)

      Comprehensive income includes all changes in stockholders’ equity during a period, except those resulting from investments by owners and distributions to owners. Other comprehensive income (loss) comprises unrealized gains and losses, on available-for-sale securities, which have been immaterial to date. As a result, comprehensive income (loss) approximates net income (loss).

Income Taxes

      The Company accounts for income taxes in accordance with the liability method. Under this method, deferred tax assets and liabilities are measured based on differences between the financial reporting and tax basis of assets and liabilities using enacted tax rates and laws that will be in effect when differences are expected to reverse.

Research and Development

      Cost to develop Synaptics’ products are expensed as incurred in accordance with FAS 2 “Accounting for Research and Development Costs,” which establishes accounting and reporting standards for research and development costs.

      The Company accounts for software development costs in accordance with the FAS 86 “Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed,” which requires capitalization of certain software development costs once technological feasibility for the software component is established, and research and development activities for the hardware component are completed. Based on Synaptics’ development process, the time period between the establishment of technological feasibility and completion of the hardware component and the release of the product is short and capitalization of internal development costs has not been material to date.

Fair Values of Financial Instruments

      The fair values of the Company’s cash equivalents, accounts receivable, prepaid expenses and other current assets, and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments.

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of December 31, 2000 and for the six months ended
December 31, 1999 and 2000 is unaudited

Net Income (Loss) Per Share

      Basic and diluted net income (loss) per share amounts are presented in conformity with the FAS 128, “Earnings Per Share,” for all periods presented. In accordance with FAS 128, basic and diluted net income (loss) per share amounts and basic net income per share amounts have been computed using the weighted-average number of shares of common stock outstanding during each period, less shares subject to repurchase. Diluted net income per share amounts also include the effect of potentially dilutive securities, including stock options, warrants and convertible preferred stock, when dilutive. Pro forma basic and diluted net loss per share amounts, as presented in the statements of operations, have been computed as described above and also give effect, under Securities and Exchange Commission guidance, to the conversion of the convertible preferred stock (using the if-converted method) from the original date of issuance.

Recent Accounting Pronouncements

      In June 1998, the FASB issued FAS 133, “Accounting for Derivative Instruments and Hedging Activities.” FAS 133, as amended, requires all derivatives to be recorded on the balance sheet at fair value and establishes special accounting rules for different types of hedges. FAS 133 became effective July 1, 2000 and has not had a material impact on the Company’s consolidated results of operations or financial condition.

      In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101 (“SAB 101”). SAB 101 summarizes certain areas of the Staff’s views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company has concluded that its current revenue recognition policies comply with SAB 101.

      In March 2000, the FASB issued Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation — an Interpretation of APB Opinion No. 25” (FIN 44). FIN 44 contains rules designed to clarify the application of APB 25. FIN 44 became effective on July 1, 2000 and its adoption did not have a material impact on the Company’s consolidated financial position or results of operations.

2.  Ownership Interest in Affiliated Company and Note Payable to Related Party

      During the year ended June 30, 1998, the Company entered into agreements with National Semiconductor Corporation (National), a related party, with respect to the formation of a development stage company, Foveonics, Inc. (now known as Foveon, Inc.), which was formed to develop and produce digital imaging products. The Company contributed technology for which it had no accounting basis for a minority interest in Foveon, Inc. (Foveon) in the form of convertible preferred stock. Under the agreements, the Company had the right to acquire additional shares at a specified price in exchange for a limited-recourse loan from National. National loaned Synaptics $1,500,000 under the limited-recourse note, which Synaptics contributed to Foveon in exchange for additional preferred shares. If the note is not repaid, National’s sole remedy under the loan is to require Synaptics to return to National a portion of Foveon shares purchased with the proceeds of the loan and held by the Company.

      During the year ended June 30, 2000, the Company advanced to Foveon a total of $2,712,000 in return for convertible promissory notes. The notes are convertible into shares of Foveon preferred stock in accordance with the defined terms, mature in ten years, and bear interest at rates ranging from 6.5% to 6.85%, payable at maturity. In connection with the issuance of the convertible promissory notes, the Company received warrants to purchase 106,718 shares of Foveon Series B preferred stock and warrants to

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of December 31, 2000 and for the six months ended
December 31, 1999 and 2000 is unaudited

purchase 22,918 shares of Foveon Series C preferred stock at exercise prices of $5.88 and $6.76 per share, respectively, with expiration dates ranging from November 2004 to March 2005. As of December 31, 2000, none of these warrants had been exercised by the Company.

      During the year ended June 30, 2000, the Company wrote down the note receivable advances in the amount of $2,712,000 due to the other-than-temporary decline in the fair value of promissory notes. The write-down recorded by the Company was determined by the decrease in the realizable value of the promissory notes resulting from Foveon’s net losses and its capital deficiency, which had been funded entirely by the Company and National.

      Because of the limited-recourse nature of the Company’s loan with National related to the $1.5 million preferred stock investment in Foveon, the Company has concluded this interest is not an “at risk” investment and no impairment write-down of this investment is necessary at June 30, 2000 or at December 31, 2000.

3.  Acquisitions

Acquisition of Sales Representative Workforce

      In May 1999, the Company’s Board of Directors approved the establishment of a subsidiary in Taiwan. On June 1, 1999, the Company entered into an employee transfer agreement with an outside sales agent (the agent) to transfer certain of the agent’s employees to the Company’s subsidiary. In consideration for the transfer of the assembled workforce, the Company entered into a restricted stock purchase agreement (the Agreement) with the agent.

      The Agreement required the Company to issue 37,500 fully paid shares of common stock to the agent on the closing date of the agreement and also required the Company to place an additional 37,500 shares in escrow. The escrow shares are to be released to the agent on the third anniversary of the Agreement, provided that the agent fulfills certain covenants included in the Agreement. The Company recorded marketing expense of $75,000, representing the fair value of $2.00 per share for the 37,500 shares issued to the agent as a consideration for the acquisition of assembled sales representative workforce. The Company also recorded the fair value of escrow shares as deferred cost, which is being marked to the fair value of the underlying common stock and amortized as additional marketing expense over the three-year period. As of June 30, 2000 and December 31, 2000, the related deferred cost, net of accumulated amortization, totaled $65,000 and $131,000, respectively.

      The Company was also obligated to pay royalties on net sales in Taiwan to the agent between July 1, 1999 and December 31, 1999 and certain administrative services expenses for a period of three months after the closing of the Agreement. Royalties paid to the agent for the period from July 1, 1999 through December 31, 1999 totaled $202,000 and were expensed in the period in which such cost was incurred. Administrative expenses paid to the agent for the required three-month period were not material.

Acquisition of Absolute Sensors Limited

      On October 26, 1999, the Company completed the acquisition of Absolute Sensors Limited (ASL), now known as Synaptics (U.K.) Limited. ASL, a United Kingdom-based company, is a developer of inductive sensing technology. The Company acquired all of the outstanding shares and certain assets of ASL in exchange for approximately $1,450,000 in cash and 652,025 shares of the Company’s common stock. The total purchase price of ASL, including acquisition-related costs of approximately $232,000, was $3,103,000. The total purchase price was allocated by the Company based on available information,

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of December 31, 2000 and for the six months ended
December 31, 1999 and 2000 is unaudited

including an independent appraisal of the fair value of assets acquired and liabilities assumed as follows (in thousands):

Acquired core technology	$201

Acquired in-process research and development	855

Acquired workforce	160

Purchased patents	154

Goodwill	1,663

Net book value of acquired assets and liabilities, which approximates fair value	70

Total purchase price	$3,103

      The purchase price allocation resulted in a $855,000 charge related to the value of acquired in-process research and development. The value of acquired in-process research and development represents the appraised value of technology in the development stage that had not yet reached economic and technological feasibility. In reaching this determination, the Company used a present value income approach and considered, among other factors, the stage of development of each product, the time and resources needed to complete each product, and expected income and associated risks. The stage of completion was determined by estimating the costs and time incurred and the milestones completed to date relative to the time and costs incurred to develop the in-process technology into a commercially viable technology or product. The estimated net present value of cash flows was based on incremental future cash flows from revenue expected to be generated by the technology or product being developed. The core technology, goodwill, and other intangibles are being amortized on a straight-line basis over periods from two to three years, the estimated useful lives of these acquired assets.

      Under the agreement, the Company is obligated to issue an aggregate of up to an additional 200,000 shares of its common stock to ASL shareholders as additional purchase consideration if the sale of the Company’s products incorporating ASL technology reach a certain defined volume within a period of twenty-four months after the acquisition. As of December 31, 2000, no additional shares have been issued because ASL’s technology has not been fully developed and the Company has not sold any products that incorporate ASL’s technology.

      This acquisition was accounted for as a purchase, and accordingly, the results of operations of ASL subsequent to October 26, 1999 are included in the Company’s consolidated statements of operations. Unaudited pro forma net loss of $147,000 ($0.03 per share) and $2,040,000 ($0.38 per share) for the years ended June 30, 1999 and 2000, respectively, represent the combined net loss as if the acquisition had occurred at the beginning of each year presented and includes the amortization of goodwill and other acquired intangible assets but excludes the charge for acquired in-process research and development as it is nonrecurring. ASL did not generate any revenue from external customers during these periods presented, and accordingly, pro forma revenue has not been disclosed separately.

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of December 31, 2000 and for the six months ended
December 31, 1999 and 2000 is unaudited

4.  Property and Equipment

      Property and equipment consisted of the following (in thousands):

	June 30,
			December 31,
	1999	2000	2000

Equipment	$2,328	$3,267	$1,987

Furniture	102	402	386

	2,430	3,669	2,373

Accumulated depreciation	(1,761)	(2,403)	(1,087)

Property and equipment, net	$669	$1,266	$1,286

5.  Other Acquired Intangible Assets

      Other acquired intangible assets consisted of the following (in thousands):

	June 30,	December 31,
	2000	2000

Acquired core technology	$201	$201

Acquired workforce	160	160

Purchased patents	154	154

Goodwill	1,663	1,663

	2,178	2,178

Accumulated amortization	(502)	(878)

Other acquired intangible assets, net	$1,676	$1,300

6.  Leases and Equipment Financing Obligations

Operating Leases

      The Company leases its domestic facility under an operating lease that expires on May 31, 2005. Total rent expense, recognized on a straight-line basis, was approximately $389,000, $583,000, $237,000, and $373,000 for the years ended June 30, 1999 and 2000, and the six months ended December 31, 1999 and 2000, respectively.

Equipment Financing Obligations

      The Company purchased $396,000 and $222,000 of equipment under an equipment financing line during 1999 and 2000, respectively. At June 30, 1999 and 2000, the outstanding balances under this line approximated $346,000 and $392,000, respectively. For December 31, 2000, the outstanding balance approximated $290,000. This obligation bears interest at rates ranging between 7.79% and 8.89% per year and is payable monthly through September 2003 and is subject to certain financial covenants. Assets acquired under this arrangement secure the related obligations.

      The Company entered into a $750,000 equipment financing line agreement during the six months ended December 31, 2000. At December 31, 2000, the outstanding balance under this line approximated $487,000. This obligation bears interest at 8.25% per year and is payable monthly through November 2003 and is subject to certain financial covenants. Assets acquired under this arrangement secure the related obligations.

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of December 31, 2000 and for the six months ended
December 31, 1999 and 2000 is unaudited

Capital Leases

      The Company also leases certain equipment under noncancelable lease agreements that are accounted for as capital leases. Equipment under capital lease and equipment financing arrangements aggregated approximately $1,395,000, $1,617,000 and $711,000 at June 30, 1999 and 2000 and December 31, 2000, respectively. Amortization expense related to assets under capital leases is included in depreciation expense. At June 30, 1999 and 2000, the outstanding balance under these capital leases approximated $352,000 and $131,000, respectively. For December 31, 2000, the outstanding balance approximated $46,000.

      The aggregate future minimum rental commitments as of June 30, 2000 for noncancelable operating leases and capital and equipment financing obligations with initial or remaining terms in excess of one year are as follows (in thousands):

		Capital Leases
		and Equipment
	Operating	Financing
	Leases	Obligations

2001	$763	$356

2002	676	185

2003	688	21

2004	709	—

2005	667	—

Total minimum lease payments	$3,503	562

Less amounts representing interest		39

Present value of net minimum lease payments		523

Less portion due within one year		323

		$200

7.  Commitments

      As of June 30, 2000 and December 31, 2000, the Company had outstanding noncancelable purchase orders with its vendors and subcontractors of approximately $5,400,000 and $9,200,000, respectively, for the purchase of inventories.

8.  Stockholders’ Equity

Convertible Preferred Stock

      The Company has six classes of convertible preferred stock outstanding that are designated as Series A, B, C, D, E, and F. The Series A, B, C, D, E, and F convertible preferred stock are entitled to annual noncumulative cash dividends, when and if declared by the Board of Directors, of $0.10, $0.14, $0.088, $0.14, $0.25, and $0.45 per share, respectively, prior to the payment of any dividends on common stock. There were no dividends declared or payable at December 31, 2000.

      Each share of Series A, B, C, D, E, and F convertible preferred stock may be converted into common stock at the option of the holder. Series A, B, C, D, E, and F convertible preferred stock are convertible into 3.34, 3.00, 1.00, 1.00, 1.00, and 1.00 shares of common stock, respectively. Each share of Series A, B, C, D, E, and F convertible preferred stock will be automatically converted into shares of common stock

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of December 31, 2000 and for the six months ended
December 31, 1999 and 2000 is unaudited

upon the closing of a public offering of the Company’s common stock at a price per share of at least $4.50 and an aggregate offering price of at least $7,500,000. As of June 30, 2000, 11,105,517 shares of common stock are reserved for issuance upon the conversion of the Series A, B, C, D, E, and F convertible preferred stock and warrants.

      Each preferred share has voting rights equal to the number of common shares into which it is convertible. Upon liquidation, the holders of the Series A, B, C, D, E, and F convertible preferred stock are entitled to receive $1.28, $1.75, $1.10, $1.75, $2.50, and $4.50 per share, respectively, plus any declared but unpaid dividends, before any distribution may be made to the holders of common shares. The aggregate liquidation preference at June 30, 2000 and December 31, 2000 was $18,778,000.

      Information with respect to convertible preferred stock at June 30, 2000 is as follows:

		Issued and
	Designated	Outstanding
	Shares	Shares	Amount

			(in thousands)

Series A	496,095	496,095	$616

Series B	871,428	871,428	1,504

Series C	545,455	545,455	584

Series D	2,314,284	2,314,284	4,022

Series E	2,887,703	2,887,703	7,179

Series F	1,055,556	1,055,242	4,745

	8,170,521	8,170,207	$18,650

  Stock-Based Compensation

      During 1986, 1996, and 2000, the Company adopted stock option plans (the Plans) under which employees and directors may be granted incentive stock options or nonqualified stock options to purchase up to a total of 7,050,000 shares of the Company’s common stock at not less than 100% or 85% of the fair value, respectively, on the date of grant as determined by the Board of Directors.

      Options issued under the Plans generally vest 25% at the end of twelve months from the vesting commencement date and 2% each month thereafter or 100% at the end of forty-eight months from the vesting commencement date. Options not exercised ten years after the date of grant are canceled.

      The 1986 Stock Option Plan expired by its terms with respect to any future option grants effective November 1996. At December 31, 2000, all shares available for issuance are pursuant to the 1996 Stock Option Plan and 2000 Nonstatutory Stock Option Plan.

      In May 1998, the Board of Directors authorized the Company to reprice options granted to all employees (except certain executive officers with grants that contained accelerated vesting provisions) having an exercise price greater than $1.00 for options with an exercise price of $1.00 (the fair value of the Company’s stock on June 30, 1998 when the exchange was effected). The repricing was effective June 30, 1998 through July 10, 1998. Under the terms of this stock option repricing, no portion of any repriced option was exercisable until December 31, 1998, but normal vesting schedules were not impacted. Options representing the right to purchase 455,000 shares of common stock were repriced.

      During the year ended June 30, 2000, the Company issued 31,835 shares of common stock to vendors and consultants in exchange for services rendered to the Company. The fair value of $55,000 assigned to the shares was based on the Company’s estimate of the fair value of the common stock. The fair value of

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of December 31, 2000 and for the six months ended
December 31, 1999 and 2000 is unaudited

such shares was amortized over the period in which the services were rendered to the Company. No shares of common stock were issued to vendors and consultants during the six months ended December 31, 2000.

      During the year ended June 30, 2000 and six months ended December 31, 2000, in connection with the grant of stock options to consultants and advisors of the Company, the Company recorded deferred stock compensation of approximately $135,000 and $168,000, respectively, representing the fair value of stock options on the respective grant dates, which was computed on the basis of Black-Scholes methodology and is continuing to be re-measured over the respective vesting periods. The Company recorded compensation expense of approximately $80,000 and $222,000 for the year ended June 30, 2000 and the six months ended December 31, 2000, respectively, for these options.

      The Company recorded compensation charges of $202,000 for the six months ended December 31, 2000 in connection with the modification of terms of stock options which principally related to the acceleration of vesting upon termination of an employee. The compensation expense was computed on the basis of intrinsic value representing the difference between the option exercise price and deemed fair value of underlying common stock on the employment termination date.

      The following table summarizes option activity for the years ended June 30, 1999, 2000 and for the six months ended December 31, 2000:

		Options Outstanding

			Weighted
			Average
	Shares	Number	Exercise
	Available	of Shares	Price

Balance at June 30, 1997	750,818	2,381,903	$1.24

Options granted	(982,563)	982,563	$2.36

Options exercised	—	(161,733)	$0.64

Options canceled	503,540	(622,895)	$2.14

Balance at June 30, 1998	271,795	2,579,838	$1.48

Additional shares authorized	750,000	—

Options granted	(1,767,000)	1,767,000	$1.18

Options exercised	—	(763,741)	$0.78

Options canceled	1,009,500	(1,267,806)	$1.56

Balance at June 30, 1999	264,295	2,315,291	$1.13

Additional shares authorized	1,750,000	—

Options granted	(1,951,410)	1,951,410	$2.27

Options exercised	—	(542,100)	$1.06

Options canceled	224,581	(224,581)	$1.27

Balance at June 30, 2000	287,466	3,500,020	$1.69

Additional shares authorized	1,100,000	—

Options granted	(1,326,282)	1,326,282	$3.34

Options exercised	—	(437,431)	$1.30

Options cancelled	293,003	(293,003)	$1.76

Balance at December 31, 2000	354,187	4,095,868	$2.50

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of December 31, 2000 and for the six months ended
December 31, 1999 and 2000 is unaudited

The weighted average grant date fair value of options was $0.60, $0.26, and $0.61 for the years ended June 30, 1998, 1999, and 2000, respectively.

      The following table summarizes stock options outstanding at June 30, 2000:

	Options Outstanding
				Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
Range of	Number	Contractual	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life	Price	Exercisable	Price

$0.20	71,000	1.12	$0.20	71,000	$0.20
$0.50 – $0.60	181,000	3.56	$0.53	181,000	$0.53
$1.00	1,042,041	7.98	$1.00	418,712	$1.00
$1.75 – $2.00	1,096,698	9.14	$2.00	81,267	$1.99
$2.50 – $2.90	1,109,281	9.61	$2.51	60,010	$2.70

$0.20 – $2.90	3,500,020	8.50	$1.69	811,989	$1.05

      At June 30, 1999, 1,203,196 shares were exercisable at a weighted average exercise price of $0.95.

      The Company has elected to follow APB Opinion No. 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. When the exercise price of the Company’s employee stock options equals the fair value of the underlying stock on the date of grant, no compensation expense is recognized.

      Pro forma information regarding net loss has been determined as if the Company had accounted for its employee stock options granted during the years ended June 30, 1999 and 2000, under the fair value method of FAS 123. The fair value for these options was estimated at the date of grant using the minimum value method with the following weighted average assumptions:

	Years Ended June 30,

	1998	1999	2000

Expected volatility	N/A	N/A	N/A

Expected life of options in years	5	5	5

Risk-free interest rate	5.78%	4.78%	6.29%

Expected dividend yield	0	0	0

      The option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company’s employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of December 31, 2000 and for the six months ended
December 31, 1999 and 2000 is unaudited

      Had compensation cost for the Company’s stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of FAS 123, the Company’s net income (loss) would have been reduced to the pro forma amounts indicated below:

	Years Ended June 30,

	1998	1999	2000

	(in thousands, except for
	per share data)
Net income (loss)

As reported	$(2,104)	$2,022	$(1,907)

Pro forma	$(2,231)	$1,675	$(2,348)
Net income (loss) per share — Basic

As reported	$(0.53)	$0.49	$(0.37)

Pro forma	$(0.56)	$0.40	$(0.46)
Net income (loss) per share — Diluted

As reported	$(0.53)	$0.12	$(0.37)

Pro forma	$(0.56)	$0.10	$(0.46)

Deferred Compensation

      Synaptics recorded deferred stock compensation of $85,000 and $1,917,000 during the year ended June 30, 2000 and the six months ended December 31, 2000, representing the aggregate difference between the exercise prices of options granted to employees and the deemed fair values for common stock subject to the options as of the respective measurement dates. These amounts are being amortized by charges to operations, on a straight-line basis, over the vesting periods of the individual stock options. During the year ended June 30, 2000 and the six month period ended December 31, 2000, the Company recorded $2,000 and $90,000 of amortization expense related to deferred stock compensation.

Warrants

      In connection with certain financing transactions during 1995 the Board of Directors authorized the issuance of warrants to purchase 32,000 shares of the Company’s Series E preferred stock at an exercise price of $2.50 per share. The warrants expire on May 31, 2002. The fair value of the warrants for financial reporting purposes was determined to be immaterial.

Shares reserved for Future Issuance

      Synaptics has reserved shares of common stock for future issuance as follows:

	June 30,	December 31,
	2000	2000

Convertible preferred stock, including effect of preferred stock warrants	11,105,517	11,105,517

Stock options outstanding	3,500,020	4,095,868

Stock options, available for grant	287,466	354,187

Shares issuable under acquisition agreements subject to future performance	237,500	237,500

Total	15,130,503	15,793,072

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of December 31, 2000 and for the six months ended
December 31, 1999 and 2000 is unaudited

9.  Notes Receivable from Stockholders

      During the years ended June 30, 1999 and 2000, the Company received $493,000 and $300,000, respectively, of full-recourse notes receivable from certain employees, which bear interest at rates ranging from 4.5% to 6.1% in consideration for the stock issued upon the exercise of stock options. During the six months ended December 31, 2000, the Company received $273,000 of full-recourse notes receivable from certain employees, which bear interest at rates ranging from 6.1% to 6.25%. The notes and accrued interest, which are compounded semiannually, become due over the period from December 2002 to October 2009 or upon termination of employment, whichever is earlier. As of June 30, 2000 and December 31, 2000, the principal amounts outstanding amounted to $633,000 and $906,000, respectively.

10.  Contingencies

      The Company is a party to a legal proceeding arising in the normal course of business. The Company believes it is unlikely that the outcome of this matter will have a material adverse effect on the Company’s financial position or results of operations.

11.  Income Taxes

      The provision for income taxes consists of the following (in thousands):

	Years Ended June 30,

	1998	1999	2000

Current

Federal	$—	$40	$59

Foreign	—	—	61

Total	$—	$40	$120

      Income (loss) before provision for income taxes consisted of the following (in thousands):

	Years Ended June 30,

	1998	1999	2000

U.S.	$(2,104)	$2,062	$(579)

Foreign	—	—	(1,208)

Total	$(2,104)	$2,062	$(1,787)

      The provision (benefit) for income taxes differs from the federal statutory rate as follows (in thousands):

	Years Ended June 30,

	1998	1999	2000

Provision (benefit) at U.S. federal statutory rate	$(736)	$722	$(626)

Unbenefited losses (utilization of net operating losses)	730	(746)	156

Acquired in-process research and development	—	—	299

Goodwill amortization	—	—	176

Alternative minimum tax	—	40	59

Other	6	24	56

	$—	$40	$120

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of December 31, 2000 and for the six months ended
December 31, 1999 and 2000 is unaudited

      Significant components of the Company’s deferred tax assets are as follows (in thousands):

	Years Ended June 30,

	1999	2000

Net operating loss carryforwards	$1,000	$280

Research and development credit carryforwards	1,400	1,575

Investment reserve	—	1,085

Other	1,000	1,205

Valuation allowance	(3,400)	(4,145)

	$—	$—

      The valuation allowance for deferred tax assets decreased by approximately $700,000 during the fiscal year ended June 30, 1999 and increased by approximately $1,300,000 during the fiscal year ended June 30, 1998.

      As of June 30, 2000, the Company had federal net operating loss carryforwards of approximately $800,000. The Company also had federal research and development tax credit carryforwards of approximately $1,200,000. The net operating loss carryforwards will expire at various dates from 2012 through 2020 if not utilized.

      The utilization of net operating losses and credits may be subject to an annual limitation due to the ownership limitations set forth in the Internal Revenue Code of 1986 and similar state provisions.

      The provision for income taxes for the six months ended December 31, 1999 and 2000 reflect the estimated U.S. federal alternative minimum tax and foreign taxes expected to be incurred for the full fiscal year.

12.  401(k) Plan

      The Company has a 401(k) Retirement Savings Plan for full-time employees (the Plan). Under the Plan, eligible employees may contribute a maximum of 25% of their net compensation or the annual limit of $10,500 permitted by law. The Company does not provide any matching funds.

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of December 31, 2000 and for the six months ended
December 31, 1999 and 2000 is unaudited

13.  Net Income (Loss) Per Share

      The following table presents the computation of basic and diluted and pro forma basic and diluted net income (loss) per share:

				Six Months Ended
	Years Ended June 30,			December 31,

	1998	1999	2000	1999	2000

	(in thousands, except for share and per share data)

Numerator for basic and diluted net income (loss) per share:

Net income (loss)	$(2,104)	$2,022	$(1,907)	$1,184	$(215)

Denominator for basic net income (loss) per share:

Weighted average common shares outstanding	3,978,703	4,436,352	5,498,218	4,346,074	6,130,661

Less: Weighted average shares subject to repurchase	—	(289,193)	(339,864)	(306,977)	(292,987)

Denominator for basic net income (loss) per share	3,978,703	4,147,159	5,158,354	4,039,097	5,837,674

Denominator for diluted net income (loss) per share:

Weighted average common shares outstanding	3,978,703	4,436,352	5,498,218	4,346,074	6,130,661

Dilutive stock options	—	709,135	—	959,413	—

Dilutive warrants	—	32,000	—	32,000	—

Dilutive preferred stock	—	11,073,517	—	11,073,517	—

Dilutive contingent shares	—	—	—	101,844	—

Denominator for diluted net income (loss) per share	3,978,703	16,251,004	5,158,354	16,512,848	5,837,674

Net income (loss) per share:

Basic	$(0.53)	$0.49	$(0.37)	$0.29	$(0.04)

Diluted	$(0.53)	$0.12	$(0.37)	$0.07	$(0.04)

Pro forma basic and diluted:

Shares used above, basic			5,158,354		5,837,674

Pro forma adjustment to reflect weighted average effect of the assumed conversion of convertible preferred stock			11,073,517		11,073,517

Shares used in computing pro forma net loss per share			16,231,871		16,911,192

Pro forma net loss per share — basic and diluted			$(0.12)		$(0.01)

SYNAPTICS INCORPORATED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Information as of December 31, 2000 and for the six months ended
December 31, 1999 and 2000 is unaudited

14.  Subsequent Events (unaudited)

Registration Statement

      On February 9, 2001, the Board of Directors authorized the Company to file a registration statement with the Securities and Exchange Commission for an initial public offering (IPO) of its common stock. In connection with the offering, the Company will be reincorporated as a Delaware corporation prior to the completion of the offering.

      If the offering is consummated under the terms presently anticipated, all of the shares of convertible preferred stock outstanding as of December 31, 2000 will automatically convert into 11,105,517 shares of common stock, including shares from the assumed exercise of a warrant for the purchase of 32,000 shares of Series E preferred stock. The effect of this exercise and conversion, and the reincorporation in Delaware, has been reflected in the unaudited pro forma stockholders’ equity in the accompanying consolidated balance sheet at December 31, 2000.

2001 Employee Stock Purchase Plan

      The Company adopted the 2001 Employee Stock Purchase Plan (the “Purchase Plan”) in February 2001. The Purchase Plan becomes effective on the effective date of the registration statement for an IPO of the Company’s common stock. The Purchase Plan allows employees to designate up to 25% of their total compensation to purchase shares of common stock at 85% of fair market value. The Company has reserved 1,000,000 shares of common stock for issuance under the Purchase Plan.

SYNAPTICS (UK) LIMITED

(FORMERLY ABSOLUTE SENSORS LIMITED)
(FORMERLY TAYVIN92 LTD)
Registered number: 3460714

Accounts for the period

ended 31 December 1998

Together with Auditors’ Report

REPORT OF THE AUDITORS

To the Shareholders of Synaptics (UK) Limited (formerly Absolute Sensors Limited)

      We have audited the accounts on pages F-28 to F-38 which have been prepared under the historical cost convention and the accounting policies set out on pages F-31 and F-32.

Respective responsibilities of directors and auditors

      The company’s directors are responsible for the preparation of the accounts in accordance with generally accepted accounting principles in the United Kingdom. In preparing these accounts the directors are required to:

•	select suitable accounting policies and then apply them on a consistent basis, making judgments and estimates that are prudent and reasonable; and

•	prepare the accounts on a going concern basis unless it is not appropriate to presume the company will continue in business.

      The directors are also responsible for keeping proper accounting records, for safekeeping the assets and liabilities of the company, and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

      It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion to you.

Basis of opinion

      We conducted our audit in accordance with Auditing Standards issued by the United Kingdom Auditing Practices Board and generally accepted auditing standards in the United States. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts and of whether the accounting policies are appropriate to the circumstances of the company, consistently applied and adequately disclosed.

      We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts.

Opinion

      In our opinion the accounts give a true and fair view of the state of the company’s affairs at 31 December 1998 and of its loss and cash flows for the period then ended, and have been properly prepared in accordance with generally accepted accounting principles in the United Kingdom.

REPORT OF THE AUDITORS — (Continued)

Reconciliation to U.S. GAAP

      Accounting practices used by the company in preparing the accompanying accounts conform with generally accepted accounting principles in the United Kingdom, but do not conform with generally accepted accounting principles in the United States. A description of these differences is set out in note 18.

Betjeman House 104 Hills Road Cambridge CB2 1LH	Arthur Andersen Chartered Accountants

28 January 1999

(Except with respect to note 18, as to which the date is 22 February 2001)

SYNAPTICS (UK) LIMITED

(FORMERLY ABSOLUTE SENSORS LIMITED)

PROFIT AND LOSS ACCOUNT

For the period ended 31 December 1998

		Period to
		31 December 1998
	Notes	£’000

Turnover	2	188

Operating expenses	3	(555)

Loss on ordinary activities before taxation	4	(367)

Tax on loss on ordinary activities		89

Retained loss for the period		(278)

Retained profit, beginning of period		—

Retained loss, end of period	10	(278)

      There are no recognised gains and losses, other than the loss for the period, and therefore a statement of total recognised gains and losses has not been included in these accounts.

      All results are entirely attributable to continuing activities.

The accompanying notes are an integral part of this profit and loss account.

SYNAPTICS (UK) LIMITED

(FORMERLY ABSOLUTE SENSORS LIMITED)

BALANCE SHEET

31 December 1998

			1998
	Notes		£’000

Fixed assets

Tangible assets	6	(a)	64

Investments	6	(b)	100

			164

Current assets

Debtors	7		141

Cash at bank and in hand			34

			175

Creditors: Amounts falling due within one year	8		(45)

Net current assets			130

Total assets less current liabilities			294

Capital and reserves

Called-up share capital	9		571

Share premium account	10		1

Profit and loss account	10		(278)

Shareholders’ funds — all equity	15		294

The accompanying notes are an integral part of this balance sheet.

Signed on behalf of the Board

I P COLLINS

Director

28 January 1999

SYNAPTICS (UK) LIMITED

(FORMERLY ABSOLUTE SENSORS LIMITED)

CASH FLOW STATEMENT

For the period ended 31 December 1998

		Period to
		31 December 1998
	Notes	£’000

Net cash outflow from operating activities	16	(364)
Capital expenditure and financial investment

• Purchase of tangible fixed assets		(74)

• Purchase of investments		(100)

Cash outflow before financing		(174)

Financing		(538)

• Issue of shares		572

Increase in cash in the period	17	34

The accompanying notes are an integral part of this cash flow statement.

SYNAPTICS (UK) LIMITED

(FORMERLY ABSOLUTE SENSORS LIMITED)

NOTES TO THE ACCOUNTS

31 December 1998

1.  Accounting policies

      The principal accounting policies, all of which have been applied consistently throughout the period are:

  a)  Basis of accounting

      The accounts are prepared under the historical cost convention and in accordance with U.K. GAAP.

  b)  Tangible fixed assets

      Fixed assets are shown at cost less accumulated depreciation. Depreciation is provided at rates calculated to write off the cost less estimated residual value of each asset on a straight-line basis over its estimated useful life as follows:

Equipment	3 - 4 years

Fixtures and fittings	3 - 10 years

      The residual value is calculated on prices prevailing at the date of acquisition.

  c)  Taxation

      Corporation tax payable is provided on taxable profits at the current rate. Deferred taxation (which arises from differences in the timing of the recognition of items, principally depreciation, in the accounts and by the tax authorities) has been calculated on the liability method. Deferred tax is provided on timing differences which will probably reverse at the rates of tax likely to be in force at the time of reversal. Deferred tax is not provided on timing differences which, in the opinion of the directors, will probably not reverse.

  d)  Pension costs

      Pension costs represent payments to money purchase schemes for the benefit of substantially all employees, which are operated by independent life assurance companies. Employer’s contributions range from 8% to 20% of pensionable payroll dependent upon the age of the employee, and are contingent upon employees’ contributions between 3% and 9%. The amount charged to the profit and loss account is the contributions payable in the year.

  e)  Foreign currency

      Transactions denominated in foreign currencies are recorded in the local currency at actual exchange rates as of the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the year-end are reported at the rates of exchange prevailing at the year-end. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

  f)  Turnover

      Turnover comprises the value of sales (excluding VAT and trade discounts) of services in the normal course of business.

SYNAPTICS (UK) LIMITED
(FORMERLY ABSOLUTE SENSORS LIMITED)

NOTES TO THE ACCOUNTS — (Continued)

1.  Accounting policies — (Continued)

  g)  Investments

      Fixed asset investments (other than investments in subsidiary undertakings) are shown at cost less provision for impairment. The cost of an investment may include the cost of consultancy or other costs incurred by the company on behalf of the investee company to the extent that such costs have not been reimbursed by the investee company, but only where the directors are satisfied that the resultant carrying value of that investment does not exceed the realisable value of the company’s interest in the investee’s share capital.

      Current asset investments are stated at the lower of cost and net realisable value. Current asset associate investments are stated at share of net assets.

  h)  Leases

      Rentals under operating leases are charged on a straight-line basis over the lease term.

      Assets held under finance leases are initially reported at the fair value of the asset, with an equivalent liability categorised as appropriate under creditors due within or after one year. The asset is depreciated over the shorter of the lease term and its useful economic life. Finance charges are allocated to accounting periods over the period of the lease to produce a constant rate of charge on the outstanding balance.

  i)  Research and development

      Research expenditure is written off as incurred. Development expenditure is also written off, except where the directors are satisfied as to the technical, commercial and financial viability of individual projects. In such cases, the identifiable expenditure is deferred and amortised over the period during which the company is expected to benefit.

2.  Turnover

      Analysis of turnover by geographical area:

Period to
31 December 1998
£’000

United States	188

188

3.  Operating expenses

Period to
31 December 1998
£’000

Selling and marketing costs	39

Research and development expenses	516

555

SYNAPTICS (UK) LIMITED
(FORMERLY ABSOLUTE SENSORS LIMITED)

NOTES TO THE ACCOUNTS — (Continued)

4.  Loss on ordinary activities before taxation

      Loss on ordinary activities before taxation is stated after charging:

Period to
31 December 1998
£’000

Depreciation of tangible fixed assets	10

Auditors’ remuneration	1

5.  Staff costs

      Particulars of employees (including executive directors) are as shown below:

      Employee costs during the period amounted to:

Period to
31 December 1998
£’000

Wages and salaries	72

Bonus and other discretionary payments	56

Social security costs	11

Other pension costs	9

148

      The average monthly number of persons (including executive directors) employed by the company during the period was as follows:

Period to
31 December 1998
Number

Fee earners	4

Support and administration	1

5

Period to
31 December 1998
Directors’ remuneration:	£’000

Directors of the company received the following remuneration:

Emoluments	45

Other bonus payments	56

Contributions to money purchase pension schemes	6

107

      The above amounts do not include any gains made on the exercise of share options or the value of any shares or share options received under long term incentive schemes. No director exercised share options during the period, and shares were received or receivable under long term incentive schemes by 3 directors.

SYNAPTICS (UK) LIMITED
(FORMERLY ABSOLUTE SENSORS LIMITED)

NOTES TO THE ACCOUNTS — (Continued)

5.  Staff costs — (Continued)

      The number of directors who were members of money purchase pension schemes during the period was 3.

6(a).  Tangible fixed assets

      The movement in the period was as follows—

		Fixtures
		and
	Equipment	fittings	Total
	£’000	£’000	£’000

Cost

Beginning of period	—	—	—

Additions	60	14	74

End of period	60	14	74

Depreciation

Beginning of period	—	—	—

Charge	8	2	10

End of period	8	2	10

Net book value

Beginning of period	—	—	—

End of period	52	12	64

6(b).  Fixed asset investment

Cost and net book value

1998
£’000

Trade investments

Beginning of period	—

Additions	100

End of period	100

7.  Debtors

      The following are included in debtors, all amounts falling due within one year:

1998
£’000

Trade debtors	39

Amounts owed by group undertakings	102

141

SYNAPTICS (UK) LIMITED
(FORMERLY ABSOLUTE SENSORS LIMITED)

NOTES TO THE ACCOUNTS — (Continued)

8.  Creditors: Amounts falling due within one year

      The following amounts are included in creditors falling due within one year:

1998
£’000

Trade creditors	2

Taxation and social security	26

Accruals and deferred income	17
45

9.  Called-up share capital

1998
£’000

Authorised — 2,000,000 ordinary shares of £1 each	2,000

Allotted, called-up and fully-paid — 570,591 ordinary shares of £1 each	571

      Options have been granted during the year over 119,453 shares. These options may be exercised between 3 and 7 years after the date of grant and will rank pari passu with existing shares (pre rights) when exercised. They have been granted with an exercise price as follows:

Exercise price	Number

£1	36,000

£1.25	14,453

£4	36,000

£10	33,000

10.  Reserves

	Share	Profit
	premium	and loss
	account	account	Total
	£’000	£’000	£’000

At beginning of period	—	—	—

Retained loss for the period	—	(278)	(278)

Shares issued	1	—	1

At end of period	1	(278)	(277)

      The share premium account is a non-distributable reserve.

11.  Guarantees and other financial commitments

Capital commitments

      The company had no capital commitments at 31 December 1998.

SYNAPTICS (UK) LIMITED
(FORMERLY ABSOLUTE SENSORS LIMITED)

NOTES TO THE ACCOUNTS — (Continued)

12.  Ultimate parent company

      The company is a subsidiary undertaking of The Generics Group Ltd, a company registered in England and Wales, which is the smallest company in which the results of the company are consolidated. The consolidated results of The Generics Group Ltd are available to the public and may be obtained from Harston Mill, Harston, Cambridge, CB2 5NH.

      The Generics Group Ltd is a subsidiary undertaking of Catella Holding AB, a company registered in Sweden. The ultimate company in which the results of the company are consolidated is InterIKEA Holding SA, a company registered in Luxembourg.

13.  Directors’ interests

      Directors’ interests in the shares of the company and other group undertakings at 31 December 1998 and at date of appointment were as follows:

	Par value of	Number of	Number of
Name of company	ordinary shares	shares	options

The Generics Group Ltd

I P Collins	Deferred 50p	4,050	—

I P Collins	Ordinary 25p	10	—

Imerge Ltd

M J Frost	1p	100	—

Absolute Sensors Ltd	£1

I P Collins		7,706	32,442

D T Ely		17,530	28,122

M C Burwell		4,303	29,783

R A Jones		3,000	—

M J Frost		2,000	—

14.  Related party transactions

      The company paid consulting, research and patent fees of £315,000 to Scientific Generics Ltd, a subsidiary of The Generics Group Ltd.

15.  Reconciliation of movements in shareholders’ funds

1998
£’000

Opening shareholders’ funds	—

Loss for the financial period	(278)

Shares issued	572

Closing shareholders’ funds	294

SYNAPTICS (UK) LIMITED
(FORMERLY ABSOLUTE SENSORS LIMITED)

NOTES TO THE ACCOUNTS — (Continued)

16.  Reconciliation of operating loss to net cash flow from operating activities

Period to
31 December 1998
£’000

Operating loss	(367)

Depreciation charge	10

Increase in debtors	(52)

Increase in creditors	45

(364)

17.  Analysis and reconciliation of net funds

	Beginning of
	period	Cash flow	End of period
	£’000	£’000	£’000

Cash at bank and in hand	—	34	34

Net funds	—	34	34

Period to
31 December 1998
£’000

Increase in cash in the period	34

Change in net funds	34

Net funds at beginning of period	—

Net funds at end of period	34

18.	Summary of the relevant differences between U.K. and U.S. generally accepted accounting principles

      The accounts are prepared in conformity with generally accepted accounting principles in the U.K. (U.K. GAAP) which differ in certain respects from those accepted in the United States (U.S. GAAP). The significant areas of difference affecting the accounts are set out below:

Income taxes

      Under U.K. GAAP, the company provides for deferred taxation using the partial liability method on all timing differences to the extent that it is considered probable that the liabilities will crystallise in the foreseeable future. Deferred tax assets are recognised to the extent that they are recoverable without replacement in the foreseeable future.

      Under U.S. GAAP, deferred taxation is provided for all temporary differences on a full liability basis. Deferred tax assets are also recognised (net of valuation allowances) to the extent that it is more likely than not the benefit will be realised. In addition, deferred tax may need to be recorded in respect of any differences between U.K. and U.S. GAAP.

Accounting for transfer of assets from parent company

      During the period, the company acquired a number of patents from its parent for a consideration of £190,000. Under U.K. GAAP, this amount has been expensed in the period and included within operating expenses.

SYNAPTICS (UK) LIMITED
(FORMERLY ABSOLUTE SENSORS LIMITED)

NOTES TO THE ACCOUNTS — (Continued)

18.	Summary of the relevant differences between U.K. and U.S. generally accepted accounting principles — (continued)

      As this is a purchase from a controlling shareholder, under U.S. GAAP this asset must be recorded by the company using the parent’s net book value determined in accordance with U.S. GAAP. Any difference between the amount paid and the net book value of the assets is recorded directly in shareholders’ equity as a dividend distribution or a capital contribution.

Revenue recognition for upfront payments

      During the period, the company entered into an agreement under which it received an up-front payment for the non-exclusive right to use certain of the company’s patents and know-how and royalties based upon a percentage of sales made by the purchaser using the licensed technology. Under U.K. GAAP, the licence fee has been recognised in the period it was received due to the fact it was a non-refundable payment. Royalties will be recognised when received.

      For U.S. GAAP purposes, the company has adopted Staff Accounting Bulletin 101 (“SAB 101”), “Revenue recognition in financial statements”, which was issued by the Securities and Exchange Commission (“SEC”) in December 1999. Under U.S. GAAP revenue is recognised when:

•	There is persuasive evidence of an arrangement;

•	Delivery of products has occurred or services rendered;

•	The seller’s price to the buyer is fixed or determinable; and

•	Collectability is reasonably assured.

      Where an agreement involves the delivery of multiple elements, U.S. GAAP generally requires any up-front fees to be deferred and amortised.

Statement of cash flows

      Under U.K. GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital investment and financial investment, acquisitions and disposals, equity dividends and financing activities.

      Under U.S. GAAP, cash flow activities are reported as operating activities, investing activities and financing activities. Cash flow from taxation and returns on investments and servicing of finance would, with the exception of dividends paid, be included as operating activities. The payment of dividends and debt issue costs would be included under financing activities.

SYNAPTICS (UK) LIMITED

(FORMERLY ABSOLUTE SENSORS LIMITED)

PROFIT AND LOSS ACCOUNT

(Unaudited)

		Nine Months
		Ended
		September 30,

		1998	1999
	Notes	£’000	£’000

Turnover	2	141	194

Operating expenses	3	(416)	(1,223)

Operating loss		(275)	(1,029)

Interest income		—	1

Interest expense		—	(1)

Loss on ordinary activities before taxation		(275)	(1,029)

Provision (Benefit) for income taxes		(67)	(79)

Retained loss for the period		(208)	(950)

SYNAPTICS (UK) INCORPORATED

(FORMERLY ABSOLUTE SENSORS LIMITED)

UNAUDITED INTERIM FINANCIAL STATEMENTS

NOTES TO THE ACCOUNTS

1)  Basis of Presentation

      The financial information for the nine months ended September 31, 1998 and 1999 is unaudited and includes all adjustments (consisting of only recurring adjustments) which the company considers necessary for a fair presentation of its results of operations. The unaudited interim financial statements should be read in conjunction with the audited financial statements and related footnotes.

2)  Turnover

	Nine Months Ended
	September 30,

	1998	1999
	£’000	£’000

Analysis of turnover by geographical area

United Kingdom	—	10

United States	141	184

	141	194

3)  Operating Expenses

	Nine Months Ended
	September 30,

	1998	1999
	£’000	£’000

Selling and marketing costs	29	157

Research and development expenses	387	1,066

	416	1,223

SYNAPTICS INCORPORATED

UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

BASIS OF PRESENTATION

      The following unaudited pro forma combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the combined results of operations for future periods or the results of operations that actually would have been realized had Synaptics and ASL been a combined company during the specified periods. The unaudited pro forma combined statements of operations, including the related notes, are qualified in their entirety by reference to, and should be read in conjunction with, the historical financial statements and related notes thereto of Synaptics and ASL included elsewhere in this prospectus. The following unaudited pro forma combined statements of operations for the years ended June 30, 1999 and 2000 give effect to the October 1999 acquisition of ASL by Synaptics as if it had occurred on July 1, 1998 and 1999, respectively, using the purchase method of accounting. The unaudited pro forma combined financial statements are based on the respective historical audited and unaudited financial statements and related notes of Synaptics and ASL.

      The unaudited pro forma combined statement of operations for the year ended June 30, 1999 assumes the acquisition took place on July 1, 1998 and combines Synaptics’ audited statement of operations for the year ended June 30, 1999 with ASL’s unaudited statement of operations for the twelve months ended June 30, 1999. The unaudited pro forma combined statement of operations for the year ended June 30, 2000 assumes the acquisition took place on July 1, 1999 and combines Synaptics’ audited statement of operations for the year ended June 30, 2000 with ASL’s unaudited statement of operations for the period from July 1, 1999 through October 25, 1999.

SYNAPTICS INCORPORATED

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Year Ended June 30, 1999
(in thousands, except for share and per share data)

	Historical		Pro Forma

	Synaptics	ASL	Adjustments	Combined

Net revenue	$29,842	$365	$—	$30,207

Cost of revenue	17,824	—	—	17,824

Gross margin	12,018	365	—	12,383

Operating expenses:

Research and development	4,851	1,782	—	6,633

Selling, general, and administrative	5,534	—	—	5,334

Amortization of goodwill and other acquired intangible assets	—	—	752 (a)	752

Total operating expenses	10,385	1,782	752	12,919

Operating income (loss)	1,633	(1,417)	(752)	(536)

Interest income, net	429	—	—	429

Income (loss) before income taxes	2,062	(1,417)	(752)	(107)

Provision (benefit) for income taxes	40	(159)	159 (b)	40

Net income (loss)	$2,022	$(1,258)	$(911)	$(147)

Net income (loss) per share:

Basic	$0.49			$(0.03)

Diluted	$0.12			$(0.03)

Shares used in computing net income (loss) per share:

Basic	4,147,159			4,799,184

Diluted	16,251,004			4,799,184

See accompanying notes to unaudited pro forma combined financial statements.

SYNAPTICS INCORPORATED

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Year Ended June 30, 2000
(in thousands, except for share and per share data)

	Historical		Pro Forma

	Synaptics	ASL	Adjustments		Combined

Net revenue	$43,447	$139	$—		$43,586

Cost of revenue	25,652	—	—		25,652

Gross margin	17,795	139	—		17,934

Operating expenses:

Research and development	8,386	839	—		9,225

Selling, general, and administrative	7,482	—	—		7,482

Acquired in-process research and development	855	—	(855	)(a)	—

Amortization of goodwill and other acquired intangible assets	530	38	250	(b)	818

Amortization of deferred compensation	82	—	—		82

Total operating expenses	17,335	877	(605)		17,607

Operating income (loss)	460	(738)	605		327

Interest income, net	465	—	—		465

Write-down of note receivable from an affiliated company	(2,712)	—	—		(2,712)

Income (loss) before income taxes	(1,787)	(738)	605		(1,920)

Provision (benefit) for income taxes	120	(56)	56		120

Net income (loss)	$(1,907)	$(682)	$549		$(2,040)

Net income (loss) per share:

Basic	$(0.37)				$(0.38)

Diluted	$(0.37)				$(0.38)

Shares used in computing net income (loss) per share:

Basic	5,158,354				5,371,597

Diluted	5,158,354				5,371,597

See accompanying notes to unaudited pro forma combined financial statements.

SYNAPTICS INCORPORATED

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

1.	Unaudited pro forma combined statement of operations for the year ended June 30, 1999

      The following adjustments have been reflected in the unaudited pro forma combined statement of operations:

a. Adjustment to record amortization of goodwill and other acquired intangible assets, resulting from allocation of the ASL purchase price calculated as follows (dollars in thousands):

		Estimated	Annual
	Amount	Useful Life	Amortization

Acquired core technology	$201	3 years	$67

Acquired workforce	160	2 years	80

Purchased patents	154	3 years	51

Goodwill	1,663	3 years	554

Total amortization of goodwill and other acquired intangible assets			$752

b. Adjustment to eliminate ASL tax benefit which would not have been available on a consolidated Entity Basis.

2.  Unaudited pro forma combined statement of operations for the year ended June  30, 2000

      The following adjustments have been reflected in the unaudited pro forma combined statement of operations:

a. Adjustment to eliminate write off acquired in-process research and development in the amount of $855,000, resulting from allocation of the ASL purchase price.

b. Adjustment to record additional amortization of goodwill and other acquired intangible assets, resulting from allocation of the ASL purchase price, for the period prior to the date of the acquisition in October 1999, calculated as follows (dollars in thousands):

			Recorded	Additional
		Estimated	Amortization	Amortization
	Amount	Useful Life	8 months	4 months

Acquired core technology	$201	3 years	$45	$22

Acquired workforce	160	2 years	53	27

Purchased patents	154	3 years	34	17

Goodwill	1,663	3 years	370	184

Total amortization of goodwill and other acquired intangible assets			$502	$250

c. Adjustment to eliminate ASL tax benefit which would not have been available on a consolidated Entity Basis.

(Inside back cover)

The top of the page has the word Synaptics across the middle in capital letters.

To the left of the word Synaptics is a circle-shaped picture depicting a finger moving a touch stick on a keypad. Below the word Synaptics is a picture of a white Internet terminal device with a touch pad, keyboard, and small display screen. To the right of the word Synaptics is a partial photo of the bottom half of a notebook computer. Directly below this picture of the notebook computer is the company logo and two Chinese characters below the logo, which denote QuickStroke, the Company's Chinese handwriting recognition software.

In the bottom left hand corner of the page is a picture of a hand cradling a remote control device with a small touch pad. In the bottom right hand corner is a blurred photo of the touch pad and keyboard of a notebook computer. Directly above this is a tilted photo of a computer screen. On the screen there is a Chinese version of a word processing program with the words Synaptics and various Chinese characters displayed.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

      Until             , 2001, all dealers effecting transactions in the common stock offered hereby, whether or not participating in this distribution, may be required to deliver a prospectus. This is in addition to the obligations of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

                  Shares

Common Stock

PROSPECTUS

Bear, Stearns & Co. Inc.

Banc of America Securities LLC

SG Cowen

ING Barings

            , 2001

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses of Issuance and Distribution.

      The following table sets forth the expenses in connection with the offering described in the Registration Statement. All such expenses are estimates except for the SEC registration fee and NASD and Nasdaq National Market filing fees.

SEC registration fee		$12,500

NASD filing fee		5,500

Blue Sky fees and expenses		*

Nasdaq National Market filing fee		95,000

Transfer agent and registrar fees		*

Accountants’ fees and expenses		*

Legal fees and expenses		*

Printing and engraving expenses		*

Miscellaneous fees		*

Total	$

*	To be filed by amendment.

Item 14.  Indemnification of Directors and Officers.

      The Certificate of Incorporation and Bylaws of the Registrant provide that the Registrant will indemnify and advance expenses, to the fullest extent permitted by the Delaware General Corporation Law, to each person who is or was a director or officer of the Registrant, or who serves or served any other enterprise or organization at the request of the Registrant (an “Indemnitee”).

      Under Delaware law, to the extent that an Indemnitee is successful on the merits in defense of a suit or proceeding brought against him or her by reason of the fact that he or she is or was a director, officer, or agent of the Registrant, or serves or served any other enterprise or organization at the request of the Registrant, the Registrant shall indemnify him or her against expenses (including attorneys’ fees) actually and reasonably incurred in connection with such action.

      If unsuccessful in defense of a third-party civil suit or a criminal suit, or if such a suit is settled, an Indemnitee may be indemnified under Delaware law against both (i) expenses, including attorney’s fees, and (ii) judgments, fines, and amounts paid in settlement if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Registrant, and, with respect to any criminal action, had no reasonable cause to believe his or her conduct was unlawful.

      If unsuccessful in defense of a suit brought by or in the right of the Registrant, where the suit is settled, an Indemnitee may be indemnified under Delaware law only against expenses (including attorneys’ fees) actually and reasonably incurred in the defense or settlement of the suit if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the Registrant except that if the Indemnitee is adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Registrant, he or she cannot be made whole even for expenses unless a court determines that he or she is fully and reasonably entitled to indemnification for such expenses.

      Also under Delaware law, expenses incurred by an officer or director in defending a civil or criminal action, suit, or proceeding may be paid by the Registrant in advance of the final disposition of the suit, action, or proceeding upon receipt of an undertaking by or on behalf of the officer or director to repay such amount if it is ultimately determined that he or she is not entitled to be indemnified by the Registrant.

The Registrant may also advance expenses incurred by other employees and agents of the Registrant upon such terms and conditions, if any, that the Board of Directors of the Registrant deems appropriate.

Item 15.  Recent Sales of Unregistered Securities.

      Since July 1, 1997, we have sold and issued the following securities:

1. From July 1, 1997 to December 31, 2000, we issued options to purchase an aggregate of 6,027,255 shares of our common stock at prices ranging from $1.00 to $5.50 per share to employees, directors and consultants pursuant to the 1996 Stock Option Plan.

2. From July 1, 1997 to December 31, 2000, we issued and sold an aggregate of 1,905,005 shares of our common stock to employees, directors, and consultants for aggregate consideration of $1,776,000 consisting of a mix of cash and promissory notes, pursuant to the exercise of options granted under our 1986 and 1996 Stock Option Plans.

3. During fiscal 2000, we issued 9,667 shares of our common stock at a value of $9,667 and 4,834 shares of our common stock at a value of $9,668 to Mr. T.W. Kang in payment for consulting services. We also issued 17,334 shares of our common stock at a value of $35,665 to Mr. Eugene Ko for consulting services.

4. In June 1999, we issued an aggregate of 37,500 shares of our common stock to Grand Wide Technology Limited in connection with the formation of its subsidiary in Taiwan at a value of $75,000. An additional 37,500 shares of our common stock will be issued if certain covenants are fulfilled.

5. In October 1999, we issued 652,025 shares of our common stock to 60 residents of the United Kingdom and four residents of the United States, all of whom were executive officers or employees of Absolute Sensors Limited, and to two institutional investors in Belgium and Switzerland at a value of $1,304,044 in connection with the acquisition of Absolute Sensors Limited, our British subsidiary. An additional 200,000 shares of our common stock will be issued if certain products are sold within two years of the acquisition.

      The sales and issuances of the securities in the transactions listed in paragraphs 1, 2, and 3 above were deemed to be exempt from registration under the Securities Act pursuant to the exemption provided by Rule 701 for securities issued in compensatory circumstances.

      The sales and issuances of the securities in the transactions listed in paragraphs 4 and 5 above were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2). Appropriate legends have been placed on the documents evidencing the securities and investment representations were obtained from the purchasers. All purchasers of securities either received adequate information about our company or had access, through employment or other relationships, to such information and were sophisticated investors. All such securities issued pursuant to such exemption are restricted securities as defined in Rule 144(a)(3) promulgated under the Securities Act.

Item 16.  Exhibits.

  (a)  Exhibits

Exhibit
Number		Exhibits

*	1	Form of Underwriting Agreement
*	3.1	Certificate of Incorporation of the Registrant
*	3.2	Bylaws of the Registrant
*	4.1	Specimen of Common Stock Certificate
*	5	Opinion of Greenberg Traurig, LLP

Exhibit
Number		Exhibits

*	10.1	1986 Incentive Stock Option Plan and Supplemental Stock Option Plan and form of grant agreement
*	10.2	1996 Stock Option Plan and form of grant agreement
*	10.3	2000 Nonstatutory Stock Option Plan and form of grant agreement
*	10.4	2001 Employee Stock Purchase Plan
*	21	List of Subsidiaries
*	23.1	Consent of Greenberg Traurig, LLP (included in Exhibit 5)
	23.2	Consent of Ernst & Young LLP, independent auditors
	23.3	Consent of Arthur Andersen, independent auditors
	24	Power of Attorney of Directors and Executive Officers (included on the Signature Page of the Registration Statement)

*	To be filed by amendment.

  (b)  Financial Statement Schedules

  Schedule II — Valuation and Qualifying Accounts

      The Registrant has not provided additional financial statement schedules because the information called for is not required or is shown either in the financial statements or the notes thereto.

Item 17.  Undertakings.

      The undersigned registrant hereby undertakes to provide to the underwriter, at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1), or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Jose, State of California, on February 21, 2001.

SYNAPTICS INCORPORATED

By:	/s/ FRANCIS F. LEE

Francis F. Lee
Chief Executive Officer

POWER OF ATTORNEY

      KNOW ALL PERSONS BY THESE PRESENTS, that the persons whose signature appears below constitute and appoint jointly and severally, Francis F. Lee and Russ Knittel, and each one of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this registration statement and to sign any registration statement and amendments thereto for the same offering filed pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all which said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do, or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ FRANCIS F. LEE Francis F. Lee	President, Chief Executive Officer, and Director (Principal Executive Officer)	February 21, 2001
/s/ RUSSELL J. KNITTEL Russell J. Knittel	Vice President of Administration, Chief Financial Officer, and Secretary (Principal Financial and Accounting Officer)	February 21, 2001
/s/ FEDERICO FAGGIN Federico Faggin	Chairman of the Board	February 21, 2001
/s/ KEITH B. GEESLIN Keith B. Geeslin	Director	February 21, 2001
/s/ RICHARD L. SANQUINI Richard L. Sanquini	Director	February 21, 2001
/s/ JOSHUA C. GOLDMAN Joshua C. Goldman	Director	February 21, 2001
T.W. Kang	Director

SCHEDULE II — VALUATION AND QUALIFYING ACCOUNTS

SYNAPTICS INCORPORATED

	Balance	Additions
	as of	Charged to		Balance as
	Beginning	Costs and		of End
Description	of Year	Expenses	Deductions	of Year

Year ended June 30, 1998

Deducted from asset accounts:

Allowance for doubtful accounts	$99,000	$—	$—	$99,000
Year ended June 30, 1999

Deducted from asset accounts:

Allowance for doubtful accounts	$99,000	$—	$—	$99,000
Year ended June 30, 2000

Deducted from asset accounts:

Allowance for doubtful accounts	$99,000	$21,000	$—	$120,000

S-1

EXHIBIT INDEX

Exhibit
Number		Exhibits

*	1	Form of Underwriting Agreement
*	3.1	Certificate of Incorporation of the Registrant
*	3.2	Bylaws of the Registrant
*	4.1	Specimen of Common Stock Certificate
*	5	Opinion of Greenberg Traurig, LLP
*	10.1	1986 Incentive Stock Option Plan and Supplemental Stock Option Plan and form of grant agreement
*	10.2	1996 Stock Option Plan and form of grant agreement
*	10.3	2000 Nonstatutory Stock Option Plan and form of grant agreement
*	10.4	2001 Employee Stock Purchase Plan
*	21	List of Subsidiaries
*	23.1	Consent of Greenberg Traurig, LLP (included in Exhibit 5)
	23.2	Consent of Ernst & Young LLP, independent auditors
	23.3	Consent of Arthur Andersen, independent auditors
	24	Power of Attorney of Directors and Executive Officers (included on the Signature Page of the Registration Statement)

*	To be filed by amendment.